Exhibit 99.1

Itaú

Complete

Financial Statements in IFRS

June 30, 2018

www.itau.com.br/investor-relations

www.pwc.com.br

(A free translation of the original in Portuguese)

Itaú Unibanco

Holding S.A.

Parent company and consolidated
financial statements at
June 30, 2018
and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2018 and the statements of income, changes in stockholders' equity and cash flows for the six-month period, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2018 and the consolidated statements of income and cash flows for the six-month period, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2018, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant's Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Our audit for the six-month period ended on June 30, 2018 was planned and executed considering that the operations of the Bank and the Consolidated did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the previous year.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Notes 4(f) and 8)

The calculation of the allowance for loan and lease losses is subject to management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the allowance for loan and lease losses is a process that involves a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, as well as managing credit risk, including guarantees and renegotiations, are important aspects on determining the allowance for loan and lease losses.

Considering the matters mentioned above, this area continued to be an area of focus during the audit.

Our audit procedures consider, among others:

•   Tests of the design and effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by management to meet the assumptions and the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) as well as the disclosures in notes to the financial statements.

•   For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the expected future cash flows, underlying guarantees, and the estimates of recovery of overdue receivables.

•   For the allowance for loan losses calculated on a collective basis (retail segment), we tested the underlying models, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods.

•   We tested the adequacy of the inputs for these models, and, when available, compared the data and assumptions used with market information.

We believe that the criteria and assumptions adopted by Management in determining and recording the allowance for loan losses are

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

appropriate and consistent, in all material respects, in the context of the financial statements.

Measurement of the fair value of financial instruments and derivatives with little liquidity and without active market-(Notes 4(c), 4(d) and 7)

The fair value measurement of financial instruments with little liquidity and without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

Our audit procedures consider, among others:

•   Testes of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

•   We analyzed the methodology used to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.

We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the Bank's business evolution and, over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

environment with different processes and segregated controls.	management control and the segregation of duties.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures, and we believe that the processes and controls of the information technology environment have provided a satisfactory basis to be used in the outcome of our audit of the financial statements.

Deferred tax assets (Note 14(b))

The deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution are recorded to the extent management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We continue to consider that this area requires audit focus, taking into account that using different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN and CMN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated.

We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates.

With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction.

We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the notes to the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of amounts recorded on intangible assets (Notes 4(k) and 15(b))

The balances of intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by management.

We continue to consider this as an area of audit focus due to: (i) projection of future results, in which the use of different assumptions can significantly modify the perspective of realization of these assets and the possible need to record impairment with consequent impact on the financial statements and (ii) the relevance of intangible assets arising from the acquisition of Itaú Corpbanca.

We have tested the design and effectiveness of the main controls established, including the analysis of the assumptions and critical judgments used by Management.

With the support of our specialists, we tested the projections for the determination of impairment of intangible assets as prepared by management, focusing on the most representative cases, such as intangible assets arising from the acquisition of Itaú Corpbanca, in order to corroborate the reasonableness of these realization estimates.

We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are appropriate and the disclosures in the notes to the financial statements are consistent with the information obtained.

Provision for contingent liabilities (Notes 4(n) and 12)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements are made to settle proceedings in advance.

In addition, in 2017, a labor reform was approved and an agreement instrument for the termination of civil legal proceedings related to economic plans was signed.

As part of our audit procedures, we tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence is not always uniform.

In this context, we consider that this subject requires audit focus.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Others matters

Statements of value added

The parent company and consolidated statements of value added for the six-month period ended on June 30, 2018, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management

Itaú Unibanco Holding S.A.

determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Itaú Unibanco Holding S.A.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 30, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

MANAGEMENT REPORT – January to June 2018

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to June 2018 follow the regulations established by the National Monetary Council (CMN), in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

New accounting standard IFRS 9 on financial instruments became effective on January 1, 2018. This standard introduces significant amendments to classification and measurement, impairment and hedge accounting. The most significant change resulting from IFRS 9 is how banks account for loan losses. As from IFRS 9 these will be addressed as expected rather than incurred, as before.

1	Economic Environment

1.1) Domestic Scenario

The Central Bank of Brazil started a cycle of cuts in interest rates in October 2016 and, since then, the Selic rate was reduced to current 6.50% per year from 14.25%. Inflation for the 12-month period, measured by IPCA, reached 4.4% in June.

GDP increased 1.0% in 2017 and 1.3% in the twelve-month period up to March 2018. This result is an improvement from the perfomance recorded between 2015 and 2016, a period overshadowed by economic downturn.

According to data from BACEN, loans granted increased 4.9% in actual terms in the 12-month period up to May 2018. Inventory of actual loans fell 1.5% in May, considering the annual comparison, from a decrease of 6.0% in the same period of 2017. In the same comparison, the inventory of loans as a proportion of GDP fell to 46.6% in 2018 from 47.9% in 2017. The default rate reduced 80 bps over the last 12 months and is now at 3.3%.

At the end of the first half of 2018, the Brazilian real was priced at R$3.86 against the U.S. dollar, compared to R$3.31 at the end of 2017. The short position in BACEN foreign exchange swaps is US$67 billion. On the other hand, the volume of foreign exchange reserves closed June 2018 at US$379.5 billion.

1.2) Latin America Scenario (ex-Brazil)

The economic activity has been recovering in Chile, Colombia and Peru, driven by higher commodities prices and a more robust growth of the world economy. Economic expansion remains strong in Paraguay, supported by the growth of the agricultural production. On the other hand, in view of more adverse external financial conditions, Argentina has experienced a severe economic downturn, also impacted by the effects of the drought gripping that country. The activity in Uruguay has slowed down, in line with the slower growth in Argentina and Brazil.

Central banks are adopting a more conservative approach. Chile, Colombia and Peru are signaling that there is no more room for interest cuts, and Paraguay has kept interest rates stable considering that its inflation is under control. Argentina and Uruguay, in turn, have increased interest rates.

1.3) International Scenario

The U.S. economy grew 2.3% in 2017 and 2.5% in the twelve-month period up to March 2018. In this recent period, job creation has remained on a strong pace, higher than 200,000 by month, and unemployment rate fell to 4.0% in June 2018 from 4.1% in December 2017.

In the Euro zone, the growth of the economic activity has remained robust, boosted by domestic demand and a more accommodative policy adopted by the European Central Bank. After a 2.4% growth in 2017, the 12-month growth calculated for the first quarter of 2018 was 2.7%.

China grew 6.8% in the first quarter of 2018. However, China’s economy has shown signs of a gradual slowdown, as a result of slightly more restrictive policies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	11

2	Itaú Unibanco Highlights

2.1) Corporate Governance

Fiscal Council

A permanent council reinforces our corporate governance

The Extraordinary General Stockholders’ Meeting of July 27 approved the permanent operation of our Fiscal Council, which works independently from the Board of Directors, our external auditors and the Audit Committee. It is worth mentioning that the Fiscal Council has been established annually and continuously since 2000. Its main responsibilities are:

•	inspecting the activities carried out by our Management; and
•	reviewing and providing an opinion on our financial statements.

Reference Form

Available on our Investor Relations website, this document includes a number of significant information on the bank

In May, we filed with CVM the 2017 Reference Form, which addresses a number of significant information, such as the Company’s economic and financial position, risk factors, management structure, capital structure, and securities issued, among others. This is a regulatory document issued annually, which must be updated whenever significant changes occur over the year, in accordance with CVM Instruction No. 480.

In this edition, chapters on risks and compensation were restated, and we adopted the IFRS as the standard approach for this document. To access the Reference Form, visit website https://www.itau.com.br/investor-relations > Financial Information > CVM Filings.

Audit Committee

Election of a new member keeps its composition independence

At a meeting of the Board of Directors held in April, Antonio Carlos Barbosa de Oliveira was elected as a new member of the Audit Committee, replacing Geraldo Travaglia Filho, who has reached the maximum number of terms of office permitted (5 years).

Additionally, Committee’s Chairman Gustavo Jorge Laboissière Loyola and members Antonio Francisco de Lima Neto, Diego Fresco Gutierrez1, Maria Helena dos Santos Fernandes de Santana, and Rogério Paulo Calderón Peres were reelected.

All members of the Audit Committee are deemed independent members, as defined by the Central Bank of Brazil.

1 Financial expert: a member with proven knowledge in accounting and auditing areas.

2.2) Strategic Frontlines

Seeking excellence and the creation of differentiated value for our stockholders and stakeholders, we have defined six strategic priorities with medium and long-term prospects, which have guided our management, as follows: client centricity, digital transformation, people management, risk management, sustainable profitability, and internationalization. Corporate governance and sustainability pervade all these frontlines.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	12

We highlight some significant initiatives in connection with this strategic agenda:

Digital Transformation

Samsung Pay

A simple, safe and private way to make payments and shop at stores, by apps or the Internet

We have continuously invested in new groundbreaking products and services. As of the first quarter of 2018, our clients were able to use Apple Pay (with a three-month exclusivity) and Samsung Pay as of June. Both tools are new ways for clients to make payments in the retail and e-commerce segments, enabling shopping with their iPhone, Apple Watch, iPad or Macbook (Apple Pay) or Samsung Smartphones and Smartwatch Gear (Samsung Pay), in a simple, safe and private way, without the need to use a plastic card.

People Management

New Dress Code

A new way to dress was implemented for all employees

In June, we launched the “Vou como Sou” campaign, aimed at providing employees with more freedom and comfort to dress to work, in addition to encouraging a diversity of styles within the organization. Based on surveys with employees and clients, this campaign aims at providing flexibility to our dress code, highlighting the importance of using common sense and respecting the environment scenario and the schedule of appointments in the day-to-day when choosing what to wear.

Diversity

Significant progress towards equal opportunities

In order to build up an increasingly fair company free from prejudice, we announced that the performance of our employees in maternity leave will be evaluated based on the period they worked in, with their profit sharing, nevertheless, being fully paid.

Accordingly, we have adjusted some issues that impacted exclusively and directly our women employees, thus making headway towards equal opportunities for all employees.

2.3) Return to Stockholders

Dividends and Interest on Capital

Stockholders with shareholding position on August 17, 2018 will be entitled to receive R$0.73042 per share, net of income tax

On July 30, 2018, the Board of Directors approved the payment of R$4.7 billion in dividends and interest on capital, net of income tax, to be credited on August 30, 2018, based on the shareholding position on August 17, 2018.

Up to June 30, 2018, we paid, provided or identified in the Stockholders’ Equity R$5.3 billion in dividends and interest on capital, net of income tax.

Share Buyback

Amount bought back from January to June 2018 totaled R$509.5 million

In the period from January to June 2018, we acquired 13.1 million preferred shares of own issue in the total amount of R$509.5 million at the average price of R$38.89 per share. It is worth mentioning that, including buybacks already carried out, our current program allows the acquisition of up to 14,195,517 common shares and up to 36.9 million preferred shares of own issue, and operations may be carried out up to June 19, 2019.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	13

Accordingly, on June 30, 2018, our treasury stock totaled 60,584,295 preferred shares.

This share buyback program aims at: (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; (iii) using the shares acquired if business opportunities arise in the future, and (iv) cancel them, eventually, increasing the individual share of each stockholder.

50% Stock Split

With a resulting 50% increase in dividends paid monthly

The Extraordinary General Stockholders’ Meeting of July 27 approved the 50% split of our shares and American Depositary Receipts (ADRs). Therefore, our stockholders will receive one new share for each two shares of the same type they own.

We believe that trading our shares at a more accessible level combined with a larger number of outstanding shares will generate potentially more business and a higher financial volume, which may create value to our stockholders.

After obtaining approval from the Central Bank of Brazil, we will disclose to the market the dates and other operational procedures to be carried out within the split operational scope.

2.4) Sustainability

Vigeo Eiris Best Emerging Market Performers Ranking

Making up this index for the sixth consecutive time

We once again make up the Vigeo Eiris Best Emerging Market Performers Ranking, composed of 101 companies from 20 countries with the best scores in indicators such as human rights, decent work practices, environment protection, corporate governance, business ethics, and contribution for economic and social development in the areas where they operate.

2.5) Regulatory Environment

Banking regulation is essential for the soundness and efficiency of the financial system. When amended, it may have direct impact on the bank’s results. We highlight below the main changes in this quarter:

Credit Cards

In April 2018, the Central Bank of Brazil disclosed new credit cards rules, which came into force on June 1, 2018, according to which financial institutions are barred from charging different interest rates for revolving credit for clients who pay at least the minimum amount of the bill and for those clients who are in default. The only difference permitted is that the bank may charge the latter with additional fine and interest in arrears. Additionally, the minimum percentage for payment of the bill (previously set at 15%) may be established by each institution individually, based on its own credit policy and the clients’ profile.

Since September 2017, Itaú Unibanco has equalized the rate for both audiences in order to be in conformity with Resolution No. 4,558, which, in the institution’s viewpoint, already imposed that condition to the card market.

Overdrafts

New self-regulation guidelines on the use of overdraft protection, announced in April by Febraban, came into force on July 1, 2018. Among these guidelines, we highlight the offer to pay the debit balance in installments for consumers who use this product on a non-emergency situation, that is, whenever they compromise at least 15% of the overdraft limit available during 30 consecutive days.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	14

This initiative from Febraban is an important hallmark in the sector to make headway and encourage people to have a healthier financial management and make a more conscious use of this product. This is a measure designed inside the banking self-regulation environment, which should contribute to boost the credit activity in Brazil.

Accordingly, Itaú Unibanco has adopted the following practices:

•	alerting the client whenever he or she uses the overdraft protection;
•	providing the client, at any moment, with a credit line for making payments in installments, at lower interest rates;
•	whenever the client uses the overdraft limit on a non-emergency situation, the bank will offer a cheaper credit line more adequate to his or her needs, such as consumer credit, payroll loans or customized credit;
•	Information will be stated separately in the bank statement, making it easier for clients to monitor the balance and the overdraft limit available;
•	agreements will be updated, emphasizing the emergency nature of this product.

The overdraft area on the website was redesigned, bringing, in addition to a simpler and more user-friendly language, videos to guide the use of this product and a calculator that enables the client to make simulations of the fees to be charged when using the overdraft protection.

Additionally, based on improved credit and default indicators and the successive reductions of the Selic rate, Itaú Unibanco has reduced interest rates in overdrafts in the last months.

For further information, please access: https://www.itau.com.br/creditos-financiamentos/cheque-especial/.

3	Awards, Recognition and Certifications

In the second quarter of 2018, we received recognition that contributed to strengthen our reputation. We list below the main awards received in the period:

Awards and Recognition

Segurador Brasil 2018 (Brazil Insurer 2018) Award (Segurador Brasil Magazine - April 2018)	Itaú Unibanco was the winner in “Sales Growth” and “Market Share Evolution” in the private pension plan category. The bank also won with the "Best Performance" in the extended warranty category.

Empresa Legal (Legally Cool Company) (Padrão Group / CIP – April 2018)	Itaú Unibanco was recognized as a Legally Cool Company, that is, it is a company recognized for engaging in settling conflicts through dialogue.

SP De Bike ao Trabalho 2018 (SP commuting by bike 2018) Award (Bike Anjo / Instituto Ethos / GCCA – Global Call for Climate Action – May 2018)	Itaú Unibanco was awarded in the Large Companies category for the impact and diversification of its actions.

Marcas Mais Amadas pelos Millennials (brands most beloved by millenials) award (Padrão Group / CIP - May 2018)	Itaú Unibanco was deemed the most beloved brand in the Banks segment.

Excelência em Serviços ao Cliente (Excellence in Customer Service) Award (Consumidor Moderno – May 2018)	Itaú Unibanco was the winner in the Banks and Cards categories, with ITAUCARD.

Efinance Award (Executivos Financeiros magazine - May 2018)	Itaú Unibanco was the winner in the Mobile Banking category with the “Depositing cheques on mobile” and "Essence of Personnalité service on Mobile" cases, and in the Education & Training category with the “Virtual Reality in Personnalité Features” case.

Euromoney FX Survey 2018 (Euromoney magazine - May 2018)	Banco Itaú Paraguay was the winner in the Paraguay’s best bank category.

Marcas Mais (brands most) (Estado Group - June 2018)	Itaú Unibanco ranked first in the Banks category and Itaú Seguros/Sulamerica ranked third in the Insurance Companies category.

Euromoney for Excellence (Euromoney magazine - June 2018)	Itaú Unibanco won as the best bank in Latin America, the best bank in Paraguay, and the best bank in Brazil.

Certifications

ISO 14001	Itaú Unibanco Business Center (local acronym IUCE) located at the Conceição district was certified for the first time, and Tatuapé Administrative Center was certified for the fourth consecutive time. ISO 14001 certification recognizes the bank's commitment to reduce environmental impact and promote the conscious use of natural resources.

ISO 27001	Itaú Unibanco holds the ISO 27001 certification, an international information security benchmark.

LEED	The Faria Lima 3500 building was recognized by the LEED operation and maintenance certification. This body assesses buildings with the best performance in connection with natural resources.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	15

4	Selected Financial Information

We offer a comprehensive range of banking services to a wide variety of market segments, including individuals and companies. We segregate our operations into wholesale and retail and we are structured to meet all our clients’ needs, either credit, investment, insurance or financial services in general. We present below a summary of our financial information:

	jun/30/2018	jun/30/2017
Profitability
Net Income (R$ billion)	12.5	12.7
Recurring Net Income (R$ billion)	12.1	12.4
Recurring Return on Average Equity - Annualized	20.1%	20.9%
Net Banking Product of Expected Losses from Financial Assets and Claims	41.4	45.7
Capital and Liquidity
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	17.2%	18.4%
Fixed Asset Ratio	21.4%	24.0%
Total High-Quality Liquid Assets(1)(2) (R$ billion)	172.2	185.3
Liquidity Coverage Ratio (LCR)(2)	169.5%	201.7%
Customer Service Network
Total Number of Employees (individuals)	99,914	95,065
Brazil	86,144	81,252
Abroad	13,770	13,813
Branches and Client Service Branches (CSBs) – units	4,904	4,955
Digital Branches	160	154
Branches - Brazil(3)	3,531	3,523
CSBs - Brazil	697	736
Branches + CSBs - Latin America	516	542
Automated Teller Machines (ATMs) – units(4)	47,650	46,572

	jun/30/2018	dec/31/2017
Assets
Total Assets (R$ billion)	1,469.1	1,436.2
Total Credit Portfolio, including Financial Guarantees Provided (R$ billion)	592.6	568.2
Loan Portfolio/Funding(5)	77.8%	74.4%
Stockholders' Equity (R$ billion)	126.3	131.4
Funding
Demand, Savings, and Time Deposits (R$ billion)	423.7	400.8
Debentures (Linked to Repurchase Agreemens and Third Parties' Operations) (R$ billion)	35.4	58.8
Funds from Bills and Structured Operations Certificates (R$ billion)	71.5	65.7

(1)	Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(2)	We monitor the Liquidity Coverage Ratio (LCR), as it refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 90% for 2018.

(3)	Includes IBBA representative offices abroad.

(4)	Includes CSBs (Client Service Branches), points of services in third parties’ establishments and Banco24horas ATMs.

(5)	The loan portfolio was calculated in BRGAAP and does not include financial guarantees provided.

From January to June 2018, net income was R$12.5 billion, down 1.6% from the same period of the previous year.

Our general and administrative expenses increased 5.7% between the first 6 months of 2017 and 2018, mainly driven by increases in compensation and benefits and our risk-adjusted efficiency ratio was 60.9%, down 300 basis points from the same period of 2017.

Itaú Unibanco is present in 19 countries with a team totaling, at June 30, 2018, 99.9 thousand employees who work focused on customer satisfaction. Employees’ fixed compensation plus charges and benefits totaled R$8.2 billion in the first semester of 2018.

In this semester, we highlight the 7.6% increase in commissions and fees from the first semester of 2017, mainly those related to current account services, fund management and credit cards.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	16

Loan portfolio reached R$592.6 billion at the end of June 2018, up 4.3% from the end of 2017. In the first semester of 2018, we recorded increases in the portfolios of loans to individuals and to very small, small and middle-market companies.

We highlight below our loan portfolio with financial guarantees provided at the end of June 2018:

The strategic credit risk management supports the quality of our loan portfolio. Nonperforming loans over 90 days overdue closed the second quarter of 2018 at 2.8%, down 30 basis points compared to the previous quarter.

¹In BRGAAP.

4.1) Capital Management and Distribution of Profits

Aimed at ensuring soundness and capital availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. We intend to maintain the minimum level, established by the Board of Directors, of 13.5% for Tier 1 Capital, which must be composed of at least 12% Common Equity Tier I. For further information, see to “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

The minimum capital requirement, either regulatory levels and those established by the Board of Directors, is directly associated with the percentage of dividends and interest on capital to be distributed to stockholders. This amount is determined based on: profitability in the year, the prospective use of capital based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may modify capital requirements, and changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, and always takes into account the minimum distribution set forth in the Bylaws.

Itaú Unibanco remunerates its stockholders by means of monthly and complementary payments, and the latter have historically occurred twice a year and are equally distributed regardless of the type of share. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Corporate Governance > Rules and Policies.

At the end of June 2018, the BIS ratio reached 17.2%, of which: (i) 15.1% related to Tier I Capital, which comprises Common Equity and Additional Tier I Capital, and (ii) 2.0% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of subordinated debt, which is part of our Tier II regulatory capital, reached R$15.8 billion on June 30, 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	17

•	Perpetual Subordinated Notes – In March 2018, we accessed the international debt market by issuing perpetual subordinated notes/AT1[1] in the amount of US$750 million. We had already issued US$1.25 billion in these notes in December 2017.

In May 2018, the Central Bank of Brazil approved the inclusion of this debt, as from the issue date, in the bank’s Reference Equity as Additional Tier I Capital, adding approximately 38 basis points2 to the bank’s Tier I Capital ratio. It is worth mentioning that in April 2018, the Central Bank of Brazil had already approved the issue carried out in December 2017, which composed approximately 60 basis points of the ratio.

Therefore, the total impact of these two AT1 issues on our Tier 1 capital ratio was 98 basis points2.

1 These notes have a fixed rate of 6.5%, applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing interest rate for U.S. Treasury bonds for the same period. Itaú Unibanco may repurchase these notes on the fifth anniversary of the issue date or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank of Brazil.

2	Takes into account the foreign exchange rate on June 30 at R$3.86.

5	Capital Markets

Itaú Unibanco is the largest private bank in Latin America, with market value of R$260.6 billion. We are ranked by Bloomberg among the 20 largest financial institutions in the world. We are deemed Brazil’s most valued brand by publications such as Interbrand, among other relevant recognition.

		R$	%
Shares	June 30, 2018	June 30, 2017	Change
Net income per share - Basic(1)
Common Shares	1.87	1.90	(1.6)
Preferred Shares	1.87	1.90	(1.6)
Net income per share - Diluted(2)
Common Shares	1.86	1.89	(1.6)
Preferred Shares	1.86	1.89	(1.6)
Average Daily Trading Volume (in millions)	1,203.2	932.1	29.1
B3 Volume (in millions)	673.7	454.5	48.2
NYSE Volume (in millions)	529.4	477.6	10.9
Market value (in billions)(3)(4)	260.6	239.0	9.0

(1) Calculated by dividing the net profit attributable to shareholders by the average number of shares, excluding the number of shares purchased by the company.

(2) Calculated similarly to (1), including the denominator (adjusted weighted average shares) actions related to stock options granted to the Stock Option Plan, assuming the potential plan of stock option exercise (Note 21a).

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average preferred multiplied by the number of outstanding shares at the end of the period);

(4) Taking into account the closing price of common and preferred shares multiplied by total outstanding shares of each type of shares, the market value reached R$246.5 billion on June 30, 2018 and R$ 224.7 billion on June 30, 2017, resulting in a variation of 9.7%.

21 Years’ Worth of History on NYSE

A historical hallmark in the U.S. stock market

We are celebrating the 21st anniversary of our listing on the New York Stock Exchange, the largest in terms of business volume. To celebrate this date, we were honored at the Closing Bell, a traditional ceremony that marks the end of the trading day in this U.S. stock exchange. This occasion counted on the presence of members of the Executive Committee and Board of Directors.

Our shares are traded in the U.S. as ADRs with the ticker ITUB, with one ADR equivalent to one preferred share. In the first half of 2018, Itaú Unibanco shares traded daily on the NYSE amounted to an average of R$529.4 million (US$152.3 million).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	18

APIMEC Cycle 2018

Commitment to transparency

Over 2018, we held 15 APIMEC meetings with the attendance of 1,770 participants. At these events we carried out presentations on the macroeconomic scenario and our results, strategies and outlooks. We responded to all the questions posted in these events, and the most recurring topics were the impact of interest rates on our results, capital and dividends, and competition in the digital market.

All presentations are available on our Investor Relations website and were submitted to capital markets regulators.

We invite you all to attend our Apimec meeting in the city of São Paulo on September 12. The event will be broadcast live and with simultaneous translation on our IR website.

Additionally, we took part in 12 conferences and two road shows in Brazil and abroad and held quarterly conference calls in English and Portuguese.

6	Regulation

6.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to June 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and related dates:

•	January 11 - review of compliance with transfer pricing policies;
•	February 1 and April 3 - review of tax-accounting bookkeeping; and
•	February 15 and May 23 -acquisition of technical materials.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee.

6.2) Brazilian Accounting Practices (BRGAAP)

We disclosed the complete financial statements in accordance with Brazilian accounting practices (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	19

7	Information and Acknowledgments

The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our “Itaú RI” (app), respectively.

We thank our employees for their dedication and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust (Approved at the Board of Directors' Meeting of July 30, 2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	20

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	06/30/2018	12/31/2017	01/01/2017
Cash and deposits on demand	4	25,402	18,749	18,542
Financial Assets		1,354,005	1,330,251	1,246,833
Central Bank compulsory deposits	5	84,800	98,837	85,700
At Amortized Cost		936,306	905,729	902,289
Interbank deposits	6	23,737	29,048	22,688
Securities purchased under agreements to resell	6	254,697	244,707	265,050
Securities	11	108,554	111,424	102,568
Loan operations and lease operations portfolio	12	522,492	497,719	494,851
Other financial assets	20a	62,953	59,568	53,895
(-) Provision for Expected Loss		(36,127)	(36,737)	(36,763)
At Fair Value Through Other Comprehensive Income		52,732	52,149	40,039
Securities	10	52,732	52,149	40,039
At Fair Value Through Profit or Loss		280,167	273,536	218,805
Securities	7	252,447	250,693	194,574
Derivatives	8	27,720	22,843	24,231
Investments in associates and joint ventures	13	5,038	5,055	5,073
Goodwill	3	11,412	10,716	9,675
Fixed assets, net	15	7,102	7,359	8,042
Intangible assets, net	16	8,656	8,667	7,381
Tax assets		46,975	44,249	45,081
Income tax and social contribution - current		2,261	2,336	2,703
Income tax and social contribution - deferred	27b	38,542	35,869	38,202
Other		6,172	6,044	4,176
Assets held for sale	36.9	732	736	631
Other assets	20a	9,773	10,457	10,056
Total assets		1,469,095	1,436,239	1,351,314

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	21

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2018	12/31/2017	01/01/2017
Financial Liabilities		1,082,070	1,056,717	1,012,075
At Amortized Cost		1,044,367	1,024,584	982,116
Deposits	17	426,595	402,938	329,414
Securities sold under repurchase agreements	19a	302,527	312,634	349,164
Interbank market debt	19a	133,637	129,616	135,483
Institutional market debt	19b	101,518	98,482	96,239
Liabilities for capitalization plans		3,336	3,301	3,147
Other financial liabilities	20b	76,754	77,613	68,669
At Fair Value Through Profit or Loss		32,676	27,211	25,217
Derivatives	8 and 9	32,436	26,746	24,698
Others	18	240	465	519
Provision for Expected Loss	12	5,027	4,922	4,742
Loan Commitments		3,160	3,015	2,761
Financial Guarantees		1,867	1,907	1,981
Reserves for insurance and private pension	30c ll	189,493	181,232	154,076
Provisions	32	19,192	19,736	20,909
Tax liabilities		4,983	7,836	4,950
Income tax and social contribution - current		2,426	3,175	1,741
Income tax and social contribution - deferred	27b II	384	391	(289)
Other		2,173	4,270	3,498
Other liabilities	20b	32,582	26,362	26,920
Total liabilities		1,328,320	1,291,883	1,218,930
Capital	21a	97,148	97,148	97,148
Treasury shares	21a	(1,978)	(2,743)	(1,882)
Additional paid-in capital	21c	1,782	1,930	1,785
Appropriated reserves	21d	4,624	11,681	6,466
Unappropriated reserves	21e	28,204	25,994	20,370
Cumulative other comprehensive income		(3,444)	(2,632)	(3,792)
Total stockholders’ equity attributed to the owners of the parent company		126,336	131,378	120,095
Non-controlling interests	21f	14,439	12,978	12,289
Total stockholders’ equity		140,775	144,356	132,384
Total liabilities and stockholders' equity		1,469,095	1,436,239	1,351,314

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	22

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2018	04/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Banking product		21,176	26,575	48,585	56,906
Interest and similar income	23a	32,971	36,535	65,196	76,811
Interest and similar expense	23b	(16,877)	(19,473)	(33,308)	(43,651)
Dividend income		163	170	197	175
Adjustments to Fair Value of Financial Assets and Liabilities	23c	(7,103)	(364)	(5,902)	3,218
Foreign exchange results and exchange variations on transactions		1,591	(326)	1,446	226
Banking service fees	24	9,083	8,439	17,980	16,711
Income related to insurance, private pension and capitalization operations before claim and selling expenses		1,100	1,287	2,273	2,696
Income related to insurance and private pension	30b III	6,096	6,392	12,150	13,260
Reinsurance Premiums	30b III	(6)	(12)	(5)	(26)
Change in reserves for insurance and private pension		(5,113)	(5,240)	(10,116)	(10,831)
Revenue from capitalization plans		123	147	244	293
Other income	25	248	307	703	720
Expected Loss from Financial Assets and Claims		(3,764)	(4,684)	(7,141)	(11,244)
Expected Loss with Loan Operations and Lease Operations	12b	(3,341)	(4,415)	(6,226)	(9,497)
Expected Loss with Other Financial Assets		(88)	(8)	(301)	(1,165)
Expenses for claims		(339)	(268)	(636)	(599)
Recovery of claims under reinsurance		4	7	22	17
Net Banking Product of Expected Losses from Financial Assets and Claim		17,412	21,891	41,444	45,662
Other operating income (expenses)		(15,037)	(14,324)	(29,506)	(28,586)
General and administrative expenses	26	(14,060)	(12,913)	(26,864)	(25,412)
Tax expenses		(1,140)	(1,538)	(2,932)	(3,449)
Share of profit or (loss) in associates and joint ventures	13	163	127	290	275
Income before income tax and social contribution	27	2,375	7,567	11,938	17,076
Current income tax and social contribution		(2,688)	(1,845)	(4,267)	(2,975)
Deferred income tax and social contribution		6,207	927	4,780	(1,446)
Net income		5,894	6,649	12,451	12,655
Net income attributable to owners of the parent company	28	5,740	6,331	12,129	12,394
Net income (loss) attributable to non-controlling interests	21f	154	318	322	261
Earnings per share - basic	28
Common		0.89	0.97	1.87	1.90
Preferred		0.89	0.97	1.87	1.90
Earnings per share - diluted	28
Common		0.88	0.96	1.86	1.89
Preferred		0.88	0.96	1.86	1.89
Weighted average number of shares outstanding - basic	28
Common		3,305,526,906	3,351,741,143	3,305,526,906	3,351,741,143
Preferred		3,178,429,935	3,155,404,279	3,174,578,488	3,158,922,612
Weighted average number of shares outstanding - diluted	28
Common		3,305,526,906	3,351,741,143	3,305,526,906	3,351,741,143
Preferred		3,225,868,666	3,209,326,813	3,206,342,528	3,195,332,639

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	23

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note		04/01 to 06/30/2018	04/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Net income			5,894	6,649	12,451	12,655
Financial assets at fair value through other comprehensive income			(891)	(241)	(772)	381
Change in fair value			(1,513)	(401)	(1,330)	560
Income tax effect			599	150	587	(237)
(Gains) / losses transferred to income statement	23	c	43	17	(52)	105
Income tax effect			(20)	(7)	23	(47)
Hedge			(1,451)	(310)	(1,802)	(411)
Cash flow hedge	9		(13)	83	(69)	(269)
Change in fair value			11	225	(80)	(390)
Income tax effect			(24)	(142)	11	121
Hedge of net investment in foreign operation	9		(1,438)	(393)	(1,733)	(142)
Change in fair value			(2,474)	(804)	(2,965)	(390)
Income tax effect			1,036	411	1,232	248
Remeasurements of liabilities for post-employment benefits (*)			1	5	1	(59)
Remeasurements	29		3	1	11	(24)
Income tax effect			(2)	4	(10)	(35)
Foreign exchange differences on foreign investments			1,477	520	1,761	316
Total comprehensive income			5,030	6,623	11,639	12,882
Comprehensive income attributable to non-controlling interests			154	318	322	261
Comprehensive income attributable to the owners of the parent company			4,876	6,305	11,317	12,621
(*)	Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	24

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended June 30, 2018 and 2017

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
							Financial Assets				Total	Total
							at Fair Value	Remeasurements	Cumulative		stockholders’	stockholders’
			Additional				Through Other	of liabilities of post-	translation	Gains and	equity – owners	equity – non-
		Treasury	paid-in	Appropriated	Unappropriated	Retained	Comprehensive	employment	adjustments	losses –	of the parent	controlling
	Capital	shares	capital	reserves	reserves	earnings	Income (1)	benefits	abroad	hedge(2)	company	interests	Total

Balance at 01/01/2017	97,148	(1,882)	1,785	6,466	20,370	-	(1,249)	(815)	2,085	(3,813)	120,095	12,289	132,384
Transactions with owners	-	(689)	(236)	2,568	-	(5,467)	-	-	-	-	(3,824)	65	(3,759)
Treasury shares	-	(689)	(70)	-	-	-	-	-	-	-	(759)	-	(759)
Granting of stock options – exercised options	-	593	(24)	-	-	-	-	-	-	-	569	-	569
Acquisition of treasury shares (Note 21a)	-	(1,282)	-	-	-	-	-	-	-	-	(1,282)	-	(1,282)
Granted options recognized	-	-	(46)	-	-	-	-	-	-	-	(46)	-	(46)
Share-based payment – variable compensation	-	-	(166)	-	-	-	-	-	-	-	(166)	-	(166)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	216	216
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,568	-	(5,467)	-	-	-	-	(2,899)	(151)	(3,050)
Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve	-	-	-	(5,048)	-	-	-	-	-	-	(5,048)	-	(5,048)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(442)	-	-	-	-	-	-	(442)	-	(442)
Other	-	-	-	-	23	-	-	-	-	-	23	-	23
Total comprehensive income	-	-	-	-	-	12,394	381	(59)	316	(411)	12,621	261	12,882
Net income	-	-	-	-	-	12,394	-	-	-	-	12,394	261	12,655
Other comprehensive income for the period	-	-	-	-	-	-	381	(59)	316	(411)	227	-	227
Appropriations:
Legal reserve	-	-	-	537	-	(537)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4,739	1,651	(6,390)	-	-	-	-	-	-	-
Balance at 06/30/2017	97,148	(2,571)	1,549	8,820	22,044	-	(868)	(874)	2,401	(4,224)	123,425	12,615	136,040
Change in the period	-	(689)	(236)	2,354	1,674	-	381	(59)	316	(411)	3,330	326	3,656
Balance at 01/01/2018	97,148	(2,743)	1,930	11,681	25,994	-	(239)	(825)	2,816	(4,384)	131,378	12,978	144,356
Transactions with owners	-	765	(148)	2,417	-	(5,435)	-	-	-	-	(2,401)	1,139	(1,262)
Treasury shares	-	765	8	(534)	-	-	-	-	-	-	239	-	239
Granting of stock options – exercised options	-	741	373	-	-	-	-	-	-	-	1,114	-	1,114
Acquisition of treasury shares (Note 21a)	-	(510)	-	-	-	-	-	-	-	-	(510)	-	(510)
Cancellation of Shares – Meeting of the Board of Directors 02/22/2018	-	534	-	(534)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	(365)	-	-	-	-	-	-	-	(365)	-	(365)
Share-based payment – variable compensation	-	-	(156)	-	-	-	-	-	-	-	(156)	-	(156)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	1,235	1,235
Dividends / interest on capital	-	-	-	2,951	-	(5,435)	-	-	-	-	(2,484)	(96)	(2,580)
Dividends / Interest on capital paid in 2018 - Year 2017 - Special profit reserve	-	-	-	(13,673)	-	-	-	-	-	-	(13,673)	-	(13,673)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(314)	-	-	-	-	-	-	(314)	-	(314)
Unclaimed dividends	-	-	-	-	-	2	-	-	-	-	2	-	2
Other	-	-	-	-	27	-	-	-	-	-	27	-	27
Total comprehensive income	-	-	-	-	-	12,129	(772)	1	1,761	(1,802)	11,317	322	11,639
Net income	-	-	-	-	-	12,129	-	-	-	-	12,129	322	12,451
Other comprehensive income for the period	-	-	-	-	-	-	(772)	1	1,761	(1,802)	(812)	-	(812)
Appropriations:
Legal reserve	-	-	-	497	-	(497)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4,016	2,183	(6,199)	-	-	-	-	-	-	-
Balance at 06/30/2018	97,148	(1,978)	1,782	4,624	28,204	-	(1,011)	(824)	4,577	(6,186)	126,336	14,439	140,775
Change in the period	-	(765)	148	7,057	(2,210)	-	772	(1)	(1,761)	1,802	5,042	(1,461)	3,581
(1)	Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income.
(2)	Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	25

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	04/01 to 06/30/2018	04/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Adjusted net income		10,578	19,927	25,558	37,758
Net income		5,894	6,649	12,451	12,655
Adjustments to net income:		4,684	13,278	13,107	25,103
Granted options recognized and share-based payment – variable compensation		109	106	(521)	(212)
Effects of changes in exchange rates on cash and cash equivalents		(2,355)	1,264	(2,284)	866
Expected Loss with Loan Operations and Lease Operations	12b	3,341	4,415	6,226	9,497
Interest and foreign exchange expense from operations with subordinated debt		6,267	2,322	7,336	2,698
Change in reserves for insurance and private pension		5,113	5,240	10,116	10,831
Revenue from capitalization plans		(123)	(147)	(244)	(293)
Depreciation and amortization	15 and 16	877	771	1,736	1,591
Interest expense from provision for contingent and legal liabilities		196	554	505	989
Provision for contingent and legal liabilities		805	942	1,085	1,644
Interest income related to escrow deposits		(38)	432	(84)	344
Deferred taxes (excluding hedge tax effects)	27b	848	1,596	2,694	2,668
Share of profit or (loss) in associates and joint ventures		(163)	(127)	(290)	(275)
(Gain) loss on Financial assets - At fair value through other comprehensive income	23c	43	17	(52)	105
Interest and foreign exchange income of financial assets at fair value through other comprehensive
income		(7,147)	(2,858)	(9,378)	(4,577)
Interest and foreign exchange of financial assets at amortized cost		(2,600)	(1,057)	(3,159)	(717)
(Gain) loss on sale of assets held for sale	25 and 26	73	180	144	238
(Gain) loss on sale of investments	25 and 26	(18)	(10)	(116)	(19)
(Gain) loss on sale of fixed assets	25 and 26	37	(11)	16	(7)
Other		(581)	(351)	(623)	(268)
Change in assets and liabilities (*)		32,302	(3,898)	(79,075)	(25,755)
(Increase) decrease in assets		(20,097)	(15,939)	(140,259)	(16,265)
Interbank deposits		662	(347)	(5,396)	331
Securities purchased under agreements to resell		(7,952)	4,087	(110,068)	15
Compulsory deposits with the Central Bank of Brazil		11,191	(3,799)	14,037	(2,771)
Financial assets Through Profit or Loss		8,188	19,753	(1,754)	(16,717)
Derivatives (assets / liabilities)		1,189	2,177	2,558	1,945
Loan operations		(28,767)	(40,986)	(30,293)	(2,170)
Other financial assets		(146)	(2,335)	(3,302)	1,629
Other tax assets		(6,887)	(2,480)	(5,176)	(1,862)
Other assets		2,425	7,991	(865)	3,335
(Decrease) increase in liabilities		52,399	12,041	61,184	(9,490)
Deposits		71,632	20,658	74,582	17,264
Deposits received under securities repurchase agreements		3,149	(8,064)	(10,424)	(27,246)
Financial liabilities at fair value throught profit or loss		(219)	(25)	(225)	(62)
Funds from interbank markets		(4,823)	3,790	2,588	1,190
Other financial liabilities		252	(2,389)	(993)	(5,123)
Technical reserve for insurance and private pension		(1,912)	(193)	(1,855)	1,962
Liabilities for capitalization plans		123	159	279	361
Provisions		(1,011)	(1,228)	(1,775)	(1,726)
Tax liabilities		(1,038)	280	(1,695)	2,797
Other liabilities		(13,268)	(45)	3,293	4,071
Payment of income tax and social contribution		(486)	(902)	(2,591)	(2,978)
Net cash from (used in) operating activities		42,880	16,029	(53,517)	12,003
Interest on capital / dividends received from investments in associates and joint ventures		98	116	189	275
Cash received on financial assets - At fair value through other comprehensive income		511	(1,271)	3,478	11,087
Cash received from redemption of financial assets at amortized cost		1,584	892	11,667	2,216
Cash upon sale of assets held for sale		74	117	115	130
Cash upon sale of investments in associates and joint ventures		18	15	116	24
Cash upon sale of fixed assets	15	(27)	22	47	30
Cash upon sale of intangible assets	16	2	(2)	2	18
Purchase of financial assets at fair value through other comprehensive income		(36,337)	3,168	(45,112)	(6,791)
Purchase of financial assets at amortized cost		(1)	4,914	(533)	(96)
Purchase of investments in associates and joint ventures	13	(8)	-	(16)	-
Purchase of fixed assets	15	(304)	(208)	(517)	(376)
(Cash upon sale) Purchase of intangible assets / goodwill	16	(901)	(621)	(1,338)	(714)
Net cash from (used in) investing activities		(35,291)	7,142	(31,902)	5,803
Funding from institutional markets		399	2,357	2,892	5,859
Redemptions in institutional markets		(6,059)	(3,444)	(11,366)	(8,014)
(Acquisition) / Disposal of interest of non-controlling stockholders		927	153	1,139	65
Granting of stock options – exercised options		45	24	1,114	569
Purchase of treasury shares		(510)	(996)	(510)	(1,282)
Dividends and interest on capital paid to non-controlling interests		-	15	-	-
Dividends and interest on capital paid		(291)	(293)	(14,851)	(7,567)
Net cash from (used in) financing activities		(5,489)	(2,184)	(21,582)	(10,370)
Net increase (decrease) in cash and cash equivalents	2.4c and 4	2,100	20,987	(107,001)	7,436
Cash and cash equivalents at the beginning of the period	4	77,306	293,125	186,478	306,278
Effects of changes in exchange rates on cash and cash equivalents		2,355	(1,264)	2,284	(866)
Cash and cash equivalents at the end of the period	4	81,761	312,848	81,761	312,848
Additional information on cash flow
Interest received		33,605	23,352	57,683	58,937
Interest paid		23,483	4,002	45,663	31,171
Non-cash transactions
Loans transferred to assets held for sale		-	-	-	-
Dividends and interest on capital declared and not yet paid		736	999	2,203	2,544
(*)	Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	26

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	04/01 a	04/01 a	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Income	34,624	41,625	75,366	89,895
Interest, similar income and other	27,622	36,015	60,937	80,430
Banking services	9,083	8,439	17,980	16,711
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,100	1,287	2,273	2,696
Result of expected credit loss	(3,429)	(4,423)	(6,527)	(10,662)
Other	248	307	703	720
Expenses	(19,168)	(21,927)	(37,573)	(48,537)
Interest, similar income and other	(16,877)	(19,473)	(33,308)	(43,651)
Other	(2,291)	(2,454)	(4,265)	(4,886)
Inputs purchased from third parties	(4,917)	(3,886)	(9,013)	(7,650)
Materials, energy and others	(184)	(179)	(379)	(363)
Third party services	(1,092)	(1,045)	(2,087)	(2,036)
Other	(3,641)	(2,662)	(6,547)	(5,251)
Data processing and telecommunications	(1,055)	(1,031)	(2,063)	(2,012)
Advertising, promotions and publication	(411)	(291)	(660)	(514)
Installations	(315)	(309)	(614)	(577)
Transportation	(83)	(82)	(167)	(167)
Security	(190)	(179)	(380)	(364)
Travel expenses	(61)	(54)	(107)	(97)
Other	(1,526)	(716)	(2,556)	(1,520)
Gross added value	10,539	15,812	28,780	33,708
Depreciation and amortization	(820)	(742)	(1,622)	(1,488)
Net added value produced by the company	9,719	15,070	27,158	32,220
Added value received through transfer	163	127	290	275
Total added value to be distributed	9,882	15,197	27,448	32,495
Distribution of added value	9,882	15,197	27,448	32,495
Personnel	5,348	5,141	10,489	10,094
Compensation	4,116	3,997	8,055	7,867
Benefits	989	927	1,969	1,802
FGTS – government severance pay fund	243	217	465	425
Taxes, fees and contributions	(1,768)	3,035	3,716	9,001
Federal	(2,092)	2,731	2,998	8,404
Municipal	324	304	718	597
Return on third parties’ assets - Rent	408	372	792	745
Return on own assets	5,894	6,649	12,451	12,655
Dividends and interest on capital	3,085	2,613	5,435	5,467
Retained earnings (loss) for the period	2,655	3,718	6,694	6,927
Minority interest in retained earnings	154	318	322	261

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	27

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At June 30, 2018, December 31, 2017 e January 01, 2017 for balance sheet accounts and

From April 1 to June 30, 2018 and 2017 and from January 1 to June 30, 2018 and 2017 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on July 30, 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	28

Note 2 – Significant accounting policies

2.1.	Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

The Cash flows of operating activities are calculated by the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended June 30, 2018

•	IFRS 9 – Financial Instruments – The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be retrospectively adopted on the date the standard becomes effective, on January 1st, 2018. The new rule is structured to contemplate the pillars (l) Classification and measurement of financial assets, (ll) Impairment and (lll) Hedge accounting.

Transition for IFRS 9

The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. ITAÚ UNIBANCO HOLDING will continue applying the hedge accounting requirements set forth in IAS 39 and retrospectively applied the other criteria of IFRS 9 as from December 31, 2015. The effects on the transition date will be presented in the annual financial statements, which comprise the complete periods affected by the adoption of IFRS 9, proving more comparability and transparence of information. Further information on new classification requirements and accounting policies adopted are included in Note 2.4.

(I)	Classification and Measurement of Financial Assets and Liabilities

IFRS 9 introduces the concept of business model and assessment of characteristics of contractual cash flows (Solely Payment of Principal and Interest Test – SPPI Test) for classification of financial assets.

•	Business Model: represents the way the entity manages its financial assets;

•	SPPI Test: assessment of cash flows generated by the financial instrument aiming at checking whether they represent solely payments of principal and interest.

ITAÚ UNIBANCO HOLDING conducted a detailed analysis of its business models and characteristics of its cash flows of financial assets, and the main changes resulting from the adoption of IFRS 9 are:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	29

•	The classification categories of financial assets Held to maturity, Available for sale, Held for trading and Loans and receivables have ceased to exist.

•	Three measurement categories of financial assets were introduced:

-	Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest. A significant portion of financial assets previously classified in Loans and Receivables, Held to Maturity and Available for Sale was accounted for in this category;

-	Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category; and

-	Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. Derivatives and financial assets Held for Trading were recorded in this category.

•	In the initial adoption, there were designations of equity instruments at fair value through other comprehensive income.

•	The existing designations of financial assets/liabilities at fair value through profit or loss were maintained and there were no new designations.

•	Financial assets which cash flows were modified (without write-off) had their gross carrying amount recalculated, according to IFRS 9 requirements, and the effects of this change were recognized in profit or loss.

ITAÚ UNIBANCO HOLDING maintained the classification of financial liabilities unchanged, which continue being measured at amortized cost or fair value through profit or loss, in the event they had not been previously designated.

(II)	Impairment

The requirements for assessment of impairment of financial assets are based on an expected credit loss model. The main changes in the accounting policy of ITAÚ UNIBANCO HOLDING for impairment are listed below.

The expected credit loss model includes the use of prospective information and classification of financial assets in three stages:

•	Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased with credit recovery issues;

•	Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and

•	Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount.

An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was originated or purchased with credit recovery issues.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	30

The change in the calculation model of expected credit loss gave rise to an increase in the provision recorded in the consolidated financial statements of ITAÚ UNIBANCO HOLDING due to the change in measurement of financial assets, and loss revaluation considering prospective criteria.

Further information on new classification requirements and accounting policies adopted are detailed in Note 2.4.

(III)	Hedge accounting

The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9.

Reconciliation of Stockholders' Equity and Net Income between IAS 39 and IFRS 9

		06/30/2017		01/01/2017
	Reference	Stockholders' Equity	Net Income	Stockholders' Equity
In accordance with IAS 39 (excluding non-controlling interests)		125,944	12,370	122,582
Adjustments arising from changes in the financial asset write-off policy, net of tax effects	a	2,372	(109)	2,462
In accordance with IAS 39 (excluding non-controlling interests)		128,316	12,261	125,044
Expected loss	b	(8,204)	(290)	(7,853)
Loan operations and lease operations portfolio		(6,997)	386	(7,385)
Other financial assets		(1,207)	(676)	(468)
Change in financial assets	c	46	9	36
Adjustment to fair value of financial assets	d	(401)	365	(787)
Deferred taxes on the above adjustments		3,725	1	3,712
Interest of non-controlling stockholders		(57)	48	(57)
Total adjustments		(4,891)	133	(4,949)
In accordance with IFRS 9 - attributable to controlling stockholders		123,425	12,394	120,095
In accordance with IFRS 9 - attributable to non-controlling stockholders		12,615	261	12,289
In accordance with IFRS 9 - attributable to controlling and non-controlling stockholders		136,040	12,655	132,384

(a)	Change in the policy for partial write-off of financial assets, in accordance with IAS 8, which caused the proportional treatment as asset, aligning the recovery behavior of financial assets and their economic realization.
(b)	Change in the calculation model based on loss incurred (IAS 39) for expected loss, considering prospective information.
(c)	Adequacy of gross carrying amount of financial assets that had their cash flows modified (without write-off), and which balances were recalculated in accordance with IFRS 9.
(d)	Change in the measurement model of financial assets due to the new categories introduced by IFRS 9.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	31

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet at 01/01/2017

(In million Reais)

	IAS 39				IFRS 9
	01/01/2017				01/01/2017
Assets	Categories	Balance	Reclassifications (a)	Remeasurements (b)	Categories	Balance
Cash and deposits on demand		18,542	-	-		-
Central Bank compulsory deposits		85,700	(85,700)	-		-
Interbank deposits		22,692	(22,692)	-		-
Securities purchased under agreements to resell		265,051	(265,051)	-		-
Financial assets held for trading	Held for trading	204,648	(204,648)	-		-
Pledged as collateral		12,950	(12,950)	-		-
Other Financial assets held for trading		191,698	(191,698)	-		-
Financial assets designated at fair value through profit or loss	Available for sale	1,191	(1,191)	-		-
Derivatives		24,231	(24,231)	-		-
Available-for-sale financial assets	Available for sale	88,277	(88,277)	-		-
Pledged as collateral		17,435	(17,435)	-		-
Other Available-for-sale financial assets		70,842	(70,842)	-		-
Held -to-maturity financial assets	Held to maturity	40,495	(40,495)	-		-
Pledged as collateral		11,778	(11,778)	-		-
Other Held-to-maturity financial assets		28,717	(28,717)	-		-
Loan operations and lease operations portfolio, net	Loans and receivables	463,394	(463,394)	-		-
Loan operations and lease operations portfolio		490,366	(490,366)	-		-
(-) Allowance for loan and lease losses		(26,972)	26,972	-		-
Other financial assets		53,917	(53,917)	-		-
Cash and deposits on demand		18,542	-	-		18,542
Financial assets		-	1,252,330	(5,360)		1,246,833
Central Bank compulsory deposits		-	85,700	-		85,700
At amortized cost		-	906,850	(4,561)	Amortized cost	902,289
Interbank deposits		-	22,692	(4)		22,688
Securities purchased under agreements to resell		-	265,051	(1)		265,050
Securities		-	101,796	772		102,568
Loan operations and lease operations portfolio		-	490,366	4,485		494,851
Other financial assets		-	53,917	(22)		53,895
(-) Provision for expected loss		-	(26,972)	(9,791)		(36,763)
At fair value through other comprehensive income		-	39,750	426	Fair value through other comprhensive income	40,039
Securities		-	39,750	426		40,039
At fair value through profit or loss		-	220,030	(1,225)	Fair value through profit or loss	218,805
Securities		-	195,799	(1,225)		194,574
Derivatives		-	24,231	-		24,231
Investments in associates and joint ventures		5,073	-	-		5,073
Goodwill		9,675	-	-		9,675
Fixed assets, net		8,042	-	-		8,042
Intangible assets, net		7,381	-	-		7,381
Tax assets		44,274	-	807		45,081
Income tax and social contribution - current		2,703	-	-		2,703
Income tax and social contribution - deferred		37,395	-	807		38,202
Other		4,176	-	-		4,176
Assets held for sale		631	-	-		631
Other assets		10,027	-	29		10,056
Total assets		1,353,241	(330,686)	(4,524)		1,351,314

	IAS 39 01/01/2017				IFRS 9 01/01/2017
Liabilities and stockholders' equity	Categories	Balance	Reclassifications (a)	Remeasurements (b)	Categories	Balance
Deposits		329,414	(329,414)	-		-
Securities sold under repurchase agreements		349,164	(349,164)	-		-
Financial liabilities held for trading		519	(519)	-		-
Derivatives		24,698	(24,698)	-		-
Interbank market debt		135,483	(135,483)	-		-
Institutional market debt		96,239	(96,239)	-		-
Other financial liabilities		71,832	(71,832)	-		-
Reserves for insurance and private pension		154,076	-	-		-
Liabilities for capitalization plans		3,147	(3,147)	-		-
Provisions		20,909	-	-		-
Tax liabilities		5,836	-	-		-
Income tax and social contribution - current		1,741	-	-		-
Income tax and social contribution - deferred		643	-	-		-
Other		3,452	-	-		-
Other liabilities		27,110	-	-		-
Total liabilities		1,218,427	-	-		-
Financial liabilities			-	-		1,012,075
At amortized cost			985,279	(3,163)		982,116
Deposits			329,414	-		329,414
Securities sold under repurchase agreements			349,164	-		349,164
Interbank market debt			135,483	-		135,483
Institutional market debt			96,239	-		96,239
Liabilities for capitalization plans			3,147	-		3,147
Other financial liabilities			71,832	(3,163)		68,669
At fair value through profit or loss			25,217	-	Financial Liabilities Designated at Fair Value Through Profit or Loss	25,217
Derivatives			24,698	-		24,698
Others			519	-		519
Provision for expected loss			-	4,742		4,742
Loan commitments			-	2,761		2,761
Financial guarantees			-	1,981		1,981
Reserves for insurance and private pension		154,076	-	-		154,076
Provisions		20,909	-	-		20,909
Tax liabilities		5,836	-	(886)		4,950
Income tax and social contribution - current		1,741	-	-		1,741
Income tax and social contribution - deferred		643	-	(932)		(289)
Other		3,452	-	46		3,498
Other liabilities		27,110	-	(190)		26,920
Total liabilities		-	-	(1,076)		1,218,930
Capital		97,148	-	-		97,148
Treasury shares		(1,882)	-	-		(1,882)
Additional paid-in capital		1,785	-	-		1,785
Appropriated reserves		3,443	-	3,023		6,466
Unappropriated reserves		25,362	-	(4,992)		20,370
C		(3,274)	-	(518)		(3,792)
T		122,582	-	(2,487)		120,095
Non-controlling interests		12,232	-	57		12,289
T		134,814	-	(2,430)		132,384
Total liabilities and stockholders' equity		1,353,241	-	(1,927)		1,351,314
(a)	Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	32

•	IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11 – Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the client. This standard is effective for the years beginning January 1st, 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options:

•	Temporary exemption: adoption of IFRS 9 together with IFRS 17, i.e., as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance;

•	Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17.

Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING.

In 2018, ITAÚ UNIBANCO HOLDING will adopt IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options.

b)	Accounting standards recently issued and applicable in future periods

•	Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure for equity elements and result. These changes are effective for the years started on January 1st, 2020 and possible impacts are being assessed and will be completed by the date they are in force.

•	IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1st, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment of insurance contracts:

•	General Model: applicable to all contracts, particularly the long-term contracts;

•	Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used;

•	Variable Fee Approach: approach specific for contracts with participation in the result of investments.

Insurance contracts should be recognized based on the analysis of four components:

•	Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	33

•	Risk Adjustment: estimate of offset required by deviations that may occur between cash flows;

•	Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract;

•	Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows.

This standard is effective for annual periods beginning on January 1st, 2021. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

2.3.	Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1 Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Expected Credit Loss

Significant judgments are required in the application of accounting requirements for measurement of expected credit loss, such as:

•	Assessment term of expected credit loss: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options.

•	Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss.

•	Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon.

•	Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country.

Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	34

b)	Deferred income tax and social contribution

As explained in Note 2.4I, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of Financial Instruments is measured recurrently, in conformity with the requirements of IFRS 9 – Financial Instruments. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of Financial Instruments, including Derivatives, as well as the fair value hierarchy, are presented in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the departments meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants, however, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 32.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	35

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2 Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually goodwill is submitted to the impairment test and, at June 30, 2018 and 2017, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

l.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	36

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 06/30/2018 and 12/31/2017.

		Functional	Incorporation		Interest in voting		Interest in total
		currency	country	Activity	capital at		capital at
					06/30/2018	12/31/2017	06/30/2018	12/31/2017
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreing
Itaú CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	23.90%	23.90%	23.90%	23.90%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 3)	Chilean peso	Chile	Financial institution	36.06%	36.06%	36.06%	36.06%

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	37

II.	Business combinations

In accordance with IFRS 3 – Business Combinations, a business is defined as an integrated set of activities and assets that is conducted and managed so to provide a return to investors, cost reduction or other economic benefits, and it should be recorded when a business is acquired. In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4i. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates;

•	Exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the Consolidated Balance Sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	38

d)	Central Bank Compulsory Deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

e)	Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

I -	Classification and Measurement of Financial Assets

As from January 1, 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories:

•	Amortized Cost;

•	Fair Value Through Other Comprehensive Income;

•	Fair Value Through Profit or Loss.

The classification and subsequent measurement of financial assets depend on:

•	The business model under which they are measured;

•	The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. If cash flows are realized differently from ITAÚ UNIBANCO HOLDING’s expectations, the classification of remaining financial assets maintained in this business model is not changed.

When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required.

SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.

Amortized Cost

The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	39

Effective Interest Rate

The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability.

To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of financial assets with recovery issues, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset.

Fair Value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date.

Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 31.

Based on these factors, ITAÚ UNIBANCO HOLDING applies the following criteria to each classification category:

•	Amortized Cost

–	Assets managed to obtain cash flows constituted of solely payments of principal and interest (SPPI Test);

–	Initially recognized at fair value plus transaction costs;

–	Subsequently measured at amortized cost, using the effective interest rate;

–	Interest, including amortization of premiums and discounts, are recognized in the Consolidated Statement of Income in the heading Interest and similar interest.

•	Financial Assets at Fair Value through Other Comprehensive Income

–	Assets managed both to obtain cash flows constituted of solely payments of principal and interest (SPPI Test), and for sale;

–	Initially and subsequently recognized at fair value plus transaction costs;

–	Unrealized gains and losses (except for expected credit loss, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in the heading Other comprehensive income.

•	Financial Assets at Fair Value through Profit or Loss and Financial Assets Designated at Fair Value

–	Assets that do not meet the classification criteria of previous categories; or assets designated in the initial recognition at fair value through profit or loss to reduce “accounting mismatches”;

–	Initially and subsequently recognized at fair value;
–	Transaction costs are recorded directly in the Consolidated Statement of Income;

–	Gains and losses resulting from changes in the fair value are recognized in the heading Net gain (loss) on investment securities and derivatives.

The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value through other comprehensive income, which are recorded in the Consolidated Statement of Income in the heading Net gain (loss) on investments in securities and derivatives. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	40

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IFRS 9 requirements.

Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

Financial Assets Designated at Fair Value

ITAÚ UNIBANCO HOLDING irrevocably designates financial assets at fair value through profit or loss in the initial recognition (fair value option), when the option significantly reduces or eliminates measurement or recognition inconsistencies that could otherwise arise from the measurement of assets or liabilities or recognition of gains and losses on these assets and liabilities in different bases.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units.

ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in Other comprehensive income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established.

Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income.

Expected Credit Loss

ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts. The recognition of the provision for expected credit loss is carried out monthly with a contra-entry in the Consolidated Statement of Income.

In case of financial assets measured at fair value through other comprehensive income, ITAÚ UNIBANCO HOLDING recognizes the provision for losses in the Consolidated Statement of Income with a contra-entry to Stockholders’ equity in Other comprehensive income, without effect in the gross carrying amount of the financial asset.

Expected Credit Loss Measurement

•	Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive discounted at the effectively charged rate;

•	Loan commitments: loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was contracted and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive;

•	Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.

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In each reported period, ITAÚ UNIBANCO HOLDING assesses if the credit risk of a financial asset increased significantly by analyzing reasonable and sustainable information that is relevant and available without cost or undue effort, including qualitative, quantitative and forward-looking information. Forward-looking information is based on macroeconomic scenarios that are reassessed on an annual basis or when market conditions so require.

ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.

An asset will migrate from a stage as its credit risk increases. If, in a subsequent period, the quality of the financial asset improves or if the significant increase in credit risk previously identified is reversed, the financial asset may return to stage 1, unless it is a financial asset originated or purchased with credit recovery issues.

Brazilian and international government securities are considered low credit risk financial assets, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING, and therefore they remain in stage 1.

ITAÚ UNIBANCO HOLDING assesses if the credit risk significantly increases on an individual and collective basis. For collective assessment purposes, the financial assets are grouped on the basis of shared credit risk characteristics, considering the type of instrument, credit risk classifications, date of initial recognition, remaining term, industry, counterparty’s geographic location, among other relevant factors.

The effects of changes of cash flows of financial assets and other details of methodologies and assumptions used by Management to measure the provision for expected credit losses, including the use of forward-looking information, are detailed in Note 36.

Changes in Contractual Cash Flows

When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not write it off. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset.

If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING writes off the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk.

Anyhow, ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as originated or purchased with credit recovery issues, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income.

Transfer of Financial Assets

Financial assets are written off when the rights to receive cash flow are extinguished or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of the property and such transfer is eligible for write-off in accordance with IFRS 9 requirements. In the event it is not possible to identify the transfer of all risks and benefits, the control to determine if the continuous involvement related to the transaction does not prevent the write-off.

If the retention of risks and benefits is characterized in the assessment, the financial asset remains recorded and a liability is recognized for the consideration received.

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Write-off of Financial Assets

When there are no reasonable expectancies of recovery of a financial asset, considering recovery historical curves, its total or partial write-off is made concurrently with the reversal of the related provision for expected credit loss, without effects in the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.

II –	Classification and Measurement of Financial Liabilities

Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for:

•	Financial Assets at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.

•	Loan Commitments and Financial Guarantees, as detailed in Note 2.4e Vlll.

Write-off and Change of Financial Liabilities

ITAÚ UNIBANCO HOLDING excludes a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

A change of debt instrument or substantial modification of terms of a financial liability is accounted for as extinction of the original financial liability and a new one is recognized.

III – Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the Consolidated Financial Statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

IV - Derivatives

All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting of an asset hybrid contract is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.

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When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if their characteristics and economic risks are not closely related to those of the host component, and the latter is not accounted for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income in the heading Net gain (loss) from investment in securities and derivatives.

ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the protected item, the method for recognizing gains or losses of fair value will be different.

To qualify for hedge accounting, all of the following conditions are met:

•	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;

•	The hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;

•	For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•	The effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured;

•	The hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods of Financial Statements for which the hedge was designated.

IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash three hedge strategies, as detailed in Note 9.

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

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Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income;

b)	The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the disposal of the investment in the foreign operation.

V - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VI - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the Consolidated statement of income under Interest and similar income.

Vll - Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

VIIl – Loan Commitments and Financial Guarantees

ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees.

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After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss.

f)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

ITAÚ UNIBANCO HOLDING reviews the nature of its joint business to assess whether it has joint operations and joint ventures. Joint ventures are recognized by the equity method in conformity with the requirements of IFRS 11 – Joint Arrangements.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

g)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease.

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When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

h)	Fixed assets

According to IAS 16 – Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the Consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

i)	Goodwill

In accordance with IFRS 3 – Business combinations, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36 – Impairment of assets, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

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j)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the Consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

k)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

l)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carry forwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

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Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*)	On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

m)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in

Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the Consolidated statement of income.

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If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the Consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. ITAÚ UNIBANCO HOLDING conducts the liability adequacy test under IFRS by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

n)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – “Employee benefits”.

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Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Other comprehensive income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

o)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

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All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

p)	Provisions, contingent assets and contingent liabilities

Provisions, contingent assets and contingent liabilities are assessed, recognized and disclosed in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events.

Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.

•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.

•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

q)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

r)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	52

s)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

t)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

u)	Revenue from services

Services related to current account are offered to clients in packages and individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for wholesale and custody clients is recognized when the services are provided over the life of the respective contracts. Incremental costs are recognized as expenses when incurred.

The breakdown of the Banking Service Fees is detailed in Note 24.

v)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	53

Note 3 – Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;
ii.	Acquisition of securities brokerage on December 1st, 2017;
iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631.

Gestora de Inteligência de Crédito

On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was closed on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

The parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’s capital in the amount of R$ 2,309 concluded on March 22, 2016;

ii.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for CORP GROUP.

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	54

ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288.1, then holding 35.71%; and

•	On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%.

Said acquisitions gave rise to a repurchase option to CORP GROUP with a 5-year term counted as from each exercised option, being the first one until June 13, 2021 and the second one until August 4, 2022, pursuant to the shareholders’ agreement entered into between ITAÚ UNIBANCO HOLDING and CORP GROUP and affiliates, on April 1st, 2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	55

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	06/30/2018	12/31/2017
Cash and deposits on demand	25,402	18,749
Interbank deposits	3,208	15,327
Securities purchased under agreements to resell	53,151	152,402
Total	81,761	186,478

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 20,529 (R$ 13,721 at 12/31/2017) and R$ 201,545 (R$ 92,297 at 12/31/2017), respectively.

Note 5 - Central Bank compulsory deposits

Central Bank of Brazil	06/30/2018	12/31/2017
Non-interest bearing deposits	5,292	4,790
Interest-bearing deposits	79,508	94,047
Total	84,800	98,837

Note 6 - Interbank deposits and securities purchased under agreements to resell

	06/30/2018			12/31/2017
	Current	Non- current	Total	Current	Non-current	Total
Interbank deposits (1)	22,760	974	23,734	28,034	1,014	29,048
Securities purchased under agreements to resell (2)	254,408	288	254,696	244,503	196	244,699
Total (3)	277,168	1,262	278,430	272,537	1,210	273,747

(1)	Includes R$ 11,983 (R$ 7,220 at 12/31/2017) related to Compulsory Deposits with Central Banks of other countries, of which R$ 9,760 (R$ 6,171 at 12/31/2017) interest-bearing deposits and R$ 2,223 (R$ 1,049 at 12/31/2017) non-interest-bearing deposits.

(2)	The amounts of R$ 3,684 (R$ 3,664 at 12/31/2017) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 192,348 (R$ 185,296 at 12/31/2017) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.
(3)	Includes losses in amounts R$ 4 (R$ 8 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	56

Note 7 – Financial assets held for trading and designated at fair value through profit or loss - Securities

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	06/30/2018			12/31/2017
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	3,222	(740)	2,482	4,135	(622)	3,513
Brazilian government securities (1a)	213,311	(707)	212,604	207,418	426	207,844
Government securities – abroad (1b)	1,236	17	1,253	3,917	32	3,949
Argentina	455	17	472	1,446	20	1,466
Chile	273	-	273	57	-	57
Colombia	234	-	234	2,080	12	2,092
United States	116	-	116	100	-	100
Mexico	33	-	33	5	-	5
Paraguay	1	-	1	3	-	3
Peru	12	-	12	-	-	-
Uruguay	112	-	112	193	-	193
Other	-	-	-	33	-	33
Corporate securities (1c)	34,512	(717)	33,795	33,816	(175)	33,641
Shares	7,439	(534)	6,905	6,080	(121)	5,959
Bank deposit certificates	1,132	-	1,132	335	-	335
Securitized real estate loans	1,547	(9)	1,538	1,779	16	1,795
Debentures	3,080	(155)	2,925	3,290	(74)	3,216
Eurobonds and other	874	(18)	856	684	4	688
Financial credit bills	20,112	(1)	20,111	21,170	-	21,170
Promissory notes	233	-	233	391	-	391
Other	95	-	95	87	-	87
Total	252,281	(2,147)	250,134	249,286	(339)	248,947

1)	Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 24,340 (R$ 30,325 at 12/31/2017), b) R$ 170 (R$ 46 at 12/31/2017) and c) R$ 9 (R$ 28 at 12/31/2017), totaling R$ 24,519 (R$ 30,399 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	57

The cost and fair value of Financial Assets at Fair Value Through Profit or Loss are as follows:

	06/30/2018		12/31/2017
	Cost	Fair value	Cost	Fair value
Current	46,670	45,488	50,174	49,512
Non-stated maturity	10,661	9,386	10,214	9,469
Up to one year	36,009	36,102	39,960	40,043
Non-current	205,611	204,646	199,112	199,435
From one to five years	160,511	159,922	147,700	147,805
From five to ten years	34,068	33,716	41,279	41,499
After ten years	11,032	11,008	10,133	10,131
Total	252,281	250,134	249,286	248,947

Financial Assets at Fair Value Through Profit or Loss include assets with a fair value of R$ 176,995 (R$ 169,178 at 12/31/2017) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	06/30/2018
	Cost	Adjustments to Fair Value (income)	Fair value
Brazilian external debt bonds	2,233	80	2,313
Total	2,233	80	2,313

	12/31/2017
	Cost	Adjustments to Fair Value (income)	Fair value
Brazilian external debt bonds	1,670	76	1,746
Total	1,670	76	1,746

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	06/30/2018		12/31/2017
	Cost	Fair value	Cost	Fair value
Current	2,233	2,313	1,006	1,041
Up to one year	2,233	2,313	1,006	1,041
Non-current	-	-	664	705
From one to five years	-	-	664	705

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	58

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 16,400 (R$ 18,284 at 12/31/2017) and was basically comprised of government securities.

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Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	06/30/2018
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	10,768	38.9	103	336	186	1,174	1,536	7,433
Option premiums	5,379	19.4	737	744	823	1,681	1,094	300
Forwards (onshore)	6,020	21.7	5,311	405	142	161	1	-
Credit derivatives - financial Institutions	145	0.5	-	1	2	3	8	131
NDF - Non Deliverable Forward	4,682	16.9	1,317	1,121	676	1,179	322	67
Check of swap - Companies	68	0.2	1	-	-	11	-	56
Other	658	2.4	421	4	11	4	7	211
Total	27,720	100.0	7,890	2,611	1,840	4,213	2,968	8,198
% per maturity term			28.5	9.4	6.6	15.2	10.7	29.6

	06/30/2018
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities
Swaps – difference payable	(16,493)	50.8	(187)	(817)	(1,234)	(2,701)	(4,080)	(7,474)
Option premiums	(4,978)	15.4	(883)	(520)	(762)	(1,681)	(817)	(315)
Forwards (onshore)	(5,633)	17.4	(5,631)	(1)	(1)	-	-	-
Credit derivatives - financial Institutions	(139)	0.4	-	-	-	(1)	(4)	(134)
NDF - Non Deliverable Forward	(5,046)	15.6	(1,085)	(1,214)	(702)	(1,287)	(334)	(424)
Check of swap - Companies	(75)	0.2	(2)	-	-	(16)	-	(57)
Other	(72)	0.2	-	(2)	(3)	(6)	(5)	(56)
Total	(32,436)	100.0	(7,788)	(2,554)	(2,702)	(5,692)	(5,240)	(8,460)
% per maturity term			24.0	7.9	8.3	17.5	16.2	26.1

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	60

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2017
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures contracts	158	0.7	153	11	(2)	(3)	38	(39)
Swaps – difference receivable	9,190	40.2	189	187	327	744	1,661	6,082
Option premiums	3,337	14.6	430	440	353	955	865	294
Forwards (onshore)	6,911	30.3	6,529	293	46	43	-	-
Credit derivatives - financial Institutions	137	0.6	-	-	1	8	21	107
NDF - Non Deliverable Forward	2,950	12.9	677	717	624	610	166	156
Check of swap - Companies	68	0.3	-	-	6	-	-	62
Other	92	0.4	-	-	-	3	5	84
Total	22,843	100.0	7,978	1,648	1,355	2,360	2,756	6,746
% per maturity term			34.9	7.2	5.9	10.3	12.1	29.6

	12/31/2017
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities
Swaps – difference receivable	(13,692)	51.2	(65)	(202)	(451)	(1,711)	(3,747)	(7,516)
Option premiums	(2,793)	10.4	(332)	(174)	(304)	(821)	(889)	(273)
Forwards (onshore)	(6,272)	23.5	(6,272)	-	-	-	-	-
Credit derivatives - financial Institutions	(58)	0.2	-	-	(1)	(2)	(7)	(48)
NDF - Non Deliverable Forward	(3,745)	14.0	(927)	(735)	(547)	(785)	(225)	(526)
Check of swap - Companies	(122)	0.5	-	-	(73)	-	-	(49)
Other	(64)	0.2	-	(2)	(2)	(6)	(9)	(45)
Total	(26,746)	100.0	(7,596)	(1,113)	(1,378)	(3,325)	(4,877)	(8,457)
% per maturity term			28.4	4.2	5.2	12.4	18.2	31.6

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The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	06/30/2018	06/30/2018	06/30/2018	06/30/2018
Futures contracts	671,074	-	-	-
Purchase commitments	372,324	-	-	-
Shares	13,466	-	-	-
Commodities	267	-	-	-
Interest	317,816	-	-	-
Foreign currency	40,775	-	-	-
Commitments to sell	298,750	-	-	-
Shares	16,446	-	-	-
Commodities	236	-	-	-
Interest	246,859	-	-	-
Foreign currency	35,209	-	-	-
Swap contracts	970,904	(6,754)	1,029	(5,725)
Asset position	970,904	4,050	6,718	10,768
Shares	404	-	-	-
Commodities	12	3	-	3
Interest	960,542	2,790	6,629	9,419
Foreign currency	9,946	1,257	89	1,346
Liability position	970,904	(10,804)	(5,689)	(16,493)
Shares	476	(6)	-	(6)
Interest	944,262	(7,812)	(5,904)	(13,716)
Foreign currency	26,166	(2,986)	215	(2,771)
Option contracts	2,220,655	364	37	401
Purchase commitments – long position	361,822	1,862	1,992	3,854
Shares	8,520	316	425	741
Commodities	867	22	(1)	21
Interest	297,082	238	77	315
Foreign currency	55,353	1,286	1,491	2,777
Commitments to sell – long position	777,114	1,761	(236)	1,525
Shares	11,742	381	229	610
Commodities	914	24	(5)	19
Interest	728,820	444	178	622
Foreign currency	35,638	912	(638)	274
Purchase commitments – short position	219,045	(1,528)	(1,880)	(3,408)
Shares	9,048	(166)	(477)	(643)
Commodities	1,125	(33)	1	(32)
Interest	157,778	(187)	(35)	(222)
Foreign currency	51,094	(1,142)	(1,369)	(2,511)
Commitments to sell – short position	862,674	(1,731)	161	(1,570)
Shares	10,622	(282)	(205)	(487)
Commodities	517	(13)	3	(10)
Interest	817,430	(568)	(206)	(774)
Foreign currency	34,105	(868)	569	(299)
Forward operations (onshore)	29,556	389	(2)	387
Purchases receivable	1,343	1,499	1	1,500
Shares	27	26	-	26
Interest	1,316	1,473	1	1,474
Purchases payable - Interest	-	(1,327)	(1)	(1,328)
Sales receivable	8,041	4,516	4	4,520
Shares	8,041	1,004	4	1,008
Interest	-	3,512	-	3,512
Sales deliverable	20,172	(4,299)	(6)	(4,305)
Shares	16,730	(10)	(2)	(12)
Interest	3,442	(4,289)	(4)	(4,293)
Credit derivatives	8,251	(30)	36	6
Asset position	4,363	82	63	145
Shares	1,834	28	72	100
Interest	2,317	48	(11)	37
Foreign currency	212	6	2	8
Liability position	3,888	(112)	(27)	(139)
Shares	1,207	(41)	(30)	(71)
Interest	2,469	(64)	4	(60)
Foreign currency	212	(7)	(1)	(8)
NDF - Non Deliverable Forward	239,274	(506)	142	(364)
Asset position	117,354	4,498	184	4,682
Commodities	197	14	2	16
Foreign currency	117,157	4,484	182	4,666
Liability position	121,920	(5,004)	(42)	(5,046)
Commodities	125	(13)	3	(10)
Foreign currency	121,795	(4,991)	(45)	(5,036)
Check of swap	955	(65)	58	(7)
Asset position	127	6	62	68
Interest	-	-	56	56
Foreign currency	127	6	6	12
Liability position	828	(71)	(4)	(75)
Interest	442	(16)	(2)	(18)
Foreign currency	386	(55)	(2)	(57)
Other derivative financial instruments	4,664	125	461	586
Asset position	3,323	131	527	658
Shares	213	(15)	12	(3)
Interest	3,077	148	78	226
Foreign currency	33	(2)	437	435
Liability position	1,341	(6)	(66)	(72)
Shares	1,155	(4)	(38)	(42)
Interest	86	(2)	(6)	(8)
Foreign currency	100	-	(22)	(22)
	Asset	18,405	9,315	27,720
	Liability	(24,882)	(7,554)	(32,436)
	Total	(6,477)	1,761	(4,716)

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2018
Futures contracts	152,810	301,401	101,499	115,364	671,074
Swaps contracts	25,069	121,878	177,466	646,491	970,904
Options	268,067	972,511	775,620	204,457	2,220,655
Forwards (onshore)	12,134	16,881	540	1	29,556
Credit derivatives	-	1,733	615	5,903	8,251
NDF - Non Deliverable Forward	78,003	92,983	52,360	15,928	239,274
Check of swap	23	-	215	717	955
Other derivative financial instruments	-	811	418	3,435	4,664

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	62

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Futures contracts	607,980	8	150	158
Purchase commitments	323,102	8	150	158
Shares	18,149	-	-	-
Commodities	187	-	-	-
Interest	275,155	7	(3)	4
Foreign currency	29,611	1	153	154
Commitments to sell	284,878	-	-	-
Shares	11,359	-	-	-
Commodities	168	-	-	-
Interest	245,230	-	-	-
Foreign currency	28,121	-	-	-
Swap contracts	837,299	(4,770)	268	(4,502)
Asset position	837,299	3,630	5,560	9,190
Shares	350	-	1	1
Interest	825,811	2,937	5,314	8,251
Foreign currency	11,138	693	245	938
Liability position	837,299	(8,400)	(5,292)	(13,692)
Shares	1,088	(1)	-	(1)
Interest	814,141	(8,244)	(5,275)	(13,519)
Foreign currency	22,070	(155)	(17)	(172)
Option contracts	1,847,829	452	92	544
Purchase commitments – long position	245,514	1,256	392	1,648
Shares	8,655	396	618	1,014
Commodities	367	11	18	29
Interest	204,674	202	(44)	158
Foreign currency	31,818	647	(200)	447
Commitments to sell – long position	736,856	1,457	232	1,689
Shares	11,795	358	34	392
Commodities	269	4	-	4
Interest	700,658	416	348	764
Foreign currency	24,134	679	(150)	529
Purchase commitments – short position	88,688	(1,008)	(229)	(1,237)
Shares	9,159	(128)	(527)	(655)
Commodities	278	(6)	(14)	(20)
Interest	51,477	(155)	65	(90)
Foreign currency	27,774	(719)	247	(472)
Commitments to sell – short position	776,771	(1,253)	(303)	(1,556)
Shares	10,241	(261)	(33)	(294)
Commodities	222	(8)	4	(4)
Interest	742,475	(435)	(378)	(813)
Foreign currency	23,833	(549)	104	(445)
Forward operations (onshore)	9,954	639	-	639
Purchases receivable	1,654	1,861	-	1,861
Shares	25	25	-	25
Interest	1,629	1,836	-	1,836
Purchases payable - Interest	-	(1,644)	-	(1,644)
Sales receivable	737	5,049	1	5,050
Shares	737	729	1	730
Interest	-	4,320	-	4,320
Sales deliverable	7,563	(4,627)	(1)	(4,628)
Shares	3,261	1	-	1
Interest	4,302	(4,628)	(1)	(4,629)
Credit derivatives	10,110	(30)	109	79
Asset position	5,831	38	99	137
Shares	1,955	22	69	91
Interest	3,876	16	30	46
Liability position	4,279	(68)	10	(58)
Shares	769	(21)	4	(17)
Interest	3,510	(47)	6	(41)
NDF - Non Deliverable Forward	252,628	(948)	153	(795)
Asset position	119,312	2,781	169	2,950
Commodities	80	6	1	7
Foreign currency	119,232	2,775	168	2,943
Liability position	133,316	(3,729)	(16)	(3,745)
Commodities	175	(14)	-	(14)
Foreign currency	133,141	(3,715)	(16)	(3,731)
Check of swap	955	(73)	19	(54)
Asset position - Foreign currency	514	-	68	68
Liability position - Interest	441	(73)	(49)	(122)
Other financial instruments	4,225	90	(62)	28
Asset position	2,464	100	(8)	92
Shares	191	(9)	5	(4)
Interest	2,147	109	(15)	94
Foreign currency	126	-	2	2
Liability position	1,761	(10)	(54)	(64)
Shares	1,404	(1)	(57)	(58)
Interest	327	(2)	(2)	(4)
Foreign currency	30	(7)	5	(2)
	Asset	16,180	6,663	22,843
	Liability	(20,812)	(5,934)	(26,746)
	Total	(4,632)	729	(3,903)

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2017
Futures contracts	187,771	152,660	87,819	179,730	607,980
Swaps contracts - difference payable	37,526	135,791	115,296	548,686	837,299
Options	418,679	290,491	457,164	681,495	1,847,829
Forwards (onshore)	6,997	1,933	1,024	-	9,954
Credit derivatives	-	510	1,230	8,370	10,110
NDF - Non Deliverable Forward	63,446	136,650	39,109	13,423	252,628
Check of swap	-	293	-	662	955
Other derivative financial instruments	-	474	851	2,900	4,225

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	63

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2018
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	497,379	23,704	2,070,884	24,789	-	55,408	-	-
Over-the-counter market	173,695	947,200	149,771	4,767	8,251	183,866	955	4,664
Financial institutions	173,265	698,833	111,298	10	8,251	119,058	-	2,359
Companies	430	138,242	38,240	4,757	-	64,480	955	2,305
Individuals	-	110,125	233	-	-	328	-	-
Total	671,074	970,904	2,220,655	29,556	8,251	239,274	955	4,664

	12/31/2017
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	476,031	24,339	1,746,729	4,023	-	76,838	-	-
Over-the-counter market	131,949	812,960	101,100	5,931	10,110	175,790	955	4,225
Financial institutions	131,525	525,855	69,460	-	10,110	118,743	-	1,792
Companies	424	173,129	31,340	5,931	-	56,905	955	2,433
Individuals	-	113,976	300	-	-	142	-	-
Total	607,980	837,299	1,847,829	9,954	10,110	252,628	955	4,225

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	64

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

	06/30/2018
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,941	2,258	1,797	2,834	52
Total by instrument	6,941	2,258	1,797	2,834	52
By risk rating
Investment grade	1,295	287	263	733	12
Below investment grade	5,646	1,971	1,534	2,101	40
Total by risk	6,941	2,258	1,797	2,834	52
By reference entity
Brazilian government	3,463	1,544	1,134	785	-
Government – abroad	625	137	51	435	2
Private entities	2,853	577	612	1,614	50
Total by entity	6,941	2,258	1,797	2,834	52

	12/31/2017
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,416	1,200	2,412	2,804	-
Total by instrument	6,416	1,200	2,412	2,804	-
By risk rating
Investment grade	1,416	449	347	620	-
Below investment grade	5,000	751	2,065	2,184	-
Total by risk	6,416	1,200	2,412	2,804	-
By reference entity
Brazilian government	3,597	406	1,671	1,520	-
Government – abroad	329	144	90	95	-
Private entities	2,490	650	651	1,189	-
Total by entity	6,416	1,200	2,412	2,804	-

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	65

	06/30/2018
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,941)	1,310	(5,631)
Total	(6,941)	1,310	(5,631)

	12/31/2017
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,416)	3,694	(2,722)
Total	(6,416)	3,694	(2,722)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	66

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2018
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	254,693	-	254,693	(640)	-	254,053
Derivatives	27,720	-	27,720	(6,720)	-	21,000

	12/31/2017
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	244,699	-	244,699	(575)	-	244,124
Derivatives	22,843	-	22,843	(3,138)	-	19,705

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2018
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	302,527	-	302,527	(20,148)	-	282,379
Derivatives	32,436	-	32,436	(6,720)	(477)	25,239

	12/31/2017
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	312,634	-	312,634	(14,489)	-	298,145
Derivatives	26,746	-	26,746	(3,138)	(452)	23,156

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements;
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	67

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest Rate: Risk of loss in transactions subject to interest rate variations;
•	Currency: Risk of loss in transactions subject to exchange variation.

The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor.

The other risk factors hedged by the institution are presented in Note 36.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non-deliverable forward), Forward, Swap and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item.

a)	Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

Interest rate risks

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts;

•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate, through futures contracts;

•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts;

•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts;

•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts;

•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts;

•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts.

*UF – Chilean unit of account / TPM – Monetary policy rate

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	68

a) Hedge Cash flow

		06/30/2018
		Carrying amount of the hedged item		Variation in the amounts used to calculate hedge	Cash flow hedge
Hedged item	Heading	Assets	Liabilities	ineffectiveness	reserve
Interest rate risk
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell		21,967	(1,002)	(2,618)
Hedge of assets transactions	Loan operations and lease operations and Securities	8,064		248	248
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	35,780		170	170
Hedge of loan operations (Cash flow)	Loan operations and lease operations	284		6	6
Hedge of funding (Cash flow)	Deposits		3,194	(10)	(10)
Hedge of assets denominated in UF	Securities	13,274		(48)	(48)
Foreign exchange risk
Hedge of highly probable forecast transactions		114		4	4
Total		57,516	25,161	(632)	(2,248)

		12/31/2017
		Carrying amount of the hedged item		Variation in the amounts used to calculate hedge	Cash flow hedge
Hedged item	Heading	Assets	Liabilities	ineffectiveness	reserve
Interest rate risk
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	62,667	(3,227)	(3,227)
Hedge of assets transactions	Loan operations and lease operations and Securities	23,490	-	429	429
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	31,099	-	672	672
Hedge of loan operations (Cash flow)	Loan operations and lease operations	1,124	-	14	14
Hedge of funding (Cash flow)	Deposits	-	6,444	(16)	(16)
Hedge of assets denominated in UF	Securities	15,227	-	(28)	(28)
Foreign exchange risk
Hedge of highly probable forecast transactions		219	-	(5)	(5)
Total		71,159	69,111	(2,161)	(2,161)

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

The amount of R$ (1,626) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended June 30, 2018, the amount of R$ (125) was recognized in Result related to this deferral.

	06/30/2018
	Notional	Carrying value(*)		Variations in fair value used to calculate hedge	Variation in hedge instrument value recognized in Other	Hedge ineffectiveness recognized	Amount reclassified from Cash flow hedge reserve
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	comprehensive income	in income	to income

Interest rate risk
Interest rate futures	66,733	17	12	(662)	(585)	77	-
Interest rate Swap	16,146	6	54	55	(48)	7	-
Foreign currency risk
DDI futures	606	-	4	(4)	(4)	-	-
Option	114	4	-	4	4	-	-
Total	83,599	27	70	(607)	(633)	84	-

(*) Amounts recorded in the Derivatives.

		12/31/2017
	Notional	Carrying value(*)		Variations in fair value used to calculate hedge	Variatio in hedge instrument value recognized in Other	Hedge ineffectiveness recognized	Amount reclassified from Cash flow hedge reserve
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	comprehensive income	in income	to income

Interest rate risk
Interest rate futures	118,441	13	(32)	(2,278)	(2,126)	152	-
Interest rate Swap	22,795	14	(44)	(38)	(31)	7	-
Foreign currency risk
DDI futures	78	-	-	1	1	-	-
Option	154	9	-	(6)	(6)	-	-
Total	141,468	36	(76)	(2,321)	(2,162)	159	-

(*)	Amounts recorded in the Derivatives.

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	69

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets.

The risk hedged in this type of strategy is the foreign exchange risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

	06/30/2018
	Carrying amount of the		Variation in the amounts
	hedged item (2)		used to calculate hedge	Foreign currency
Hedged item	Assets	Liabilities	ineffectiveness	convertion
Foreign exchange risk
Hedge of net investment in foreign operations (1)	-	14,744	(8,472)	(8,472)
Total	-	14,744	(8,472)	(8,472)

(1)	Hedge instruments include the overhedge rate of 44.65% regarding taxes.
(2)	Amounts recorded in the Hedge of net investment in foreign operation.

	12/31/2017
	Carrying amount of the		Variation in the amounts
	hedged item (2)		used to calculate hedge	Foreign currency
Hedged item	Assets	Liabilities	ineffectiveness	convertion
Foreign exchange risk
Hedge of net investment in foreign operations (1)	-	13,074	(4,038)	(4,038)
Total	-	13,074	(4,038)	(4,038)

(1)	Hedge instruments include the overhedge rate of 44.65% regarding taxes.
(2)	Amounts recorded in the Hedge of net investment in foreign operation.

	06/30/2018
	Notional	Carrying value (*)		Variations in fair value used to calculate hedge	Variation in hedge instrument value recognized in Other	Hedge ineffectiveness recognized in	Amount reclassified from foreign currency convertion into
Hedge instruments	amount	Assets	Liabilities	ineffectiveness	comprehensive income	income	income

Foreign exchange risk
DDI futures	27,806		136	(11,527)	(11,568)	(41)	-
Forward	(1,449)	1,185		594	632	38	-
NDF	(13,056)	365		2,415	2,424	9	-
Financial Assets	(697)	697		42	40	(2)	-
Total	12,604	2,247	136	(8,476)	(8,472)	4	-

(*)	Amounts recorded in the Derivatives.

	12/31/2017
	Notional	Carrying value (*)		Variations in fair value used to calculate hedge	Variation in hedge instrument value recognized in Other	Hedge ineffectiveness recognized in	Amount reclassified from foreign currency convertion into
Hedge instruments	amount	Assets	Liabilities	ineffectiveness	comprehensive income	income	income

Foreign exchange risk
DDI futures	23,641	49	-	(7,564)	(7,605)	(41)	-
Forward	(1,065)	1,050	-	585	623	38	-
NDF	(11,474)	-	357	1,507	1,516	9	-
Financial Assets	(541)	541	-	(39)	(41)	(2)	-
Total	10,561	1,640	357	(5,511)	(5,507)	4	-
(*)	Amounts recorded in the Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	70

c)	Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

Interest rate risk:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	06/30/2018
	Carryng amount of the		Adjustment to fair value of		Variation in the amounts used to
	hedged item (*)		the hedge item		calculate hedge
Hedged item	Assets	Liabilities	Assets	Liabilities	ineffectiveness

Interest rate risk
Hedge of loan operations	17,770	-	17,826	-	58
Hedge of funding	-	164,869		164,844	28
Hedge of available-for-sale securities	944	-	978	-	34
Total	18,714	164,869	18,804	164,844	120

(*)	Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

	12/31/2017
	Carryng amount of the		Adjustment to fair value of		Variation in the amounts used to
	hedged item (*)		the hedge item		calculate hedge
Hedged item	Assets	Liabilities	Assets	Liabilities	ineffectiveness

Interest rate risk
Hedge of loan operations	5,977	-	5,978	-	52
Hedge of funding	-	12,157	-	9,562	(114)
Hedge of syndicated loan	-	794	-	779	-
Hedge of available-for-sale securities	482	-	450	-	34
Total	6,459	12,951	6,428	10,341	(28)
(*)	Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	71

	06/30/2018
				Variation in the amount
	Notional	Carrying value (*)		used to calculate hedge	Hedge ineffectiveness
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	recognized in income

Interest rate risk
Interest rate Swap	184,011	21	158	(137)	(8)
Total	184,011	21	158	(137)	(8)

(*)	Amounts recorded in the Derivatives.

	12/31/2017
				Variation in the amount
	Notional	Carrying value (*)		used to calculate hedge	Hedge ineffectiveness
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	recognized in income

Interest rate risk
Interest rate Swap	19,410	86	114	(27)	(2)
Total	19,410	86	114	(27)	(2)
(*)	Amounts recorded in the Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	72

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	06/30/2018			12/31/2017
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
		Fair value		Notional	Fair value
Strategies	Notional amount	adjustments	Carrying value	amount	adjustments	Carrying value
Hedge of deposits and repurchase agreements	21,967	(12)	21,967	62,667	(32)	62,667
Hedge of highly probable forecast transactions	114	4	114	232	9	219
Hedge of net investment in foreign operations (*)	12,604	2,111	14,744	10,561	1,283	13,074
Hedge of loan operations (Market risk)	17,770	(56)	17,770	5,977	52	5,977
Hedge of loan operations (Cash flow)	284	6	284	1,124	14	1,124
Hedge of funding (Market risk)	165,297	(31)	164,869	12,157	(114)	12,157
Hedge of funding (Cash flow)	3,194	(10)	3,194	6,444	(16)	6,444
Hedge of syndicated loan (Market risk)	-	-	-	794	-	794
Hedge of assets transactions	8,312	1	8,064	23,919	2	23,490
Hedge of Asset-backed securities under repurchase agreements	36,454	15	35,780	31,855	11	31,099
Hedge of assets denominated in UF	13,274	(48)	13,274	15,227	(28)	15,227
Hedge of available-for-sale securities	944	(39)	944	482	34	482
Total		1,941			1,215
(*)	Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2018
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	12,968	2,544	4,636	110	1,706	3	-	21,967
Hedge of highly probable forecast transactions	98	16	-	-	-	-	-	114
Hedge of net investment in foreign operations (*)	12,604	-	-	-	-	-	-	12,604
Hedge of loan operations (Market risk)	166	286	799	1,978	1,211	12,089	1,241	17,770
Hedge of loan operations (Cash flow)	-	30	24	201	30	(1)	-	284
Hedge of funding (Market risk)	140	13,431	1,691	964	4,131	75,907	69,033	165,297
Hedge of funding (Cash flow)	1,870	509	475	31	-	309	-	3,194
Hedge of assets transactions	7,012	-	1,300	-	-	-	-	8,312
Hedge of Asset-backed securities under repurchase agreements	25,164	6,513	1,527	-	3,250	-	-	36,454
Hedge of assets denominated in UF	11,227	1,989	-	58	-	-	-	13,274
Hedge of available-for-sale securities	-	370	265	-	-	309	-	944
Total	71,249	25,688	10,717	3,342	10,328	88,616	70,274	280,214

(*)	Classified as current, since instruments are frequently renewed.

	12/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over de 10 years	Total
Hedge of deposits and repurchase agreements	31,471	11,205	6,210	12,125	-	1,656	-	62,667
Hedge of highly probable forecast transactions	162	70	-	-	-	-	-	232
Hedge of net investment in foreign operations (*)	10,561	-	-	-	-	-	-	10,561
Hedge of syndicated loan (Market risk)	268	143	628	1,502	1,335	642	1,459	5,977
Hedge of loan operations (Cash flow)	-	-	27	157	75	865	-	1,124
Hedge of funding (Market risk)	2,399	3,669	799	218	348	2,099	2,625	12,157
Hedge of funding (Cash flow)	1,646	749	1,026	884	525	1,614	-	6,444
Hedge of syndicated loan (Market risk)	794	-	-	-	-	-	-	794
Hedge of assets transactions	16,726	5,940	-	1,253	-	-	-	23,919
Hedge of Asset-backed securities under repurchase agreements	251	25,209	3,956	1,349	-	1,090	-	31,855
Hedge of assets denominated in UF	12,352	2,822	-	53	-	-	-	15,227
Hedge of available-for-sale securities	-	-	223	-	-	259	-	482
Total	76,630	49,807	12,869	17,541	2,283	8,225	4,084	171,439
(*)	Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	73

Note 10 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding cost of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	06/30/2018				12/31/2017
		Fair value				Fair value
		adjustments (in				adjustments (in
		stockholders'	Expected			stockholders'	Expected
	Cost	equity)	loss	Fair value	Cost	equity)	loss	Fair value
Brazilian government securities (1a)	30,282	(619)	-	29,663	31,933	993	-	32,926
Other	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1b)	21,079	(101)	(2)	20,976	16,583	(41)	-	16,542
Colombia	7,198	11	(2)	7,207	2,928	92	-	3,020
Chile	9,377	(12)	-	9,365	9,554	(4)	-	9,550
United States	2,013	(24)	-	1,989	1,568	(18)	-	1,550
Paraguay	1,656	(75)	-	1,581	1,915	(115)	-	1,800
Uruguay	835	(1)	-	834	618	4	-	622
Corporate securities (1c)	2,110	31	(48)	2,093	2,656	73	(48)	2,681
Shares	83	88	-	171	73	75	-	148
Bank deposit certificates	232	-	-	232	685	-	-	685
Debentures	45	-	(43)	2	44	-	(43)	1
Eurobonds and others	1,747	(57)	(2)	1,688	1,851	(2)	(2)	1,847
Other	3	-	(3)	-	3	-	(3)	-
Total	53,507	(689)	(86)	52,732	51,208	1,025	(84)	52,149
(1)	Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 25,210 (R$ 26,953 at 12/31/2017), b) R$ 7 (R$ 37 at 12/31/2017) and c) R$ 693 (R$ 479 at 12/31/2017), totaling R$ 25,910 (R$ 27,469 at 12/31/2017);

The cost and financial assets at fair value through other comprehensive income - securities by maturity are as follows:

	06/30/2018		12/31/2017
	Cost	Fair value	Cost	Fair value
Current	7,564	7,578	9,546	9,666
Non-stated maturity	83	171	73	148
Up to one year	7,481	7,407	9,473	9,518
Non-current	45,943	45,154	41,662	42,483
From one to five years	30,196	30,048	23,138	23,415
From five to ten years	11,084	10,551	11,368	11,680
After ten years	4,663	4,555	7,156	7,388
Total	53,507	52,732	51,208	52,149

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	06/30/2018
		Adjustments to fair value
	Costs	(in Stockholders' equity)	Expected loss	Fair Value
Negotiable Shares	83	88	-	171
Total	83	88	-	171

	12/31/2017
		Adjustments to fair value
	Costs	(in Stockholders' equity)	Expected loss	Fair Value
Negotiable Shares	73	75	-	148
Total	73	75	-	148

In the period there was no receipt of dividends and there was no reclassification in Stockholder's Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	06/30/2018		12/31/2017
	Costs	Fair Value	Costs	Fair Value
Circulante	83	171	73	148
Non-stated maturity	83	171	73	148

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	74

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages:

	Expected					Expected
	loss	Gains /			Transfer to	loss
Stage 1	12/31/2017	(Losses)	Purchases	Settlements	stage 3	06/30/2018
Financial assets at fair value through other comprehensive income	(84)	1	(5)	2	-	(86)
Brazilian government securities	(36)	-	-	-	-	(36)
Other	(36)	-	-	-	-	(36)
Government securities - other countries - Chile	-	-	(2)	-	-	(2)
Corporate securities	(48)	1	(3)	2	-	(48)
Debentures	(43)	-	(2)	2	-	(43)
Eurobonds and others	(2)	1	(1)	-	-	(2)
Other	(3)	-	-	-	-	(3)

	Expected					Expected
	loss	Gains /			Transfer to	loss
Stage 1	01/01/2017	(Losses)	Purchases	Settlements	stage 3	12/31/2017
Financial assets at fair value through other comprehensive income	(93)	-	(2)	-	11	(84)
Brazilian government securities	(36)	-	-	-	-	(36)
Other	(36)	-	-	-	-	(36)
Corporate securities	(57)	-	(2)	-	11	(48)
Debentures	(43)	-	-	-	-	(43)
Eurobonds and others	(11)	-	(2)	-	11	(2)
Other	(3)	-	-	-	-	(3)

Stage 3	Expected loss 01/01/2017	Settlements	Transfer to stage 1	Expected loss 12/31/2017
Financial assets at fair value through other comprehensive income	-	10	(10)	-
Corporate securities	-	10	(10)	-
Eurobonds and others	-	10	(10)	-

Note 11 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities is as follows:

	06/30/2018			12/31/2017
	Amortized	Expected		Amortized	Expected
	cost	loss	Fair Value	cost	loss	Fair Value
Brazilian government securities (1a)	51,666	(62)	51,604	54,875	(66)	54,809
Government securities – abroad (1c)	8,368	(3)	8,365	8,414	(3)	8,411
Argentina	29	-	29	-	-	-
Colombia	423	(3)	420	836	(3)	833
Chile	157	-	157	154	-	154
Korea	1,443	-	1,443	1,944	-	1,944
Denmark	492	-	492	1,951	-	1,951
Spain	3,082	-	3,082	2,937	-	2,937
United States	19	-	19	16	-	16
Mexico	2,703	-	2,703	559	-	559
Paraguay	5	-	5	4	-	4
Uruguay	15	-	15	13	-	13
Corporate securities (1b)	48,520	(5,511)	43,009	48,135	(5,113)	43,022
Rural product note	4,028	(201)	3,827	2,899	(160)	2,739
Bank deposit certificates	95	-	95	130	-	130
Securitized real estate loans	12,520	(1,419)	11,101	13,839	(2,056)	11,783
Debentures	24,744	(3,852)	20,892	23,397	(2,857)	20,540
Eurobonds and others	4,314	(7)	4,307	3,660	(3)	3,657
Financial bills	62	-	62	60	-	60
Promissory notes	1,042	(9)	1,033	3,246	(23)	3,223
Other	1,715	(23)	1,692	904	(14)	890
Total (2)	108,554	(5,576)	102,978	111,424	(5,182)	106,242
(1)	Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 19,340 (R$ 26,953 at 12/31/2017), b) (R$ 37 at 12/31/2017) and c) R$ 7,447 (R$ 479 at 12/31/2017), totaling R$ 26,787 (R$ 27,469 at 12/31/2017).
(2)	In order to reflect the risk management to the current strategy considered in business models, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING changed the classification of Brazilian Debt Securities from Fair Value Through Profit or Loss, in the amount of R$ 3,707, and Fair Value Through Other Comprehensive Income, in the amount of R$ 8,678 to amortized cost. The fair value of these instruments at 06/30/2018 was R$ 11,880. In the event these financial assets had not been reclassified, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (282), net of tax effects.

The interest income related to Financial assets at amortized cost - Securities assets was R$ 1,125.

The fair value of Financial assets at amortized cost - Securities assets is disclosed in Note 31.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	75

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2018		12/31/2017
	Amortized cost	Fair Value	Amortized cost	Fair Value
Current	17,190	16,315	26,057	25,652
Up to one year	17,190	16,315	26,057	25,652
Non-current	91,364	86,663	85,367	80,590
From one to five years	53,174	51,240	53,303	50,650
From five to ten years	25,375	23,383	19,883	18,571
After ten years	12,815	12,040	12,181	11,369
Total	108,554	102,978	111,424	106,242

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	76

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

	Expected						Expected
	loss	Gains /			Transfer to	Transfer to	loss
Stage 1	12/31/2017	(Losses)	Purchases	Settlements	Stage 3	Stage 2	06/30/2018
Financial assets at amortized cost	(76)	(407)	(14)	10	-	(1)	(488)
Government securities - other countries -	(3)	-	-	-	-	-	(3)
Colombia
Corporate securities	(73)	(407)	(14)	10	-	(1)	(485)
Rural product note	(9)	3	(5)	4	-	-	(7)
Securitized real estate loans	(9)	4	-	1	-	-	(4)
Debentures	(52)	(414)	(8)	5	-	(1)	(470)
Eurobond and others	(2)	-	-	-	-	-	(2)
Promissory notes	(1)	-	(1)	-	-	-	(2)

	Expected						Expected
	loss	Gains /			Transfer to	Transfer to	loss
Stage 1	01/01/2017	(Losses)	Purchases	Settlements	Stage 3	Stage 2	12/31/2017
Financial assets at amortized cost	(82)	(24)	(44)	48	26	-	(76)
Government securities - other countries -	(3)	-	-	-	-	-	(3)
Colombia
Corporate securities	(79)	(24)	(44)	48	26	-	(73)
Rural product note	(4)	(2)	(7)	4	-	-	(9)
Securitized real estate loans	(17)	(3)	-	-	11	-	(9)
Debentures	(50)	(20)	(35)	39	14	-	(52)
Eurobond and others	(5)	1	(1)	3	-	-	(2)
Promissory notes	(1)	-	(1)	1	-	-	(1)
Other	(2)	-	-	1	1	-	-

	Expected							Expected
	loss	Gains /			Transfer to	Transfer to	Transfer of	loss
Stage 2	12/31/2017	(Losses)	Purchases	Settlements	Stage 1	Stage 3	Stage 1	06/30/2018
Financial assets at amortized cost	(368)	(88)	(439)	1	10	15	(13)	(882)
Brazilian government securities	(65)	5	-	-	-	-	-	(60)
Corporate securities	(303)	(93)	(439)	1	10	15	(13)	(822)
Rural product note	-	3	(10)	-	7	-	-	-
Securitized real estate loans	(5)	1	-	-	-	-	-	(4)
Debentures	(284)	(89)	(429)	1	3	15	(8)	(791)
Eurobond and others	-	-	-	-	-	-	(5)	(5)
Others	(14)	(8)	-	-	-			(22)

	Expected							Expected
	loss	Gains /			Transfer to	Transfer to	Transfer of	loss
Stage 2	01/01/2017	(Losses)	Purchases	Settlements	Stage 1	Stage 3	Stage 1	12/31/2017
Financial assets at amortized cost	(438)	(73)	(281)	314	-	176	(66)	(368)
Brazilian government securities	(72)	7	-	-	-	-	-	(65)
Corporate securities	(366)	(80)	(281)	314	-	176	(66)	(303)
Rural product note	(30)	(3)	-	33	-	-	-	-
Securitized real estate loans	(50)	2	-	-	-	43	-	(5)
Debentures	(286)	(79)	(267)	281	-	133	(66)	(284)
Others	-	-	(14)	-	-	-		(14)

	Expected						Expected
	loss	Gains /			Transfer to	Transfer to	loss
Stage 3	12/31/2017	(Losses)	Purchases	Settlements	Stage 1	Stage 2	06/30/2018
Financial assets at amortized cost	(4,738)	193	(466)	833	-	(28)	(4,206)
Corporate securities	(4,738)	193	(466)	833	-	(28)	(4,206)
Rural product note	(148)	(38)	(19)	11	-	-	(194)
Securitized real estate loans	(2,046)	71	-	562	-	-	(1,413)
Debentures	(2,522)	160	(447)	245	-	(28)	(2,592)
Promissory notes	(22)	-	-	15	-	-	(7)

	Expected						Expected
	loss	Gains /			Transfer to	Transfer to	loss
Stage 3	01/01/2017	(Losses)	Purchases	Settlements	Stage 1	Stage 2	12/31/2017
Financial assets at amortized cost	(3,298)	(528)	(1,276)	1,221	(115)	(742)	(4,738)
Corporate securities	(3,298)	(528)	(1,276)	1,221	(115)	(742)	(4,738)
Rural product note	(56)	(37)	(55)	-	-	-	(148)
Securitized real estate loans	(1,650)	(200)	-	125	(115)	(206)	(2,046)
Debentures	(1,469)	(294)	(1,199)	976	-	(536)	(2,522)
Eurobond and others	(101)	3	-	98	-	-	-
Promissory notes	(22)	-	(22)	22	-	-	(22)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	77

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	06/30/2018	12/31/2017
Individuals	196,581	193,385
Credit card	66,979	67,413
Personal loan	28,783	27,295
Payroll loans	45,603	44,716
Vehicles	14,697	14,165
Mortgage loans	40,519	39,796
Corporate	107,133	107,647
Small and medium businesses	63,894	60,290
Foreign loans - Latin America	154,884	136,397
Total Loan Operations and Lease Operations (1)	522,492	497,719
Expected Credit Loss (2)	(35,574)	(36,469)
Total loan operations and lease operations, net of allowance for Expected Credit Loss	486,918	461,250

(1)	In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 644 (R$ 102 at 12/31/2017).

(2)	Comprises Expected Loan Losses for Financial Guarantees Pledged R$ 1,867 (R$ 1,907 at 12/31/2017) and Commitments to be Released R$ 3,160 (R$ 3,015 at 12/31/2017).

By maturity	06/30/2018	12/31/2017
Overdue as from 1 day	19,350	21,974
Falling due up to 3 months	134,332	127,402
Falling due more than 3 months but less than 1 year	120,131	116,089
Falling due after 1 year	248,679	232,254
Total loan operations and lease operations	522,492	497,719

By concentration (*)	06/30/2018	12/31/2017
Largest debtor	5,502	4,079
10 largest debtors	31,603	28,958
20 largest debtors	48,114	46,313
50 largest debtors	74,080	74,772
100 largest debtors	100,494	101,149
(*)	The amounts include Financial Guarantees Pledged

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36, item 8 - Maximum exposure of Financial Assets segregated by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	78

b)	Gross Carrying Amount

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

	Closing balance	Transfer to	Transfer to	Transfer of	Transfer of		Acquisition /	Closing balance at
Stage 1	at 12/31/2017	Stage 2	Stage 3	the Stage 2	the Stage 3	Write Off	(Settlement)	06/30/2018
Individuals	161,364	(7,071)	(914)	3,031	-	-	8,728	165,138
Credit card	57,073	(2,690)	(216)	1,710	-	-	614	56,491
Personal loans	12,290	(2,025)	(427)	367	-	-	4,219	14,424
Payroll loans	42,115	(887)	(224)	309	-	-	1,753	43,066
Vehicles	12,550	(730)	(44)	164	-	-	1,204	13,144
Mortgage loans	37,336	(739)	(3)	481	-	-	938	38,013
Corporate	91,442	(419)	(116)	538	112	-	739	92,296
Small and medium businesses	47,132	(2,623)	(384)	1,307	6	-	5,668	51,106
Foreign loans - Latin America	117,448	(7,363)	(627)	3,018	45	-	18,615	131,136
Total	417,386	(17,476)	(2,041)	7,894	163	-	33,750	439,676

	Closing balance	Transfer to	Transfer to	Transfer of	Transfer of		Acquisition /	Closing balance at
Stage 2	at 12/31/2017	Stage 1	Stage 3	the Stage 1	the Stage 3	Write Off	(Settlement)	06/30/2018
Individuals	13,032	(3,031)	(3,757)	7,071	521	-	8	13,844
Credit card	6,027	(1,710)	(1,395)	2,690	34	-	590	6,236
Personal loans	3,108	(367)	(1,385)	2,025	297	-	(136)	3,542
Payroll loans	733	(309)	(528)	887	81	-	(27)	837
Vehicles	987	(164)	(291)	730	36	-	(280)	1,018
Mortgage loans	2,177	(481)	(158)	739	73	-	(139)	2,211
Corporate	3,833	(538)	(321)	419	673	-	(134)	3,932
Small and medium businesses	6,001	(1,307)	(785)	2,623	259	-	(428)	6,363
Foreign loans - Latin America	13,028	(3,018)	(1,462)	7,363	534	-	870	17,315
Total	35,894	(7,894)	(6,325)	17,476	1,987	-	316	41,454

	Closing balance	Transfer to	Transfer to	Transfer of	Transfer of		Acquisition /	Closing balance at
Stage 3	at 12/31/2017	Stage 1	Stage 2	the Stage 1	the Stage 2	Write Off	(Settlement)	06/30/2018
Individuals	18,989	-	(521)	914	3,757	(6,106)	566	17,599
Credit card	4,313	-	(34)	216	1,395	(2,191)	553	4,252
Personal loans	11,897	-	(297)	427	1,385	(2,944)	349	10,817
Payroll loans	1,868	-	(81)	224	528	(734)	(105)	1,700
Vehicles	628	-	(36)	44	291	(216)	(176)	535
Mortgage loans	283	-	(73)	3	158	(21)	(55)	295
Corporate	12,372	(112)	(673)	116	321	(757)	(362)	10,905
Small and medium businesses	7,157	(6)	(259)	384	785	(1,690)	54	6,425
Foreign loans - Latin America	5,921	(45)	(534)	627	1,462	(938)	(60)	6,433
Total	44,439	(163)	(1,987)	2,041	6,325	(9,491)	198	41,362

	Closing
	balance at		Acquisition /	Closing balance at
Consolidated 3 Stages (*)	12/31/2017	Write Off	(Settlement)	06/30/2018
Individuals	193,385	(6,106)	9,302	196,581
Credit card	67,413	(2,191)	1,757	66,979
Personal loans	27,295	(2,944)	4,432	28,783
Payroll loans	44,716	(734)	1,621	45,603
Vehicles	14,165	(216)	748	14,697
Mortgage loans	39,796	(21)	744	40,519
Corporate	107,647	(757)	243	107,133
Small and medium businesses	60,290	(1,690)	5,294	63,894
Foreign loans - Latin America	136,397	(938)	19,425	154,884
Total	497,719	(9,491)	34,264	522,492
(*)	In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 644 (R$ 102 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	79

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

Stage 1	Beginning balance at 01/01/2017	Transfer to Stage 2	Transfer to Stage 3	Transfer of the Stage 2	Transfer of the Stage 3	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	151,645	(3,925)	(2,346)	2,747	72	13,171	161,364
Credit card	48,772	(1,191)	(176)	1,513	10	8,145	57,073
Personal loans	11,068	(621)	(907)	313	6	2,431	12,290
Payroll loans	42,360	(412)	(866)	225	33	775	42,115
Vehicles	13,482	(733)	(338)	211	9	(81)	12,550
Mortgage loans	35,963	(968)	(59)	485	14	1,901	37,336
Corporate	104,359	(884)	(731)	894	4	(12,200)	91,442
Small and medium businesses	43,047	(1,599)	(701)	901	10	5,474	47,132
Foreign loans - Latin America	113,441	(5,913)	(1,589)	1,501	74	9,934	117,448
Total	412,492	(12,321)	(5,367)	6,043	160	16,379	417,386

Stage 2	Beginning balance at 01/01/2017	Transfer to Stage 1	Transfer to Stage 3	Transfer of the Stage 1	Transfer of the Stage 3	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	14,248	(2,747)	(2,282)	3,925	665	(777)	13,032
Credit card	6,634	(1,513)	(722)	1,191	12	425	6,027
Personal loans	3,534	(313)	(872)	621	515	(377)	3,108
Payroll loans	771	(225)	(241)	412	44	(28)	733
Vehicles	1,269	(211)	(297)	733	39	(546)	987
Mortgage loans	2,040	(485)	(150)	968	55	(251)	2,177
Corporate	5,877	(894)	(434)	884	90	(1,690)	3,833
Small and medium businesses	7,815	(901)	(946)	1,599	428	(1,994)	6,001
Foreign loans - Latin America	8,964	(1,501)	(1,246)	5,913	134	764	13,028
Total	36,904	(6,043)	(4,908)	12,321	1,317	(3,697)	35,894

Stage 3	Beginning balance at 01/01/2017	Transfer to Stage 1	Transfer to Stage 2	Transfer of the Stage 1	Transfer of the Stage 2	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	20,574	(72)	(665)	2,346	2,282	(5,476)	18,989
Credit card	4,457	(10)	(12)	176	722	(1,020)	4,313
Personal loans	13,328	(6)	(515)	907	872	(2,689)	11,897
Payroll loans	1,729	(33)	(44)	866	241	(891)	1,868
Vehicles	815	(9)	(39)	338	297	(774)	628
Mortgage loans	245	(14)	(55)	59	150	(102)	283
Corporate	11,525	(4)	(90)	731	434	(224)	12,372
Small and medium businesses	8,985	(10)	(428)	701	946	(3,037)	7,157
Foreign loans - Latin America	4,371	(74)	(134)	1,589	1,246	(1,077)	5,921
Total	45,455	(160)	(1,317)	5,367	4,908	(9,814)	44,439

Consolidated 3 Stages (*)	Beginning balance at 01/01/2017	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	186,467	6,918	193,385
Credit card	59,863	7,550	67,413
Personal loans	27,930	(635)	27,295
Payroll loans	44,860	(144)	44,716
Vehicles	15,566	(1,401)	14,165
Mortgage loans	38,248	1,548	39,796
Corporate	121,761	(14,114)	107,647
Small and medium businesses	59,847	443	60,290
Foreign loans - Latin America	126,776	9,621	136,397
Total	494,851	2,868	497,719
(*)	In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 (R$ 143 at 01/01/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	80

c)	Expected credit loss

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages:

Stage 1	Beginning balance at 12/31/2017	Transfer to Stage 2	Transfer to Stage 3	Transfer of the Stage 2	Transfer of the Stage 3	Write off	Net increase / (Reversal)	Closing balance at 06/30/2018
Individuals	3,834	(334)	(156)	211	-	-	205	3,760
Credit card	2,135	(149)	(35)	131	-	-	(90)	1,992
Personal loans	759	(112)	(74)	22	-	-	270	865
Payroll loans	805	(45)	(43)	45	-	-	2	764
Vehicles	123	(27)	(4)	9	-	-	30	131
Mortgage loans	12	(1)	-	4	-	-	(7)	8
Corporate	451	(4)	(1)	135	85	-	(116)	550
Small and medium businesses	1,149	(108)	(38)	82	1	-	176	1,262
Foreign loans - Latin America	1,013	(77)	(9)	62	26	-	193	1,208
Total	6,447	(523)	(204)	490	112	-	458	6,780

Stage 2	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 3	Transfer of the Stage 1	Transfer of the Stage 3	Write off	Net increase / (Reversal)	Closing balance at 06/30/2018
Individuals	2,209	(211)	(1,574)	334	75	-	1,613	2,446
Credit card	1,261	(131)	(657)	149	15	-	757	1,394
Personal loans	567	(22)	(565)	112	39	-	476	607
Payroll loans	262	(45)	(291)	45	8	-	320	299
Vehicles	108	(9)	(54)	27	9	-	36	117
Mortgage loans	11	(4)	(7)	1	4	-	24	29
Corporate	1,174	(135)	(46)	4	139	-	(24)	1,112
Small and medium businesses	701	(82)	(220)	108	103	-	46	656
Foreign loans - Latin America	1,223	(62)	(168)	77	238	-	653	1,961
Total	5,307	(490)	(2,008)	523	555	-	2,288	6,175

Stage 3	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 2	Transfer of the Stage 1	Transfer of the Stage 2	Write off	Net increase / (Reversal)	Closing balance at 06/30/2018
Individuals	8,787	-	(75)	156	1,574	(4,591)	2,090	7,941
Credit card	3,288	-	(15)	35	657	(1,742)	543	2,766
Personal loans	3,812	-	(39)	74	565	(2,015)	1,161	3,558
Payroll loans	1,301	-	(8)	43	291	(664)	311	1,274
Vehicles	316	-	(9)	4	54	(158)	67	274
Mortgage loans	70	-	(4)	-	7	(12)	8	69
Corporate	9,827	(85)	(139)	1	46	(436)	(377)	8,837
Small and medium businesses	3,554	(1)	(103)	38	220	(1,369)	843	3,182
Foreign loans - Latin America	2,547	(26)	(238)	9	168	(725)	924	2,659
Total	24,715	(112)	(555)	204	2,008	(7,121)	3,480	22,619

Consolidated 3 Stages	Closing balance at 12/31/2017	Write off	Net increase / (Reversal) (1)	Closing balance at 06/30/2018 (2)
Individuals	14,830	(4,591)	3,908	14,147
Credit card	6,684	(1,742)	1,210	6,152
Personal loans	5,138	(2,015)	1,907	5,030
Payroll loans	2,368	(664)	633	2,337
Vehicles	547	(158)	133	522
Mortgage loans	93	(12)	25	106
Corporate	11,452	(436)	(517)	10,499
Small and medium businesses	5,404	(1,369)	1,065	5,100
Foreign loans - Latin America	4,783	(725)	1,770	5,828
Total	36,469	(7,121)	6,226	35,574
(1)	Change in macroeconomic scenarios used gave rise, in the second quarter, the recognition of a provision for Expected Loss in the amount of R$ 308.
(2)	Comprises Expected Loan Losses for Financial Guarantees Pledged R$ 1,867 (R$ 1,907 at 12/31/2017) and Commitments to be Released R$ 3,160 (R$ 3,015 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	81

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages:

Stage 1	Beginning balance at 01/01/2017	Transfer to Stage 2	Transfer to Stage 3	Transfer of the Stage 2	Transfer of the Stage 3	Net increase / (Reversal) / (Write off)	Closing balance at 12/31/2017
Individuals	3,352	(107)	(118)	220	22	465	3,834
Credit card	1,685	(50)	(21)	135	6	380	2,135
Personal loans	733	(29)	(56)	24	9	78	759
Payroll loans	787	(12)	(33)	40	4	19	805
Vehicles	135	(15)	(8)	16	2	(7)	123
Mortgage loans	12	(1)	-	5	1	(5)	12
Corporate	616	(7)	(6)	104	23	(279)	451
Small and medium businesses	1,016	(51)	(29)	79	6	128	1,149
Foreign loans - Latin America	702	(97)	(31)	66	50	323	1,013
Total	5,686	(262)	(184)	469	101	637	6,447

Stage 2	Beginning balance at 01/01/2017	Transfer to Stage 1	Transfer to Stage 3	Transfer of the Stage 1	Transfer of the Stage 3	Net increase / (Reversal) / (Write off)	Closing balance at 12/31/2017
Individuals	2,232	(220)	(721)	107	112	699	2,209
Credit card	1,145	(135)	(293)	50	5	489	1,261
Personal loans	662	(24)	(261)	29	57	104	567
Payroll loans	251	(40)	(121)	12	27	133	262
Vehicles	147	(16)	(43)	15	14	(9)	108
Mortgage loans	27	(5)	(3)	1	9	(18)	11
Corporate	1,501	(104)	(89)	7	36	(177)	1,174
Small and medium businesses	898	(79)	(182)	51	153	(140)	701
Foreign loans - Latin America	471	(66)	(124)	97	55	790	1,223
Total	5,102	(469)	(1,116)	262	356	1,172	5,307

Stage 3	Beginning balance at 01/01/2017	Transfer to Stage 1	Transfer to Stage 2	Transfer of the Stage 1	Transfer of the Stage 2	Net increase / (Reversal) / (Write off)	Closing balance at 12/31/2017
Individuals	9,206	(22)	(112)	118	721	(1,124)	8,787
Credit card	2,863	(6)	(5)	21	293	122	3,288
Personal loans	4,643	(9)	(57)	56	261	(1,082)	3,812
Payroll loans	1,246	(4)	(27)	33	121	(68)	1,301
Vehicles	393	(2)	(14)	8	43	(112)	316
Mortgage loans	61	(1)	(9)	-	3	16	70
Corporate	8,972	(23)	(36)	6	89	819	9,827
Small and medium businesses	4,452	(6)	(153)	29	182	(950)	3,554
Foreign loans - Latin America	1,107	(50)	(55)	31	124	1,390	2,547
Total	23,737	(101)	(356)	184	1,116	135	24,715

	Beginning	Net increase /	Closing
	balance at	(Reversal) /	balance at
Consolidated 3 Stages	01/01/2017	(Write off)	12/31/2017 (*)
Individuals	14,790	40	14,830
Credit card	5,693	991	6,684
Personal loans	6,038	(900)	5,138
Payroll loans	2,284	84	2,368
Vehicles	675	(128)	547
Mortgage loans	100	(7)	93
Corporate	11,089	363	11,452
Small and medium businesses	6,366	(962)	5,404
Foreign loans - Latin America	2,280	2,503	4,783
Total	34,525	1,944	36,469
(*)	Comprises Expected Loan Losses for Financial Guarantees Pledged R$ 1,907 (R$ 1,580 at 01/01/2017) and Commitments to be Released R$ 3,015 (R$ 2,691 at 01/01/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	82

d)	Present value of lease operations

Below is the analysis of the present value of the future minimum payments receivable from Finance Leases by maturity: The portfolio is composed of lease of vehicles, machines, equipment and real estate contracted in by individuals and legal entities in Brazil and abroad:

	06/30/2018
	Minimum future	Future financial	Present
	payments	income	value
Current	2,323	(1,025)	1,298
Up to 1 year	2,323	(1,025)	1,298
Non-current	9,316	(2,245)	7,071
From 1 to 5 years	3,350	(544)	2,806
Over 5 years	5,966	(1,701)	4,265
Total	11,639	(3,270)	8,369

	12/31/2017
	Minimum future	Future financial	Present
	payments	income	value
Current	3,292	(1,898)	1,394
Up to 1 year	3,292	(1,898)	1,394
Non-current	9,223	(2,859)	6,364
From 1 to 5 years	5,334	(2,803)	2,531
Over 5 years	3,889	(56)	3,833
Total	12,515	(4,757)	7,758

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 333 (R$ 322 at 12/31/2017).

e)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts:

	06/30/2018				12/31/2017
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,505	2,505	2,437	2,437	2,651	2,651	2,570	2,570
Companies - loan (2)	-	-	3	3	-	-	4	4
Individuals - vehicles (2)	-	-	2	2	-	-	2	2
Individuals – mortgage loan	2,190	2,106	2,184	2,094	2,460	2,405	2,453	2,390
Total	4,695	4,611	4,626	4,536	5,111	5,056	5,029	4,966
(1)	Under Interbank Market Debt.
(2)	Assignment of operations that had already been written down to losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	83

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 06/30/2018		06/30/2018
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,602	(16)	437	2,715	180	3,999
BSF Holding S.A. (c)	49.00	49.00	1,983	(1)	210	1,554	103	-
IRB-Brasil Resseguros S.A. (a) (d)	11.20	11.20	3,342	(62)	423	386	47	-
Other (e)	-	-	-	-	-	170	-	-
Joint Ventures - Other (f)	-	-	-	-	-	213	(40)	-
Total	-	-	-	-	-	5,038	290	-

	Interest % at 12/31/2017		12/31/2017						06/30/2017
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (g)	Equity in earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b) (h)	42.93	42.93	4,715	10	795	2,771	327	3,571	156
BSF Holding S.A.(c) (h)	49.00	49.00	1,884	(212)	233	1,506	109	-	52
IRB-Brasil Resseguros S.A. (a) (d)	11.20	11.20	3,550	(19)	987	402	130	-	72
Other (e)	-	-	-	-	-	172	10	-	10
Joint Ventures - Other (f)	-	-	-	-	-	204	(28)	-	(15)
Total	-	-	-	-	-	5,055	548	3,571	275
(a)	For purpose of recording the participation in earnings, at 06/30/2018 the position at 05/31/2018 and at 12/31/2017 the position at 11/30/2017, in accordance with IAS 27.
(b)	For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 739 at 06/30/2018 and R$ 746 at 12/31/2017 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.
(c)	In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill on 06/30/2018.
(d)	Investments partially sold on 07/28/2017 and 08/28/2017.
(e)	At 06/30/2018, includes interest in total capital and voting capital of the following companies: Gestora de Inteligência de Crédito S.A (20% total and voting capital and 20% on 12/31/2017), Compañia Uruguaya de Medios de Procesamiento S.A. (35.83% total and voting capital and 35.83% on 12/31/2017); Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2017); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital on 12/31/2017) and Tecnologia Bancária S.A. (28.95% total capital and voting capital and 28.95% on 12/31/2017).
(f)	At 06/30/2018, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2017); Conectcar Soluções de Mobilidade Eletrônica S.A.(50% capital total and e voting and 50% on 12/31/2017) and includes income not arising from profit subsidiaries.
(g)	Disclosed only for public companies.
(h)	Only at 12/31/2017, the companies Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A. include in Comprehensive Income adjustments for the adoption of IFRS 9 in the amount of R$ (29) e R$ (213), respectively.

At 06/30/2018, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB-Brasil Resseguros S.A. in the amount of R$ 64 (R$ 87 at 12/31/2017), BSF Holding S.A. in the amount of R$ 54 (R$ 281 at 12/31/2017) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 359 (R$ 246 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	84

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	06/30/2018	12/31/2017	06/30/2017
Total Assets (*)	20,856	21,472	20,329
Total Liabilities (*)	10,928	11,081	10,698
Total Income (*)	14,220	12,388	2,956
Total Expenses (*)	(13,149)	(10,374)	(2,002)
(*)	Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,261 (R$ 14,631 at 12/31/2017) related to assets, R$ 10,919 (R$ 11,080 at 12/31/2017) related to liabilities, R$ 13,563 (R$ 11,340 at 12/31/2017) related to income and of R$ (13,139) (R$ (10,353) at 12/31/2017) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 20 (R$ 4 at 12/31/2017).

The table below shows the total future minimum payments:

	06/30/2018	12/31/2017
Current	9	4
Up to 1 year	9	4
Non-current	11	-
From 1 to 5 years	11	-
Total future minimum payments	20	4
(-) Future interest	-	-
Present value	20	4

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and administrative expenses total R$ 686 from 01/01 to 06/30/2018 (R$ 665 from 01/01 to 06/30/2017).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	06/30/2018	12/31/2017
Current	1,233	1,113
Up to 1 year	1,233	1,113
Non-current	4,438	4,310
From 1 to 5 years	4,003	3,927
Over 5 years	435	383
Total future minimum payments	5,671	5,423

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	85

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2)
Fixed Assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2017	367	1,044	3,107	2,204	1,955	1,152	8,679	1,148	19,656
Acquisitions	169	-	-	16	1	30	247	54	517
Disposal	-	(3)	(47)	(33)	(3)	(14)	(87)	(7)	(194)
Exchange variation	7	10	-	84	14	27	39	5	186
Transfers	(96)	-	50	32	14	-	-	-	-
Other	8	-	(1)	91	(6)	3	(10)	1	86
Balance at 06/30/2018	455	1,051	3,109	2,394	1,975	1,198	8,868	1,201	20,251

Depreciation
Balance at 12/31/2017	-	-	(1,893)	(1,375)	(1,151)	(715)	(6,411)	(752)	(12,297)
Accumulated depreciation	-	-	(40)	(96)	(77)	(48)	(454)	(58)	(773)
Disposal	-	-	13	22	2	10	79	5	131
Exchange variation	-	-	(1)	(48)	2	(15)	(47)	(5)	(114)
Other	-	-	1	(84)	-	(7)	8	(14)	(96)
Balance at 06/30/2018	-	-	(1,920)	(1,581)	(1,224)	(775)	(6,825)	(824)	(13,149)

Impairment
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2018	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2018	455	1,051	1,189	813	751	423	2,043	377	7,102
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 139 achievable by 2019 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 3 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	86

		Real estate in use (2)		Other fixed assets (2)
Fixed assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 01/01/2017	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114
Acquisitions	302	-	-	147	7	111	294	82	943
Disposal	-	(1)	(69)	(46)	(1)	(14)	(313)	(20)	(464)
Exchange variation	-	4	5	37	15	(12)	5	1	55
Transfers	(320)	-	86	122	26	-	86	-	-
Other	(2)	(6)	(14)	87	7	(138)	64	10	8
Balance at 12/31/2017	367	1,044	3,107	2,204	1,955	1,152	8,679	1,148	19,656

Depreciation
Balance at 01/01/2017	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)
Accumulated depreciation	-	-	(80)	(211)	(154)	(104)	(910)	(105)	(1,564)
Disposal	-	-	16	29	-	6	283	19	353
Exchange variation	-	-	-	(12)	10	28	(16)	(4)	6
Other	-	-	11	(67)	(21)	29	36	(8)	(20)
Balance at 12/31/2017	-	-	(1,893)	(1,375)	(1,151)	(715)	(6,411)	(752)	(12,297)

Impairment
Balance at 01/01/2017	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2017	367	1,044	1,214	829	804	437	2,268	396	7,359
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 181 achievable by 2019 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 3 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	87

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2017	1,060	2,452	4,571	4,353	1,525	13,961
Acquisitions	153	1	341	147	-	642
Terminated agreements/ write off	(91)	(20)	(310)	(2)	-	(423)
Exchange variation	-	125	344	-	675	1,144
Other	10	74	42	47	(657)	(484)
Balance at 06/30/2018	1,132	2,632	4,988	4,545	1,543	14,840

Amortization (2)
Balance at 12/31/2017	(471)	(647)	(1,998)	(1,267)	(514)	(4,897)
Amortization expense	(109)	(110)	(289)	(320)	(135)	(963)
Terminated agreements/ write off	91	20	310	-	-	421
Exchange variation	-	(111)	(218)	-	(123)	(452)
Other	(1)	74	6	(47)	249	281
Balance at 06/30/2018	(490)	(774)	(2,189)	(1,634)	(523)	(5,610)

Impairment (3)
Balance at 12/31/2017	-	-	(54)	(343)	-	(397)
Additions / assumptions	-	-	(167)	-	-	(167)
Write off	-	-	(10)	-	-	(10)
Balance at 06/30/2018	-	-	(231)	(343)	-	(574)

Book value
Balance at 06/30/2018	642	1,858	2,568	2,568	1,020	8,656
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 813 achievable by 2020 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4j.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	88

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services (4)	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 01/01/2017	1,046	1,748	3,840	3,525	1,078	11,237
Acquisitions	345	18	1,206	350	388	2,307
Terminated agreements / write off	(329)	(16)	-	(1)	(22)	(368)
Exchange variation	-	25	(77)	-	685	633
Other (4)	(2)	677	(398)	479	(604)	152
Balance at 12/31/2017	1,060	2,452	4,571	4,353	1,525	13,961

Amortization (2)
Balance at 01/01/2017	(555)	(376)	(1,701)	(532)	(284)	(3,448)
Amortization expense	(215)	(273)	(495)	(446)	(176)	(1,605)
Terminated agreements / write off	310	16	-	(6)	22	342
Exchange variation	-	(17)	79	-	(134)	(72)
Other (4)	(11)	3	119	(283)	58	(114)
Balance at 12/31/2017	(471)	(647)	(1,998)	(1,267)	(514)	(4,897)

Impairment (3)
Balance at 01/01/2017	(19)	-	(54)	(335)	-	(408)
Additions / assumptions	-	-	-	(14)	-	(14)
Reversals	19	-	-	6	-	25
Balance at 12/31/2017	-	-	(54)	(343)	-	(397)

Book value
Balance at 12/31/2017	589	1,805	2,519	2,743	1,011	8,667
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 984 achievable by 2020 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4j.
(4)	Reclassifications were made in the balances at December 31, 2017 aiming at permitting the proper presentation of operation balances, in accordance with their respective accounting natures.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	89

Note 17 - Deposits

The table below shows the breakdown of deposits:

	06/30/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	213,178	142,768	355,946	204,363	129,599	333,962
Time deposits	83,045	142,716	225,761	82,718	129,082	211,800
Interbank deposits	2,791	52	2,843	1,665	517	2,182
Savings deposits	127,342	-	127,342	119,980	-	119,980
Non-interest bearing deposits	70,649	-	70,649	68,976	-	68,976
Demand deposits	70,646	-	70,646	68,973	-	68,973
Others Deposits	3	-	3	3	-	3
Total	283,827	142,768	426,595	273,339	129,599	402,938

Note 18 – Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss are presented in the following table:

	06/30/2018	12/31/2017
Structured notes
Shares	44	58
Debt securities	196	407
Total	240	465

The effect of the changes in credit risk of these instruments is not significant at 06/30/2018 and 12/31/2017.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities designated at fair value through profit or loss by maturity is as follows:

	06/30/2018	12/31/2017
	Cost / Fair value	Cost / Fair value
Current - up to one year	30	55
Non-current	210	410
From one to five years	148	319
From five to ten years	28	50
After ten years	34	41
Total	240	465

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	90

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	06/30/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	228,446	74,081	302,527	240,808	71,826	312,634
Transactions backed by own financial assets (*)	81,963	74,081	156,044	93,955	71,826	165,781
Transactions backed by third party financial assets	146,483	-	146,483	146,853	-	146,853
Interbank market debt	74,495	59,142	133,637	73,414	56,202	129,616
Real estate credit bills	11,393	3,437	14,830	14,046	4,479	18,525
Agribusiness credit bills	8,966	8,495	17,461	7,562	7,539	15,101
Financial credit bills	14,153	20,702	34,855	13,234	14,457	27,691
Import and export financing	33,004	8,640	41,644	30,548	8,541	39,089
On-lending - domestic	6,727	13,494	20,221	7,991	16,190	24,181
Liabilities from transactions related to credit assignments (Note 12d)	252	4,374	4,626	33	4,996	5,029
(*)	It includes R$ 35,392 (R$ 58,837 at 12/31/2017) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	35% of CDI to 16.93%	1.40% to 5.15%
Real estate credit bills	83% to 93% of CDI	-
Financial credit bills	IGPM to 102% of CDI	-
Agribusiness credit bills	78% to 100% of CDI	-
Import and export financing	1.4% to 6.0%	0.79% to 11.1%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.78% to 13.17%	-
(*)	Note 2.4d presents the operations comprising Deposits received under securities repurchased agreements. Final repurchase dates are set until December 2055.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	06/30/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	5,073	48,853	53,926	12,500	40,196	52,696
Foreign borrowing through securities	6,403	36,795	43,198	11,764	29,636	41,400
Structured Operations Certificates (2)	3,437	957	4,394	1,762	2,624	4,386
Total	14,913	86,605	101,518	26,026	72,456	98,482
(1)	At 06/30/2018, the amount of R$ 39,581 (R$ 42,687 at 12/31/2017) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.
(2)	As at June 30, 2018, the market value of the funding from Structured Operations Certificates issued is R$ 4,546.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI + 1.1% to IGPM + 7.60%	3.5% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	1.25% to 30.35%
Structured Operations Certificates	IPCA to 15.82%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	91

Note 20 - Other assets and liabilities

a)	Other assets

	06/30/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
Financial (1) (3)	49,929	13,024	62,953	46,718	12,850	59,568
Receivables from credit card issuers	30,234	-	30,234	32,073	-	32,073
Insurance and reinsurance operations	923	338	1,261	1,224	10	1,234
Deposits in guarantee for contingent liabilities (Note 32)	1,539	11,933	13,472	1,520	11,892	13,412
Deposits in guarantee for foreign borrowing program	885	-	885	639	-	639
Negotiation and intermediation of securities	10,529	1	10,530	6,202	18	6,220
Receivables from reimbursement of contingent liabilities (Note 32c)	299	739	1,038	244	821	1,065
Receivables from services provided	3,027	2	3,029	2,842	1	2,843
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	1	4	5	1	105	106
Foreign exchange portfolio	346	-	346	-	-	-
Operations without credit granting characteristics	2,146	7	2,153	1,973	3	1,976
Non-financial	8,142	1,631	9,773	8,637	1,820	10,457
Prepaid expenses	2,397	510	2,907	2,432	643	3,075
Retirement plan assets (Notes 29c and d)	-	1,073	1,073	-	1,067	1,067
Sundry domestic	2,911	3	2,914	2,642	-	2,642
Premiums from loan operations	121	35	156	240	77	317
Sundry foreign	997	10	1,007	1,847	29	1,876
Other	1,716	-	1,716	1,476	4	1,480
(1)	There were no impairment losses for other financial assets in these periods.
(2)	The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.
(3)	Loan and lease operations written off as loss until 06/30/2017; all collection procedures to recover these assets are ongoing.

b)	Other liabilities

	06/30/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
Financial	76,754	-	76,754	77,598	15	77,613
Credit card operations	67,593	-	67,593	71,892	-	71,892
Foreign exchange portfolio	-	-	-	197	-	197
Negotiation and intermediation of securities	7,950	-	7,950	4,606	15	4,621
Finance leases (Note 14a)	20	-	20	4	-	4
Funds from consortia participants	140	-	140	102	-	102
Other	1,051	-	1,051	797	-	797
Non-financial	31,467	1,115	32,582	24,382	1,980	26,362
Collection and payment of taxes and contributions	4,568	-	4,568	325	-	325
Sundry creditors - domestic	2,247	193	2,440	2,009	143	2,152
Funds in transit	11,427	27	11,454	8,800	989	9,789
Provision for sundry payments	1,934	84	2,018	1,721	135	1,856
Social and statutory	4,166	216	4,382	4,931	137	5,068
Related to insurance operations	148	-	148	167	-	167
Liabilities for official agreements and rendering of payment services	899	-	899	985	-	985
Provision for retirement plan benefits (Note 29c and e)	234	535	769	197	525	722
Personnel provision	1,833	60	1,893	1,496	51	1,547
Provision for health insurance	849	-	849	842	-	842
Provision for Citibank integration expenditures	504	-	504	504	-	504
Deferred income	2,575	-	2,575	2,326	-	2,326
Other	83	-	83	79	-	79

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	92

Note 21 – Stockholders’ equity

a)	Capital

At the Meeting of the Board of Directors held on December 15, 2017 and February 22, 2018, the cancellation of 31,793,105 and 14,424,206, respectively, common shares of own issue and held in treasury was approved, with no change in capital, upon capitalization of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148 (R$ 97,148 at December 31, 2017), of which R$ 65,427 (R$ 65,482 at December 31, 2017) refers to stockholders domiciled in the country and R$ 31,721 (R$ 31,666 at December 31, 2017) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	06/30/2018
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
(-) Cancellation of Shares – Meeting of the Board of Directors February 22, 2018	(14,424,206)	-	(14,424,206)
Shares of capital stock at 06/30/2018	3,305,526,906	3,230,563,326	6,536,090,232
Residents in Brazil at 06/30/2018	3,282,781,277	1,119,115,278	4,401,896,555
Residents abroad at 06/30/2018	22,745,629	2,111,448,048	2,134,193,677
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,743)
Purchase of shares	-	13,100,000	13,100,000	(510)
Exercised options – granting of stock options	-	(22,988,198)	(22,988,198)	690
Disposals – stock option plan	-	(987,221)	(987,221)	51
(-) Cancellation of Shares – Meeting of the Board of Directors February 22, 2018	(14,424,206)	-	(14,424,206)	534
Treasury shares at 06/30/2018 (1)	-	60,584,295	60,584,295	(1,978)
Outstanding shares at 06/30/2018	3,305,526,906	3,169,979,031	6,475,505,937
Outstanding shares at 12/31/2017	3,305,526,906	3,159,103,612	6,464,630,518

	12/31/2017
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 01/01/2017	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 01/01/2017	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 01/01/2017	3,351,744,217	3,230,563,326	6,582,307,543
(-) Cancellation of shares - Meeting of the Board of Directors December 15, 2017	(31,793,105)	-	(31,793,105)
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Treasury shares at 01/01/2017 (1)	3,074	69,604,462	69,607,536	(1,882)
Purchase of shares	46,214,237	37,982,900	84,197,137	(3,089)
Exercised options - granting of stock options	-	(28,008,923)	(28,008,923)	728
Disposals – stock option plan	-	(8,118,725)	(8,118,725)	322
(-) Cancellation of shares - Meeting of the Board of Directors December 15, 2017	(31,793,105)	-	(31,793,105)	1,178
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,743)
Outstanding shares at 12/31/2017	3,305,526,906	3,159,103,612	6,464,630,518
Outstanding shares at 01/01/2017	3,351,741,143	3,160,958,864	6,512,700,007
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	93

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 06/30/2018
Cost / market value	Common	Preferred
Minimum		37.45
Weighted average	-	38.95
Maximum	-	40.06
Treasury shares
Average cost	-	32.64
Market value at 06/30/2018	35.90	40.34

	01/01 to 12/31/2017
Cost / market value	Common	Preferred
Minimum	37.06	33.48
Weighted average	37.06	36.25
Maximum	37.06	38.56
Treasury shares
Average cost	37.05	30.90
Market value at 12/31/2017	37.69	42.58

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	94

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	06/30/2018	06/30/2017
Statutory net income	9,946	10,743
Adjustments:
(-) Legal reserve	(497)	(537)
Dividend calculation basis	9,449	10,206
Mandatory dividend - 25%	2,362	2,551
Dividends and Interest on Capital Paid / Provided for / Identified	5,313	4,938

Stockholders' compensation

	06/30/2018
	Gross	WHT	Net
Paid / prepaid	486	-	486
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2018	486	-	486

Declared until 06/30/2018 (Recorded in Other Liabilities)	1,998	(122)	1,876
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/02/2018	97	-	97
Dividends provision - R$ 0.1683 per share	1,090		1,090
Interest on capital - R$ 0.1252 per share	811	(122)	689

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.4557 per share	2,951	-	2,951
Total from 01/01 to 06/30/2018	5,435	(122)	5,313

	06/30/2017
	Gross	WHT	Net
Paid / prepaid	489	-	489
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2017	489	-	489

Declared until 06/30/2017 (Recorded in Other Liabilities)	2,410	(347)	2,063
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/03/2017	98	-	98
Interest on capital - R$ 0.3558 per share to be paid on 08/25/2017	2,312	(347)	1,965

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.3953 per share	2,568	(182)	2,386
Total from 01/01 to 06/30/2017	5,467	(529)	4,938

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	95

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	06/30/2018	12/31/2017
Capital reserves	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves	4,339	11,396
Legal	9,390	8,893
Statutory	4,056	586
Corporate reorganizations (Note 2.4 a III)	(12,058)	(11,741)
Unrealized profits (*)	2,951	13,658
Total reserves at parent company	4,624	11,681
(*)	Refers to Interest on capital provided for up to June 30, 2018 and December 31, 2017 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f)	Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	06/30/2018	12/31/2017	06/30/2018	06/30/2017
Itaú CorpBanca (Note 3)	12,364	11,144	251	256
Banco CorpBanca Colômbia S.A. (Note 3)	1,372	1,203	(18)	(36)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	341	297	44	36
Luizacred S.A. Soc. Cred. Financiamento Investimento	269	241	27	(7)
Other	93	93	18	12
Total	14,439	12,978	322	261
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	96

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2018, the accounting effect of the share-based payment in income was R$ (314) (R$ (254) from 01/01 to 06/30/2017).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	97

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Options:
Granted	-	-
Canceled / Forfeited (*)	(7,020)	32.10
Exercised	(9,289,940)	38.79	50.09
Balance at 06/30/2018	7,045,946	38.79
Options exercisable at the end of the period	7,045,946	38.79
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21.71 - 42.92
Granting 2012		32.10
Weighted average of the remaining contractual life (in years)	0.89
(*)	Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Balance at 01/01/2017	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(19,667)	38.90
Exercised	(5,684,306)	30.58	40.03
Balance at 06/30/2017	32,329,533	37.56
Options exercisable at the end of the period	32,329,533	37.56
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21.71 - 41.09
Granting 2012		30.01
Weighted average of the remaining contractual life (in years)	1.48
(*)	Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	98

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 39.33 per share at 06/30/2018 (R$ 32.33 per share at 06/30/2017).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2017	34,049,627
New granted	6,608,237
Cancelled	(310,243)
Exercised	(7,731,613)
Balance at 06/30/2018	32,616,008
Weighted average of remaining contractual life (years)	2.74

Quantity
Balance at 01/01/2017	35,462,379
New granted	7,041,957
Cancelled	(439,424)
Exercised	(7,523,051)
Balance at 06/30/2017	34,541,861
Weighted average of remaining contractual life (years)	2.86

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	99

III- Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 51.07 per share at 06/30/2018 (R$ 38.25 per share at 06/30/2017).

Change in variable compensation in shares	2018
Quantity
Opening balance 12/31/2017	20,819,982
New	6,827,114
Delivered	(11,074,347)
Cancelled	(83,373)
Balance at 06/30/2018	16,489,376

Change in variable compensation in shares	2017
Quantity
Opening balance 01/01/2017	24,539,406
New	8,501,063
Delivered	(12,048,631)
Cancelled	(139,157)
Balance at 06/30/2017	20,852,681

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	100

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Central Bank compulsory deposits	1,236	1,950	2,591	3,825
Interbank deposits	367	159	665	360
Securities purchased under agreements to resell	4,036	6,777	8,154	14,677
Financial assets at fair value through profit or loss	4,370	4,734	10,343	12,186
Financial assets at fair value through other comprehensive income	2,849	2,396	4,897	4,815
Financial assets at amortized cost	624	632	1,125	1,469
Loan and lease operations	19,410	19,692	37,168	39,050
Other financial assets	79	195	253	429
Total	32,971	36,535	65,196	76,811

b)	Interest and similar expense

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Deposits	(5,142)	(3,590)	(8,421)	(6,710)
Securities sold under repurchase agreements	(2,836)	(7,828)	(8,413)	(19,583)
Interbank market debt	(6,529)	(3,283)	(8,894)	(5,730)
Institutional market debt	(1,900)	(1,849)	(3,480)	(3,736)
Financial expense from technical reserves for insurance and private pension	(461)	(2,910)	(4,074)	(7,845)
Other	(9)	(13)	(26)	(47)
Total	(16,877)	(19,473)	(33,308)	(43,651)

c)	Adjustments to Fair Value of Financial Assets and Liabilities

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial assets at fair value through profit or loss	(4,584)	(480)	(3,925)	1,394
Derivatives (*)	(2,157)	52	(1,725)	1,852
Financial assets designated at fair value through profit or loss	(385)	49	(340)	76
Financial assets at fair value through other comprehensive income	(43)	(17)	52	(105)
Finacial liabilities designated at fair value	66	32	36	1
Total	(7,103)	(364)	(5,902)	3,218
(*)	Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING recognized R$ 396 as expenses for Expected Losses, with reversal of R$ 2 for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 394 for Financial Assets – Amortized Cost.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	101

Note 24 - Banking service fees

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Current account services	2,720	2,535	5,391	5,025
Asset management fees	1,226	987	2,386	1,966
Collection commissions	392	337	749	671
Fees from credit card services	3,534	3,463	7,039	6,847
Fees for guarantees issued and credit lines	460	443	903	887
Brokerage commission	122	125	280	224
Other	629	549	1,232	1,091
Total	9,083	8,439	17,980	16,711

Note 25 - Other income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Gains on sale of assets held for sale, fixed assets and investments in associates
and joint ventures	40	46	181	76
Recovery of expenses	44	52	129	102
Reversal of provisions	17	7	115	88
Other	147	202	278	454
Total	248	307	703	720

Note 26 - General and administrative expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Personnel expenses	(5,959)	(5,720)	(11,786)	(11,225)
Compensation	(2,497)	(2,297)	(4,931)	(4,568)
Payroll taxes	(735)	(697)	(1,490)	(1,398)
Welfare benefits	(906)	(845)	(1,813)	(1,654)
Retirement plans and post-employment benefits (Note 29)	(23)	(23)	(49)	(48)
Defined benefit	(20)	(21)	(43)	(44)
Defined contribution	(3)	(2)	(6)	(4)
Stock option plan (Note 22d)	(73)	(38)	(108)	(100)
Training	(60)	(59)	(107)	(100)
Employee profit sharing	(1,035)	(889)	(2,079)	(1,732)
Dismissals	(130)	(115)	(214)	(236)
Provision for labor claims (Note 32)	(500)	(757)	(995)	(1,389)
Administrative expenses	(4,370)	(4,035)	(8,304)	(7,847)
Data processing and telecommunications	(1,055)	(1,031)	(2,063)	(2,012)
Third party services	(1,092)	(1,045)	(2,087)	(2,036)
Installations	(315)	(309)	(614)	(577)
Advertising, promotions and publications	(411)	(291)	(660)	(514)
Rent	(408)	(372)	(792)	(745)
Transportation	(83)	(82)	(167)	(167)
Materials	(78)	(79)	(167)	(156)
Financial services	(193)	(194)	(385)	(397)
Security	(190)	(179)	(380)	(364)
Utilities	(106)	(100)	(212)	(207)
Travel	(61)	(54)	(107)	(97)
Other	(378)	(299)	(670)	(575)
Depreciation	(387)	(394)	(773)	(784)
Amortization	(433)	(348)	(849)	(704)
Insurance acquisition expenses	(46)	(74)	(95)	(178)
Other expenses	(2,865)	(2,342)	(5,057)	(4,674)
Expenses related to credit cards	(961)	(961)	(1,942)	(1,907)
Losses with third party frauds	(153)	(110)	(301)	(285)
Loss on sale of assets held for sale, fixed assets and investments in
associates and joint ventures	(132)	(205)	(225)	(288)
Provision for civil lawsuits (Note 32)	(182)	(348)	(197)	(671)
Provision for tax and social security lawsuits	(221)	(231)	(374)	(434)
Refund of interbank costs	(68)	(70)	(132)	(144)
Impairment - intangible asset	-	-	(167)	-
Other	(1,148)	(417)	(1,719)	(945)
Total	(14,060)	(12,913)	(26,864)	(25,412)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	102

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

Due on operations for the period	04/01 to 06/30/2018	04/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Income before income tax and social contribution	2,375	7,567	11,938	17,076
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(1,069)	(3,405)	(5,372)	(7,684)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	(28)	24	29	88
Foreign exchange variation on investiments abroad	4,089	1,132	4,225	399
Interest on capital	886	938	1,818	1,905
Corporate reorganizations (Note 2.4 a III)	157	157	314	314
Dividends and interest on external debt bonds	194	151	262	220
Other nondeductible expenses net of non taxable income (*)	(6,917)	(842)	(5,543)	1,783
Income tax and social contribution expenses	(2,688)	(1,845)	(4,267)	(2,975)
Related to temporary differences
Increase (reversal) for the period	5,448	920	3,787	(1,434)
Increase (reversal) of prior periods	759	7	993	(12)
(Expenses)/Income related to deferred taxes	6,207	927	4,780	(1,446)
Total income tax and social contribution expenses	3,519	(918)	513	(4,421)
(*)	Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	103

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2017	Realization / (Reversal)	Increase	06/30/2018
Reflected in income	48,810	(15,799)	9,704	42,715
Provision for expected loss	24,686	(4,983)	1,848	21,551
Related to income tax and social contribution tax carryforwards	7,595	(3,522)	1,787	5,860
Provision for profit sharing	1,829	(1,829)	1,283	1,283
Provision for devaluation of securities with permanent impairment	2,228	(523)	1,006	2,711
Provision for contingent liabilities	5,194	(892)	652	4,954
Civil lawsuits	1,974	(263)	88	1,799
Labor claims	2,200	(544)	438	2,094
Tax and social security	1,020	(85)	126	1,061
Goodwill on purchase of investments	141	(42)	50	149
Legal liabilities – tax and social security	488	(42)	78	524
Adjustments of operations carried out on the futures settlement market	277	(277)	213	213
Adjustment to fair value of financial assets designated at fair value through profit or loss and derivatives	429	(429)	799	799
Provision related to health insurance operations	341	-	2	343
Other	5,602	(3,260)	1,986	4,328

Reflected in stockholders’ equity	2,192	(318)	619	2,493
Corporate reorganizations (Note 2.4 a III)	628	(314)	-	314
Adjustment to fair value of financial assets at fair value through other comprehensive income	327	(4)	617	940
Cash flow hedge	983	-	2	985
Other	254	-	-	254
Total (1)(2)	51,002	(16,117)	10,323	45,208
(1)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 38,542 and R$ 384.
(2)	The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1st of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

	01/01/2017	Realization / (Reversal)	Increase	12/31/2017
Reflected in income	49,841	(16,347)	15,316	48,810
Provision for expected loss	27,510	(9,453)	6,629	24,686
Related to income tax and social contribution tax carryforwards	6,981	(197)	811	7,595
Provision for profit sharing	1,541	(1,541)	1,829	1,829
Provision for devaluation of securities with permanent impairment	1,727	-	501	2,228
Provision for contingent liabilities	5,704	(2,733)	2,223	5,194
Civil lawsuits	1,955	(576)	595	1,974
Labor claims	2,167	(1,233)	1,266	2,200
Tax and social security	1,582	(924)	362	1,020
Goodwill on purchase of investments	165	(758)	734	141
Legal liabilities – tax and social security	387	(557)	658	488
Adjustments of operations carried out in futures settlement market	485	(239)	31	277
Adjustment to fair value of financial assets designated at fair value through profit or loss and derivatives	243	(243)	429	429
Provision related to health insurance operations	300	-	41	341
Other	4,798	(626)	1,430	5,602
Reflected in stockholders’ equity	3,123	(1,072)	141	2,192
Corporate reorganizations (Note 2.4 a III)	1,256	(628)	-	628
Adjustment to fair value of financial assets at fair value through other comprehensive income	771	(444)	-	327
Cash flow hedge	843	-	140	983
Other	253	-	1	254
Total (*)	52,964	(17,419)	15,457	51,002

(*)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	104

II- The provision for deferred tax and contributions and respective changes are as follows:

		Realization /
	12/31/2017	reversal	Increase	06/30/2018
Reflected in income	14,569	(10,992)	2,537	6,114
Depreciation in excess – finance lease	613	(78)	-	535
Adjustment of escrow deposits and contingent liabilities	1,280	(10)	65	1,335
Pension plans	304	(13)	10	301
Adjustments of operations carried out on the futures settlement market	1,421	(1,421)	1,412	1,412
Adjustment to fair value of financial assets designated at fair value through profit or loss and derivatives	7,592	(7,592)	1,065	1,065
Taxation of results abroad – capital gains	1,973	(1,201)	1	773
Other	1,386	(677)	(16)	693
Reflected in stockholders’ equity accounts	955	(259)	240	936
Adjustment to fair value of financial assets at fair value through other comprehensive income	767	(252)	228	743
Cash flow hedge	166	(7)	-	159
Provision for pension plan benefits	9	-	11	20
Other	13	-	1	14
Total (*)	15,524	(11,251)	2,777	7,050

(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 38,542 and R$ 384.

	01/01/2017	Realization / reversal	Increase	12/31/2017
Reflected in income	13,507	(8,716)	9,778	14,569
Depreciation in excess – finance lease	936	(323)	-	613
Adjustment of escrow deposits and contingent liabilities	1,193	(179)	266	1,280
Pension plans	233	-	71	304
Adjustments of operations carried out on the futures settlement market	1,095	-	326	1,421
Adjustment to fair value of financial assets designated at fair value through profit or loss and derivatives	7,293	(7,293)	7,592	7,592
Taxation of results abroad – capital gains	1,502	-	471	1,973
Other	1,255	(921)	1,052	1,386
Reflected in stockholders’ equity accounts	968	(129)	116	955
Adjustment to fair value of financial assets at fair value through other comprehensive income	836	(82)	13	767
Cash flow hedge	63	-	103	166
Provision for pension plan benefits	35	(26)	-	9
Other	34	(21)	-	13
Total (*)	14,475	(8,845)	9,894	15,524

(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391.

III -	The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 06/30/2018, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2018	12,899	33%	69	1%	12,968	29%	(1,167)	17%	11,801	31%
2019	11,325	29%	157	3%	11,482	25%	(1,155)	16%	10,327	27%
2020	3,503	9%	1,737	30%	5,240	12%	(219)	3%	5,021	13%
2021	3,501	9%	2,110	36%	5,611	12%	(1,699)	24%	3,912	11%
2022	1,715	4%	1,759	30%	3,474	8%	(711)	10%	2,763	7%
After 2022	6,405	16%	28	0%	6,433	14%	(2,099)	30%	4,334	11%
Total	39,348	100%	5,860	100%	45,208	100%	(7,050)	100%	38,158	100%
Present value (*)	35,781		5,059		40,840		(6,056)		34,784

(*)	The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 06/30/2018 and 12/31/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	105

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per	04/01 to	04/01 to	01/01 to	01/01 to
share (*)	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Net income	5,740	6,331	12,129	12,394
Minimum non-cumulative dividend on preferred shares in accordance with our by laws	(70)	(69)	(70)	(69)
Subtotal	5,670	6,262	12,059	12,325
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(73)	(74)	(73)	(74)
Subtotal	5,597	6,188	11,986	12,251
Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	2,853	3,188	6,114	6,307
To preferred equity owners	2,744	3,000	5,872	5,944
Total net income available to common equity owners	2,926	3,262	6,187	6,381
Total net income available to preferred equity owners	2,814	3,069	5,942	6,013
Weighted average number of shares outstanding (Note 21a)
Common shares	3,305,526,906	3,351,741,143	3,305,526,906	3,351,741,143
Preferred shares	3,178,429,935	3,155,404,279	3,174,578,488	3,158,922,612
Earnings per share - basic – R$
Common shares	0.89	0.97	1.87	1.90
Preferred shares	0.89	0.97	1.87	1.90

Net income attributable to owners of the parent company – diluted earnings per	04/01 to	04/01 to	01/01 to	01/01 to
share (*)	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Total net income available to preferred equity owners	2,814	3,069	5,942	6,013
Dividend on preferred shares after dilution effects	21	27	30	35
Net income available to preferred equity owners considering preferred shares after the dilution effect	2,835	3,096	5,972	6,048
Total net income available to ordinary equity owners	2,926	3,262	6,187	6,381
Dividend on preferred shares after dilution effects	(21)	(27)	(30)	(35)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	2,905	3,235	6,157	6,346
Adjusted weighted average of shares (Note 21a)
Common shares	3,305,526,906	3,351,741,143	3,305,526,906	3,351,741,143
Preferred shares	3,225,868,666	3,209,326,813	3,206,342,528	3,195,332,639
Preferred shares	3,178,429,935	3,155,404,279	3,174,578,488	3,158,922,612
Incremental shares from stock options granted under our share-based payment	47,438,731	53,922,534	31,764,040	36,410,027
Earnings per share - diluted – R$
Common shares	0.88	0.96	1.86	1.89
Preferred shares	0.88	0.96	1.86	1.89
(*)	Earnings per Share are calculated based on results determined according to the rules in force of the Central Bank of Brazil.

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 1,681,699 preferred shares at 06/30/2017. In 2018 doesn't have this effect.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	106

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit				Defined contribution (*)				Other benefits				Total
	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Cost of current service	(17)	(17)	(34)	(34)	-	-	-	-	-	-	-	-	(17)	(17)	(34)	(34)
Net interest	(3)	(4)	(5)	(7)	17	19	34	38	(6)	(5)	(12)	(11)	8	10	17	20
Contribution	-	-	-	-	(20)	(21)	(40)	(42)	-	-	-	-	(20)	(21)	(40)	(42)
Benefits paid	-	-	-	-	-	-	-	-	6	5	8	8	6	5	8	8
Total Amounts Recognized	(20)	(21)	(39)	(41)	(3)	(2)	(6)	(4)	-	-	(4)	(3)	(23)	(23)	(49)	(48)

(*)	In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 157 (R$ 158 from 01/01 to 06/30/2017), of which R$ 40 (R$ 42 from 01/01 to 06/30/2017) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
At the beginning of the period	40	(70)	(1,370)	(1,322)	(77)	(48)	(1,407)	(1,440)
Effects on asset ceiling	11	97	8	(386)	-	-	19	(289)
Remeasurements	(31)	11	(11)	339	-	(28)	(42)	322
Acquisition Citibank portfolio	(1)	(1)	-	-	-	-	(1)	(1)
Total Amounts Recognized	19	37	(1,373)	(1,369)	(77)	(76)	(1,431)	(1,408)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	107

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and certain subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	108

c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	06/30/2018	06/30/2017
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04% to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit
(1)	The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2017 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.
(2)	The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.
(3)	The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.
(4)	Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	109

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	06/30/2018	12/31/2017	06/30/2018	12/31/2017	Target 2018
Fixed income securities	17,212	16,851	95.96%	95.81%	53% to 100%
Variable income securities	19	19	0.11%	0.11%	0% to 20%
Structured investments	43	24	0.24%	0.14%	0% to 10%
Real estate	581	615	3.24%	3.49%	0% to 7%
Loans to participants	81	79	0.45%	0.45%	0% to 5%
Total	17,936	17,588	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 12 at 12/31/2017), and real estate rented to Group companies, with a fair value of R$ 499 (R$ 531 at 12/31/2017).

Fair Value

The plan's assets is adjusted up to the base date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2018	12/31/2017
1 - Net assets of the plans	17,936	17,588
2- Actuarial liabilities	(14,717)	(14,491)
3- Surplus (1-2)	3,219	3,097
4- Asset ceiling (*)	(3,367)	(3,217)
5- Net amount recognized in the balance sheet (3-4)	(148)	(120)
Amount recognized in assets (Note 20a)	360	345
Amount recognized in liabilities (Note 20b)	(508)	(465)
(*)	Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	110

V- Changes in the net amount recognized in the balance sheet:

	06/30/2018
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	17,588	(14,491)	3,097	(3,217)	(120)
Cost of current service	-	(34)	(34)	-	(34)
Net interest (1)	850	(694)	156	(161)	(5)
Benefits paid	(546)	546	-	-	-
Contributions of sponsors	35	-	35	-	35
Contributions of participants	5	-	5	-	5
Effects on asset ceiling	-	-	-	11	11
Exchange Variation	4	(8)	(4)	-	(4)
Remeasurements (2) (3)	-	(36)	(36)	-	(36)
Value end of the period	17,936	(14,717)	3,219	(3,367)	(148)

	12/31/2017
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	16,520	(13,723)	2,797	(3,008)	(211)
Cost of current service	-	(69)	(69)	-	(69)
Net interest (1)	1,639	(1,347)	292	(307)	(15)
Benefits paid	(1,141)	1,141	-	-	-
Contributions of sponsors	71	-	71	-	71
Contributions of participants	12	-	12	-	12
Effects on asset ceiling	-	-	-	97	97
Exchange Variation	2	(6)	(4)	-	(4)
Remeasurements (2) (3)	485	(487)	(2)	1	(1)
Value end of the period	17,588	(14,491)	3,097	(3,217)	(120)
(1)	Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits / contributions, multiplied by the discount rate of 9.98% p.a. (At 01/01/2017 used by the discount rate of 10.24% p.a.).
(2)	Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.
(3)	The actual return on assets amounted to R$ 850 (R$ 2,124 at 12/31/2017).

During the period, the contributions made totaled R$ 35 (R$ 35 from 01/01 to 06/30/2017). The contribution rate increases based on the beneficiary’s salary.

In 2018, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 56.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2018	1,103
2019	1,126
2020	1,157
2021	1,190
2022	1,220
2023 to 2027	6,563

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effects on actuarial liabilities of the plan		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	740	5.11%	(269)
- Increase by 0.5%	(677)	(4.67%)	153
(*)	Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	111

d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	06/30/2018			12/31/2017
	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	1,634	(912)	722	1,287	(491)	796
Net interest	79	(45)	34	126	(50)	76
Contribution	(40)	-	(40)	(91)	-	(91)
Receivables – allocation of funds (*)	-	-	-	(12)	-	(12)
Effects on asset ceiling	-	8	8	(15)	(371)	(386)
Remeasurements	(11)	-	(11)	339	-	339
Value end of the period (Note 20a)	1,662	(949)	713	1,634	(912)	722

(*)	Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	06/30/2018	12/31/2017
At the beginning of the period	(257)	(221)
Interest cost	(12)	(22)
Benefits paid	8	14
Remeasurements	-	(28)
At the end of the period (Note 20b)	(261)	(257)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2018	15
2019	16
2020	17
2021	18
2022	19
2023 to 2027	115

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(3)
Present value of obligation	Other comprehensive income	32	(26)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	112

Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Group accident insurance	8.0	6.0	34.0	39.5
Individual accident	17.7	22.6	13.2	10.6
Commercial multiple peril	43.0	35.7	21.1	21.1
Internal credit	159.9	136.4	0.7	1.0
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	-	85.7	-	1.2
Serious or terminal diseases	21.4	17.5	12.1	10.7
Extended warranty - assets	13.2	16.9	62.1	62.1
Credit Life	18.4	15.4	18.9	18.9
Income from Uncertain Events	20.3	18.5	18.5	14.7
Multiple risks	52.6	13.7	49.1	61.1
Home insurance in market policies – Credit Life	16.3	7.5	20.4	20.3
Group life	32.3	32.7	12.3	12.0

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	113

III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued				Reinsurance				Retained premiums and contributions
	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Group accident insurance	158	170	309	336	-	(1)	(1)	(1)	158	169	308	335
Individual accident	90	69	162	128	-	(1)	6	(1)	90	68	168	127
Commercial multiple peril	13	14	26	26	-	-	-	-	13	14	26	26
Internal Credit	22	15	35	29	-	-	-	-	22	15	35	29
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	-	6	-	16	-	-	-	-	-	6	-	16
Serious or terminal diseases	53	48	94	88	-	-	-	-	53	48	94	88
Disability Savings Pension	75	81	152	162	(1)	(1)	(2)	(2)	74	80	150	160
PGBL	428	429	922	875	-	-	-	-	428	429	922	875
Credit Life	220	144	430	285	(2)	(2)	(2)	(2)	218	142	428	283
Income from Uncertain Events	-	44	-	77	-	-	-	-	-	44	-	77
Multiple risks	50	37	91	81	-	-	-	-	50	37	91	81
Home Insurance in Market Policies – Credit Life	71	69	142	138	(1)	-	(6)	(4)	70	69	136	134
Traditional	25	28	51	57	-	-	-	-	25	28	51	57
VGBL	4,458	4,877	8,902	10,180	-	-	-	-	4,458	4,877	8,902	10,180
Group life	246	248	471	561	(1)	(6)	5	(9)	245	242	476	552
Other lines	187	113	363	221	(2)	(1)	(5)	(7)	185	112	358	214
Total	6,096	6,392	12,150	13,260	(7)	(12)	(5)	(26)	6,089	6,380	12,145	13,234

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c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	06/30/2018				12/31/2017
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	3,464	43,888	133,880	181,232	3,926	37,679	112,471	154,076
(+) Additions arising from premiums / contribution	2,119	1,125	8,902	12,146	4,059	2,536	20,318	26,913
(-) Deferral of risk	(1,838)	(153)	-	(1,991)	(4,225)	(323)	-	(4,548)
(-) Payment of claims / benefits	(565)	(258)	(17)	(840)	(1,228)	(402)	(70)	(1,700)
(+) Reported claims	687	-	-	687	1,291	-	-	1,291
(-) Redemptions	-	(1,012)	(6,716)	(7,728)	(2)	(1,687)	(10,847)	(12,536)
(+/-) Net portability	-	641	1,497	2,138	-	2,683	753	3,436
(+) Adjustment of reserves and financial surplus	6	1,148	2,825	3,979	16	1,717	6,037	7,770
(+) Corporate Reorganization	-	-	-	-	(282)	-	-	(282)
(+/-) Other (recognition / reversal)	(263)	120	13	(130)	(91)	1,685	5,218	6,812
Reserves for insurance and private pension	3,610	45,499	140,384	189,493	3,464	43,888	133,880	181,232

II.II - Technical provisions balances

	Insurance		Private pension		Total
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Unearned premiums	1,993	1,883	14	15	2,007	1,898
Mathematical reserve for benefits to be granted and benefits granted	188	173	184,036	175,992	184,224	176,165
Redemptions and Other Unsettled Amounts	12	11	300	264	312	275
Financial surplus	2	2	589	604	591	606
Unsettled claims (1)	546	560	44	34	590	594
IBNR	352	401	26	27	378	428
Administrative and Related Expenses	28	28	99	95	127	123
Other	489	406	775	737	1,264	1,143
Total (2)	3,610	3,464	185,883	177,768	189,493	181,232

(1)	The provision for unsettled claims is detailed in Note 30e.
(2)	This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	116

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2018	253
Increase	455
Amortization	(391)
Balance at 06/30/2018	317
Balance to be amortized in up to 12 months	262
Balance to be amortized after 12 months	55

Balance at 01/01/2017	429
Increase	772
Amortization	(948)
Balance at 12/31/2017	253
Balance to be amortized in up to 12 months	209
Balance to be amortized after 12 months	44

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

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e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	583
(-) DPVAT operations	-
(-) IBNER (claims incurred but not sufficiently reported)	177
(-) Retrocession and other estimates	(28)
Liability claims presented in the development table (la + lb)	434

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2017, gross of reinsurance.

Ia - Administratives claims - gross of reinsurance

Occurrence date	06/30/2014	06/30/2015	06/30/2016	06/30/2017	06/30/2018	Total
At the end of reporting period	913	997	1,061	861	917
After 1 year	922	1,028	1,075
After 2 years	931	1,036
After 3 years	934
After 4 years
Current estimate	934	1,036	1,075	861	917
Accumulated payments through base date	929	1,026	1,048	718	738	4,633
Liabilities recognized in the balance sheet	5	10	27	143	180	240
Liabilities in relation to prior years						19
Total administratives claims included in balance sheet						259

Ib - Judicial claims - gross of reinsurance

Occurrence date	06/30/2014	06/30/2015	06/30/2016	06/30/2017	06/30/2018	Total
At the end of reporting period	36	32	38	38	14
After 1 year	46	42	42
After 2 years	54	45
After 3 years	57
After 4 years
Current estimate	57	45	42	38	14
Accumulated payments through base date	43	32	31	30	7	163
Liabilities recognized in the balance sheet	14	13	11	9	7	57
Liabilities in relation to prior years						118
Total judicial claims included in balance sheet						175

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	118

II - Net of reinsurance

Reserve for unsettled claims (1)	583
(-) DPVAT operations	-
(-) IBNER	177
(-) Reinsurance (2)	22
(-) Retrocession and other estimates	(28)
Liability claims presented in the development table (IIa + IIb)	412

(1)	Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2017.

(2)	Reinsurance operations stated in Note 30l III of 12/31/2017.

IIa - Administratives claims - net of reinsurance

Occurrence date	06/30/2014	06/30/2015	06/30/2016	06/30/2017	06/30/2018	Total
At the end of reporting period	896	972	1,054	848	906
After 1 year	905	993	1,068
After 2 years	911	1,001
After 3 years	913
After 4 years
Current estimate	913	1,001	1,068	848	906
Accumulated payments through base date	908	991	1,040	706	727	4,536
Liabilities recognized in the balance sheet	5	10	27	142	179	239
Liabilities in relation to prior years						10
Total administratives claims included in balance sheet						249

IIb - Judicial claims - net of reinsurance

Occurrence date	06/30/2014	06/30/2015	06/30/2016	06/30/2017	06/30/2018	Total
At the end of reporting period	36	32	38	35	14
After 1 year	46	41	42
After 2 years	54	45
After 3 years	57
After 4 years
Current estimate	57	45	42	35	14
Accumulated payments through base date	43	32	31	27	7	159
Liabilities recognized in the balance sheet	14	12	11	9	7	57
Liabilities in relation to prior years						106
Total judicial claims included in balance sheet						163

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	119

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate insufficiency in the first half of 2018 nor in the periods ended 2017 and 2016.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and test grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free interest rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date.

Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	06/30/2018			12/31/2017
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	21	2	2	24	-	-
5% decrease in mortality rates	(22)	(2)	(2)	(25)	(1)	(1)

0.1% increase in risk-free interest rates	29	7	7	26	5	5
0.1% decrease in risk-free interest rates	(29)	(7)	(7)	(27)	(5)	(5)

5% increase in conversion in income rates	(11)	-	-	(13)	-	-
5% decrease in conversion in income rates	11	-	-	13	-	-

5% increase in claims	-	(37)	(38)	-	(37)	(36)
5% decrease in claims	-	38	39	-	37	36
(1)	Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

At June 30, 2017, the DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Seguradora Líder dos Consórcios de DPVAT.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	04/01 to 06/30/2018			04/01 to 06/30/2017			01/01 to 06/30/2018			01/01 to 06/30/2017
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	-	-	0.0	6	6	100.0	-	-	0.0	16	16	100.0
Extended warranty	-	-	0.0	-	-	0.0	-	-	0.0	-	-	0.0

Individuals
Group accident insurance	158	158	100.0	170	169	99.4	309	308	99.7	336	335	99.8
Individual accident	90	90	100.0	69	68	98.6	162	168	103.7	128	127	99.5
Credit life	220	218	99.1	144	142	98.6	430	428	99.5	285	283	99.4
Group life	246	245	99.6	248	242	97.6	471	476	101.1	561	552	98.4

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i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk;

•	Credit risk;

•	Operational risk;

•	Liquidity risk in insurance operations.

j)	Duties and responsibilities

In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

Finally, ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

k)	Market, credit and liquidity risk

I)	Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	06/30/2018		12/31/2017
	Account		Account
Class	balance	DV01	balance	DV01
Government securities
NTN-C	5,229	(2.87)	4,936	(2.87)
NTN-B	5,562	(6.92)	5,343	(6.78)
LTN	-	-	279	(0.09)

DI Future	-	-	-	-

Private securities
Indexed to IPCA	364	(0.09)	336	(0.10)
Indexed to PRE	26	-	31	-

Shares	-		-	-

Floating assets	4,587		5,132

Under agreements to resell	6,082		6,856

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	124

II)	Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

		06/30/2018			12/31/2017
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
Liabilities	Assets	amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,993	55.6	13.0	1,882	24.7	12.0
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	922	48.0	18.0	985	20.4	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	661	84.4	22.6	565	70.6	26.2
Subtotal	Subtotal	3,576			3,432
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	99	119.7	74.9	95	116.8	78.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	14	-	9.1	16	-	9.7
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	47	-	9.3	37	-	9.8
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	26	15.8	9.1	28	17.0	9.7
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	312	-	9.2	275	-	9.8
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,557	119.7	75.0	2,404	116.8	79.1
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	176,822	191.0	35.1	169,149	197.2	38.9
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	4,674	199.5	86.5	4,454	-	95.1
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	775	199.5	86.5	737	116.8	95.1
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	591	199.2	86.3	605	116.8	95.0
Subtotal	Subtotal	185,917			177,800
Total technical reserves	Total backing assets	189,493			181,232
(1)	Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.
(2)	DU = Duration in months.
(3)	Excluding PGBL / VGBL reserves allocated in variable income.

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III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 24.35% (45.07% at 12/31/2017) and Munich Re do Brasil with 93.78% (53.80% at 12/31/2017).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (70% at 12/31/2017) and General Reinsurance AG with 30% (30% at 12/31/2017).

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IV)	Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2018
		Financial assets
		held for trading
	Financial instruments	and designated at
	designated at fair value through	fair value through	Derivatives	Financial Assets at
Internal rating (*)	profit or loss	profit or loss	assets	Amortized Cost	Total
Lower risk	6,412	168,316	153	27,901	202,782
Satisfactory	-	1	-	-	1
Higher Risk	-	62	-	-	62
Total	6,412	168,379	153	27,901	202,845
%	3.2	83.0	0.1	13.7	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2017
		Financial assets
	Financial instruments designated at fair value through	held for trading and designated at fair value through	Derivatives	Financial Assets at
Internal rating (*)	profit or loss	profit or loss	assets	Amortized Cost	Total
Lower risk	7,558	167,812	194	27,719	203,283
Satisfactory	-	4	-	-	4
Higher Risk	-	25	-	-	25
Total	7,558	167,841	194	27,719	203,312
%	3.7	82.6	0.1	13.6	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015, they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Opening balance	27	46	49	74
Issued contracts	-	-	2	30
Recoverable claims	11	-	-	-
Prepayments / payments to reinsurer	(2)	(10)	(18)	(55)
Other increase / reversal	(22)	(9)	(19)	-
Closing balance	14	27	14	49

II – Balances of technical reserves with reinsurance assets

	06/30/2018	12/31/2017
Reinsurance claims	43	57
Reinsurance premiums	8	10
Closing balance	51	67

III – Changes in balances of technical reserves for reinsurance claims

	06/30/2018	12/31/2017
Opening balance	57	52
Reported claims	11	21
Paid claims	(20)	(22)
Other increase / reversal	(6)	2
Monetary adjustment and interest of claims	1	4
Closing balance (*)	43	57
(*)	Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	06/30/2018	12/31/2017
Opening balance	10	15
Receipts	14	8
Payments	(16)	(13)
Closing balance	8	10

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	129

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	06/30/2018		12/31/2017
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cash deposits on demand	25,402	25,402	18,749	18,749
Financial assets	1,354,005	1,359,772	1,330,251	1,337,921
Central Bank compulsory deposits	84,800	84,800	98,837	98,837
At Amortized Cost	936,306	942,073	905,729	913,399
Interbank deposits	23,737	23,792	29,048	29,112
Securities purchased under agreements to resell	254,697	254,697	244,707	244,707
Securities (*)	108,554	109,372	111,424	112,656
Loan operations and lease operations portfolio (**)	522,492	527,386	497,719	504,093
(-) Provision for Expected Loss	62,953	62,953	59,568	59,568
Other financial assets	(36,127)	(36,127)	(36,737)	(36,737)
At Fair Value Through Other Comprehensive Income	52,732	52,732	52,149	52,149
Securities	52,732	52,732	52,149	52,149
At Fair Value Through Profit or Loss (*)	280,167	280,167	273,536	273,536
Securities	252,447	252,447	250,693	250,693
Derivatives (*)	27,720	27,720	22,843	22,843
Financial liabilities	1,082,070	1,081,632	1,056,717	1,054,981
At Amortized Cost	1,044,367	1,043,929	1,024,584	1,022,848
Deposits	426,595	426,563	402,938	402,911
Securities sold under repurchase agreements	302,527	302,527	312,634	312,634
Interbank market debt	133,637	133,347	129,616	129,286
Institutional market debt	101,518	101,402	98,482	97,103
Liabilities for capitalization plans	3,336	3,336	3,301	3,301
Other financial liabilities	76,754	76,754	77,613	77,613
At Fair Value Through Profit or Loss	32,676	32,676	27,211	27,211
Derivatives (*)	32,436	32,436	26,746	26,746
Others (*)	240	240	465	465
Provision for Expected Loss	5,027	5,027	4,922	4,922
Loan Commitments	3,160	3,160	3,015	3,015
Financial Guarantees	1,867	1,867	1,907	1,907
(*)	These assets and liabilities are recorded in the balance sheet at their fair value.
(**)	In the composition of balance there are operations designated at fair value through profit or loss, in the amount of R$ 644 (R$ 102 at 12/31/2017).

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 80,425 (R$ 79,703 at 12/31/2017) with an estimated fair value of R$ 1,174 (R$ 935 at 12/31/2017).

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The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Fair value through other comprehensive income, Financial Assets at Amortized Cost and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

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f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial assets at fair value through profit or loss and at fair value through other comprehensive income:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	133

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

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Distribution by level

The following table presents the breakdown of risk levels at 06/30/2018.

	06/30/2018				12/31/2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	217,143	30,226	2,765	250,134	213,421	31,579	3,947	248,947
Investment funds	685	1,797	-	2,482	1,738	1,775	-	3,513
Brazilian government securities	209,524	3,079	1	212,604	205,027	2,816	1	207,844
Government securities – other countries	836	417	-	1,253	1,643	2,306	-	3,949
Argentina	472	-	-	472	1,466	-	-	1,466
Chile	203	70	-	273	39	18	-	57
Colombia	-	234	-	234	-	2,092	-	2,092
United States	116	-	-	116	100	-	-	100
Mexico	33	-	-	33	5	-	-	5
Paraguay	-	1	-	1	-	3	-	3
Peru	12	-	-	12	-	-	-	-
Uruguay	-	112	-	112	-	193	-	193
Other	-	-	-	-	33	-	-	33
Corporate securities	6,098	24,933	2,764	33,795	5,013	24,682	3,946	33,641
Shares	4,842	941	1,122	6,905	3,875	65	2,019	5,959
Bank deposit certificates	1	1,131	-	1,132	1	334	-	335
Securitized real estate loans	-	-	1,538	1,538	-	-	1,795	1,795
Debentures	422	2,434	69	2,925	486	2,608	122	3,216
Eurobonds and others	833	23	-	856	651	37	-	688
Financial credit bills	-	20,111	-	20,111	-	21,170	-	21,170
Promissory notes	-	233	-	233	-	391	-	391
Other	-	60	35	95	-	77	10	87
Financial assets at fair value through other comprehensive income	32,193	20,539	-	52,732	35,234	16,915	-	52,149
Brazilian government securities	28,898	765	-	29,663	32,218	708	-	32,926
Government securities – other countries	1,989	18,987	-	20,976	1,550	14,992	-	16,542
Chile	-	9,365	-	9,365	-	9,550	-	9,550
Colombia	-	7,207	-	7,207	-	3,020	-	3,020
United States	1,989	-	-	1,989	1,550	-	-	1,550
Paraguay	-	1,581	-	1,581	-	1,800	-	1,800
Uruguay	-	834	-	834	-	622	-	622
Corporate securities	1,306	787	-	2,093	1,466	1,215	-	2,681
Shares	171	-	-	171	148	-	-	148
Bank deposit certificates	-	232	-	232	-	685	-	685
Debentures	-	2	-	2	-	1	-	1
Eurobonds and others	1,135	553	-	1,688	1,318	529	-	1,847
Financial assets at fair value through profit or loss	2,313	-	-	2,313	1,746	-	-	1,746
Brazilian government securities	2,313	-	-	2,313	1,746	-	-	1,746
Financial liabilities designated at fair value through profit or loss	-	240	-	240	-	465	-	465
Structured notes	-	240	-	240	-	465	-	465

The following table presents the breakdown of risk levels at 06/30/2018 for our derivative assets and liabilities.

	06/30/2018				12/31/2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	429	27,162	129	27,720	158	22,249	436	22,843
Futures	-	-	-	-	158	-	-	158
Swap – differential receivable	-	10,725	43	10,768	-	8,821	369	9,190
Options	-	5,293	86	5,379	-	3,271	66	3,337
Forwards (onshore)	-	6,020	-	6,020	-	6,911	-	6,911
Credit derivatives	-	145	-	145	-	137	-	137
Forwards (offshore)	-	4,682	-	4,682	-	2,950	-	2,950
Check of swap	-	68	-	68	-	68	-	68
Other derivatives	429	229	-	658	-	91	1	92
Derivatives - liabilities	(7)	(32,362)	(67)	(32,436)	-	(26,643)	(103)	(26,746)
Swap – differential payable	-	(16,449)	(44)	(16,493)	-	(13,590)	(102)	(13,692)
Options	-	(4,955)	(23)	(4,978)	-	(2,792)	(1)	(2,793)
Forwards (onshore)	-	(5,633)	-	(5,633)	-	(6,272)	-	(6,272)
Credit derivatives	-	(139)	-	(139)	-	(58)	-	(58)
Forwards (offshore)	-	(5,046)	-	(5,046)	-	(3,745)	-	(3,745)
Check of swap	-	(75)	-	(75)	-	(122)	-	(122)
Other derivatives	(7)	(65)	-	(72)	-	(64)	-	(64)

There were no significant transfer between Level 1 and Level 2 during the period from June 30, 2018. Transfers to and from Level 3 are presented in movements of Level 3.

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Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 50,765 in financial instruments classified as Level 2, at June 30, 2018, pricing service or brokers were used to evaluate securities at the fair value of R$ 22,413, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

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Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 06/30/2018	Total gains (losses) related to assets and liabilities still held at 06/30/2018
Financial assets designated at fair value	3,947	(389)	5	(242)	(556)	2,765	(553)
Brazilian government securities	1	-	-	-	-	1	-
Corporate securities	3,946	(389)	5	(242)	(556)	2,764	(553)
Shares	2,019	(112)	-	(203)	(582)	1,122	(388)
Securitized real estate loans	1,795	(229)	5	(39)	6	1,538	(9)
Debentures	122	(47)	-	-	(6)	69	(156)
Other	10	(1)	-	-	26	35	-

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 06/30/2018	Total gains (losses) related to assets and liabilities still held at 06/30/2018
Derivatives - assets	436	(14)	98	(120)	(270)	129	2
Swap – differential receivable	369	(23)	-	(31)	(272)	43	14
Options	66	9	98	(89)	2	86	(12)
Other derivatives	1	-	-	-	-	-	-
Derivatives - liabilities	(103)	(18)	(46)	79	21	(67)	(7)
Swap – differential payable	(102)	(36)	-	73	21	(44)	(6)
Options	(1)	18	(46)	6	-	(23)	(1)

	Fair value at 01/01/2017	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2017	Total gains (losses) related to assets and liabilities still held at 12/31/2017
Financial assets designated at fair value through profit or loss	3,808	(232)	578	(146)	(61)	3,947	(412)

Brazilian government securities	1	-	-	-	-	1	(1)
Corporate securities	3,807	(232)	578	(146)	(61)	3,946	(411)
Shares	1,662	122	400	-	(165)	2,019	(274)
Securitized real estate loans	2,092	(355)	58	-	-	1,795	16
Debentures	37	(1)	106	(124)	104	122	(153)
Eurobonds and others	-	-	9	(9)	-	-	-
Other	16	2	5	(13)	-	10	-
Financial assets designated at fair value through other comprehensive income	227	-	200	(427)	-	-	-
Corporate securities	227	-	200	(427)	-	-	-
Securitized real estate loans	6	-	-	(6)	-	-	-
Eurobonds and others	221	-	200	(421)	-	-	-

	Fair value at 01/01/2017	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2017	Total gains (losses) related to assets and liabilities still held at 12/31/2017
Derivatives - Assets	521	(33)	101	(244)	91	436	17
Swaps - differential receivable	468	(41)	-	(100)	42	369	32
Options	47	12	101	(143)	49	66	(14)
Other derivatives	6	(4)	-	(1)	-	1	(1)
Derivatives - Liabilities	(60)	(117)	(15)	111	(22)	(103)	(57)
Swaps - differential payable	(56)	(122)	-	97	(21)	(102)	(60)
Options	(4)	5	(15)	13	-	(1)	3
Credit derivatives	-	-	-	1	(1)	-	-

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Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		06/30/2018
		Impact
			Stockholders'
Risk factor groups	Scenarios	Result	equity
	I	(0.9)	(0.8)
Interest rates	II	(23.1)	(20.2)
	III	(46.1)	(40.0)
Currency, commodities, and ratios	I	(56.1)	0.0
	II	(112.2)	0.0
Nonlinear	I	(49.1)	0.0
	II	(89.0)	0.0

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

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Note 32 – Provisions, contingencies and other commitments

Provision	06/30/2018	12/31/2017
Civil	4,884	5,300
Labor	7,034	7,283
Tax and social security	6,863	7,003
Other	411	150
Total	19,192	19,736
Current	6,430	4,974
Non-current	12,762	14,762

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits.

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No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,990 (R$ 3,494 at 12/31/2017), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 116 (R$ 122 at 12/31/2017).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

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The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 06/30/2018
	Civil	Labor	Other	Total
Opening balance	5,300	7,283	150	12,733
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(243)	(998)	-	(1,241)
Subtotal	5,057	6,285	150	11,492
Interest (Note 26)	60	253	-	313
Changes in the period reflected in results (Note 26)	137	742	261	1,140
Increase (*)	372	838	261	1,471
Reversal	(235)	(96)	-	(331)
Payment	(578)	(1,229)	-	(1,807)
Subtotal	4,676	6,051	411	11,138
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	208	983	-	1,191
Closing balance	4,884	7,034	411	12,329
Escrow deposits at 06/30/2018 (Note 20a)	1,539	2,250	-	3,789
(*)	Civil provisions include the provision for economic plans amounting to R$ 176.

	01/01 to 06/30/2017
	Civil	Labor	Other	Total
Opening balance	5,172	7,232	259	12,663
Balance arising from the merger with Corpbanca (Note 3a)	(1)			(1)
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(256)	(1,066)	-	(1,322)
Subtotal	4,915	6,166	259	11,340
Interest (Note 26)	64	312	-	376
Changes in the period reflected in results (Note 26)	607	1,077	(13)	1,671
Increase (*)	839	1,183		2,022
Reversal	(232)	(106)	(13)	(351)
Payment	(636)	(1,264)	-	(1,900)
Subtotal	4,950	6,291	246	11,487
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	275	1,040	-	1,315
Closing balance	5,225	7,331	246	12,802
Escrow deposits at 06/30/2017 (Note 20a)	1,529	2,289	-	3,818
(*)	Civil provisions include the provision for economic plans amounting to R$ 73.

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

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The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to
Provision	06/30/2018	06/30/2017
Opening balance	7,003	8,246
(-) Contingencies guaranteed by indemnity clause	(66)	(69)
Subtotal	6,937	8,177
Interest (*)	192	385
Changes in the period reflected in results	(55)	49
Increase (*)	245	254
Reversal (*)	(300)	(205)
Payment	(278)	(12)
Subtotal	6,796	8,599
(+) Contingencies guaranteed by indemnity clause	67	70
Closing balance	6,863	8,669

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to
Escrow deposits	06/30/2018	06/30/2017
Opening balance	5,170	4,847
Appropriation of interest	84	174
Changes in the period	(153)	18
Deposits made	83	136
Withdrawals	(41)	(117)
Deposits released	(195)	(1)
Closing balance (Note 20a)	5,101	5,039
Reclassification of assets pledged as collateral for contingencies (Note 32d)	(1)	-
Closing balance after reclassification	5,100	5,039

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Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,315: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,298;

•	PIS and COFINS – Calculation basis – R$ 628: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 606;

•	INSS – Non-compensatory amounts – R$ 652: the non-levy of social security contribution on amounts paid as profit sharing is defended.

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 21,606, are described below:

•	INSS – Non-compensatory amounts – R$ 5,115: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,570: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,630: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,671: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,486: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,122: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68;

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 749 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,038 (R$ 1,065 at 12/31/2017) (Note 20a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

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d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	06/30/2018	12/31/2017
Financial assets - at fair value through other comprehensive income (basically financial treasury bills)	769	962
Escrow deposits (Note 20a)	4,582	4,585

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors, believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

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Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN), which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions, limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

a) Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

The Total Capital, Tier 1 Capital and Principal Capital ratios are calculated on a consolidated basis, applied to entities that are part of Prudential Conglomerate, which comprises not only financial institutions but also consortium administrators, payment institutions, companies that acquire operations or that directly or indirectly assume credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING substantially retains risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

For foreign units, the standardized approach is adopted. Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2018 to December 31, 2018, the minimum capital ratio required is 8.625%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

In addition to minimum regulatory capital requirements, BACEN rules established the Additional Common Equity (ACP), corresponding to the sum of the portions of ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the above-mentioned requirements, increase the need for capital over time. The amounts of each one of the portions, as established by CMN Resolution 4,193, are shown in the table below.

Basel III also reformulated the requirements for qualification of instruments eligible for Tier I and Tier II Capital, as regulated in Brazil by CMN Resolution 4,192. This reform includes a phase-out schedule for instruments already considered in capital, issued prior to the effectiveness of the rule, and that do not fully meet the new requirements.

The table below shows the schedule for implementation of Basel III rules in Brazil, as established by BACEN, and the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

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	From January 1,
Basel III Implentation Calendar	2017	2018	2019 (2)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total Capital	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	1.50%	2.375%	3.5%
Conservation	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%
Systemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	6.0%	6.875%	8.0%
Total Capital + ACP	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	80%	100%	100%
(1)	ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 3,769, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical , the new percentage will be effective only twelve months after it is announced.

(2)	Requirements in force as from January 1, 2019.

Additionally, in March 2015, Circular BACEN nº 3,751, of March 19, 2015 came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

The Leverage Ratio is defined as the ratio between the Tier I Capital and Total Exposure, calculated as prescribed by BACEN Circular 3,748. The objective of this ratio is to be a simple, risk-insensitive leverage measure. Therefore, it does not take into consideration risk-weighting or mitigation factors. In line with the instructions set out in BACEN Circular 3,706, since October 2015, ITAÚ UNIBANCO HOLDING has reported its Leverage Ratio to BACEN on a monthly basis. However, according to recommendations in Basel III Accord, a minimum Leverage Ratio should be required in 2018, which will be defined based on the period over which the ratio’s behavior was monitored, since its implementation in 2011 up to 2017.

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Corporate Governance section/Risk and Capital Management – Pillar 3.

b)	Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors.

In order to provide the Board of Directors with necessary information, management reports are prepared to inform on the institution’s capital adequacy, and the projections of capital levels under normal and stress situations. There is a structure that coordinates and consolidates related information and processes, all of them subject to verification by the independent validation, internal controls and audit areas.

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The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Risk appetite

In 2016 ITAÚ UNIBANCO HOLDING revisited its risk appetite policy, established and approved by the Board of Directors, which guides its business strategy. The institute’s risk appetite is based on the following statement issued by the Board of Directors:

“We are a universal bank, operating mostly in Latin America. Supported by our risk culture, we operate within the highest ethical standards and regulatory compliance, seeking increasingly improved results, with low volatility, through an ongoing client relationship, accurate risk pricing, diversified funding and proper use of capital.”

Based on this statement, defined five dimensions, each composed of a series of metrics associated with the main risks involved, by combining supplementary manners of measurement and seeking to reach a comprehensive vision of our exposures:

•	Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

•	Liquidity: establishes that the institution’s liquidity must withstand long stress periods. It is monitored through the follow-up of liquidity ratios.

•	Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of our portfolios, aimed at the low volatility of results and business sustainability.

•	Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses.

•	Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct.

The Board of Directors is responsible for approving risk appetite limits and guidelines, performing its duties with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

These metrics are monitored from time to time and must respect the defined limits. Monitoring is reported to the risk committees and the Board of Directors, and guides preventive measures to ensure that any exposures are within the limits established and in line with our strategy.

d)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

-	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
-	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
-	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

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The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	06/30/2018	12/31/2017
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	121,758	126,924
Non-controlling Interests	13,166	11,942
Changes in Subsidiaries´ Interests in Capital Transactions	810	1,482
Consolidated Stockholders’ Equity (BACEN)	135,734	140,348
Common Equity Tier I Prudential Adjustments	(25,277)	(17,952)
Common Equity Tier I	110,457	122,396
Instruments Eligible to Comprise Additional Tier I	7,664	-
Additional Tier I Prudential Adjustments	82	57
Additional Tier I Capital	7,746	57
Tier I (Common Equity Tier I + Additional Tier I Capital)	118,203	122,453
Instruments Eligible to Comprise Tier II	15,778	19,723
Tier II Prudential Adjustments	91	76
Tier II	15,869	19,799
Referential Equity (Tier I + Tier II)	134,072	142,252

Composition of Prudential Adjustments	06/30/2018	12/31/2017
Goodwill paid on the acquisition of investments	9,059	8,123
Intangible assets	7,937	5,456
Tax credits	5,841	5,208
Added value of net interests in excess of 10% of the capital of financial institutions authorized to operate by BACEN	-	-
Surplus of Common Equity Tier I Capital - Noncontrolling interests	329	286
Adjustments relating to the fair value of derivatives used as cash flow hedge, for hedged
items that do not have their mark-to-market adjustments accounted for	(1,447)	(1,399)
Other	3,558	278
Total	25,277	17,952

During 2018, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 510 milion. These shares are recorded in line item “Treasury Shares”, which totaled R$ (1,978) milion as at June 30, 2018. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 16,155 milion. Dividends are deducted from the institution´s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution´s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of June 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 06/30/2018
Subordinated financial bills - BRL
	2,939	2012	2018	108% to 113% of CDI	3,401
	35			IPCA + 4.4% to 6.58%	64
	1,255			100% of CDI + 1.01% to 1.05%	1,272
	10			10.56%	18
	2	2011	2019	109% to 109.7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	25
	101			IPCA + 4.7% to 6.3%	178
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	42
	6	2011	2021	109.25% to 110.5% of CDI	13
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,384
	20			IGPM + 4.63%	28
	6,709			Total	9,433

Subordinated euronotes - USD
	990	2010	2020	6.20%	3,860
	1,000	2010	2021	5.75%	3,965
	730	2011	2021	5,75% to 6,20%	2,826
	550	2012	2021	6.20%	2,121
	2,600	2012	2022	5,50% to 5,65%	10,204
	1,851	2012	2023	5.13%	7,172
	7,721			Total	30,148
Total					39,581

Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.9 p.p. the Tier I Capital index of Itaú Unibanco.

e)	Risk-Weighted Assets (RWA)

According to CMN Resolution 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	06/30/2018 (1)	12/31/2017 (1)
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	685,245	660,516
a) Per Weighting Factor (FPR):
FPR at 2%	128	180
FPR at 4%	248	-
FPR at 10%	315	-
FPR at 20%	7,338	7,717
FPR at 35%	16,622	15,900
FPR at 50%	48,365	44,741
FPR at 75%	150,817	145,376
FPR at 85%	72,244	76,033
FPR at 100%	331,647	324,097
FPR at 250%	41,422	34,053
FPR at 300%	-	3,906
FPR up to 1250%(2)	2,068	2,096
Derivatives - Changes in the Counterparty Credit Quality	4,766	6,417
Default funds (3)	3	-
Securitization (4)	9,262	-
b) Per Type:	685,245	660,516
Securities	37,930	45,629
Loan Operations - Retail	117,128	114,141
Loan Operations - Non-Retail	256,663	240,815
Joint Liabilities - Retail	149	172
Joint Liabilities - Non-Retail	45,262	45,405
Loan Commitments - Retail	33,499	31,058
Loan Commitments - Non-Retail	10,871	9,017
Derivatives – Future potential gain (5)	4,294	5,457
Agency Transition	2,912	-
Other exposures	176,537	168,821
(1)	As from the 4th quarter of 2017, retail business in Brazil of Citibank started to be fully consolidated in the financial statement of Itaú Unibanco.
(2)	Considers the application of “F” factor required by article 29th of BACEN Circular 3,644.
(3)	As from the 1st quarter of 2018, balances related to Default Funds are being weighted in accordance with the calculation established in Art. 20-A of Circular 3,644 (amended by Circular 3,849), replacing FPR of 1250%.
(4)	As from the 1st quarter of 2018, part of the balances related to Securitization are being weighted in accordance with the calculation established in Circular 3,848.
(5)	Balances of Derivatives – Future Potential Gain are distributed into their respective FPRs.

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We present below the breakdown of Risk-weighted of market risk as follows:

	06/30/2018 (1)	12/31/2017 (1)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	31,269	32,893
Operations subject to interest rate variations	28,040	31,076
Fixed rate denominated in Real	3,469	6,119
Foreign currency coupon	18,614	17,153
Price index coupon	5,957	7,804
Interest rate coupon	0.00	0.00
Operations subject to commodity price variation	854	361
Operations subject to stock price variation	355	239
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	2,019	1,217
Minimum Market Risk Weighted Assets - Standard Aproach	25,015	26,314
Market Risk Weighted Assets calculated based on internal methodology (b)	18,593	32,915
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	(6,254)	-
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	25,015	32,915
(1)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At June 30, 2018, RWAMINT totaled R$ 25,015, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 18,593.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

	06/30/2018	12/31/2017
Risk-weighted assets of operational risk (RWAOPAD)	70,467	63,277
Retail	12,789	11,870
Commercial	26,375	24,857
Corporate finance	2,799	2,663
Negotiation and sales	10,014	7,434
Payments and settlement	8,196	7,532
Financial agent services	4,279	3,892
Asset management	5,994	5,010
Retail brokerage	21	18

f)	Capital Adequacy Assessment

Upon annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

-	Identification of risks to which the institution is exposed and analysis of their materiality;
-	Evaluation of capital requirements for material risks;
-	Development of methodologies for quantifying additional capital;
-	Quantification and internal capital adequacy evaluation;
-	Capital and Contingency Plan;
-	Sending the capital adequacy report to BACEN.

Adopting a prospective attitude to manage its capital, ITAÚ UNIBANCO HOLDING implemented its capital management structure and ICAAP, thus complying with CMN Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841.

The result of the last ICAAP – conducted as of December 2017 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness.

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g)	Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the sufficiency of capital to face its risks, represented by regulatory capital for credit, market and operational risk and capital required to cover the other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	06/30/2018	12/31/2017
Tier I	118,203	122,453
Common Equity Tier I	110,457	122,396
Additional Tier I Capital	7,746	57
Tier II	15,869	19,799
Deductions	-	-
Referential Equity	134,072	142,252
Minimum Referential Equity Required	67,338	69,995
Surplus Capital in relation to the Minimum Referential Equity Required	66,734	72,257
Additional Common Equity Tier I Required (ACPRequired)	18,543	11,351
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,388	2,470

The table below shows the Basel and Fixed Asset Ratios:

	06/30/2018	12/31/2017
Basel Ratio	17.2%	18.8%
Tier I	15.1%	16.2%
Common Equity Tier I	14.1%	16.2%
Additional Tier I Capital	1.0%	0.0%
Tier II	2.0%	2.6%
Fixed Asset Ratio	21.4%	23.9%
Surplus Capital in Relation to Fixed Assets	38,332	37,101

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h)	Stress testing

The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation.

To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios.

The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities.

This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier l allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Allocated Economic Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

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•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Requirements of impairment assessment under IFRS 9 are based on an expected credit loss model, replacing the incurred loss model under IAS 39;

•	Adjustment to fair value due to reclassifications of financial assets between the categories of measurement at fair value and amortized cost due to the new concept of business models adopted for reclassification of financial assets, as set forth by IFRS 9;

•	Changes refer to financial assets modified and not written-off, which balances were recalculated in accordance with the requirements of IFRS 9;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation, according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged;

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

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ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2018

(In millions of Reais, except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	18,111	7,454	2,455	28,020	(6,844)	21,176
Net interest (1)	10,072	4,821	2,402	17,295	(6,550)	10,745
Revenue from services	6,236	2,470	20	8,726	357	9,083
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,803	163	33	1,999	(899)	1,100
Other revenues	-	-	-	-	248	248
Cost of Credit and Claims	(3,428)	(508)	1	(3,935)	171	(3,764)
Expenses for allowance for loan and lease losses	(3,483)	(789)	1	(4,271)	842	(3,429)
Impairment	-	(1)	-	(1)	1	-
Discounts granted	(254)	(19)	-	(273)	273	-
Recovery of credits written off as loss	626	319	-	945	(945)	-
Expenses for claims / recovery of claims under reinsurance	(317)	(18)	-	(335)	-	(335)
Operating margin	14,683	6,946	2,456	24,085	(6,673)	17,412
Other operating income (expenses)	(10,025)	(3,754)	(155)	(13,934)	(1,103)	(15,037)
Non-interest expenses (2)	(8,841)	(3,407)	(32)	(12,280)	(1,780)	(14,060)
Tax expenses for ISS, PIS and COFINS and other	(1,184)	(347)	(123)	(1,654)	514	(1,140)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	163	163
Net income before income tax and social contribution	4,658	3,192	2,301	10,151	(7,776)	2,375
Income tax and social contribution	(1,747)	(996)	(753)	(3,496)	7,015	3,519
Non-controlling interest in subsidiaries	(43)	(222)	(8)	(273)	119	(154)
Net income	2,868	1,974	1,540	6,382	(642)	5,740
(1)	Includes interest and similar income and expenses of R$ 16,094 dividend income of R$ 163, net gains (loss) on investment securities and derivatives of R$ (7,103) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,591.
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 387, amortization expenses of R$ 433 and insurance acquisition expenses of R$ 46.

Total assets (1) - 06/30/2018	976,868	633,344	113,140	1,542,683	(73,588)	1,469,095
Total liabilities - 06/30/2018	940,161	570,262	77,932	1,407,686	(79,366)	1,328,320

(1) Includes:
Investments in associates and joint ventures	1,171	-	3,886	5,057	(19)	5,038
Goodwill	1,370	7,326	-	8,696	2,716	11,412
Fixed assets, net	5,419	861	-	6,280	822	7,102
Intangible assets, net	6,398	1,252	-	7,650	1,006	8,656

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2017

(In millions of Reais, except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	17,217	7,309	2,679	27,205	(630)	26,575
Interest margin (1)	9,684	5,065	2,636	17,385	(843)	16,542
Revenue from services	5,870	2,159	8	8,037	402	8,439
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,663	85	35	1,783	(496)	1,287
Other revenues	-	-	-	-	307	307
Cost of Credit and Claims	(3,478)	(1,255)	(1)	(4,734)	50	(4,684)
Expenses for allowance for loan and lease losses	(3,732)	(1,215)	(1)	(4,948)	525	(4,423)
Impairment	-	(105)	-	(105)	105	-
Discounts granted	(200)	(54)	-	(254)	254	-
Recovery of credits written off as loss	703	131	-	834	(834)	-
Expenses for claims / recovery of claims under reinsurance	(249)	(12)	-	(261)	-	(261)
Operating margin	13,739	6,054	2,678	22,471	(580)	21,891
Other operating income (expenses)	(9,342)	(3,516)	(360)	(13,218)	(1,106)	(14,324)
Non-interest expenses (2)	(8,264)	(3,206)	(142)	(11,612)	(1,301)	(12,913)
Tax expenses for ISS, PIS and COFINS and Other	(1,078)	(310)	(218)	(1,606)	68	(1,538)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	127	127
Net income before income tax and social contribution	4,397	2,538	2,318	9,253	(1,686)	7,567
Income tax and social contribution	(1,599)	(729)	(565)	(2,893)	1,975	(918)
Non-controlling interest in subsidiaries	(44)	(142)	(5)	(191)	(127)	(318)
Net income	2,754	1,667	1,748	6,169	162	6,331
(1)	Includes interest and similar income and expenses of R$ 17,062 dividend income of R$ 170, net gains (loss) on investment securities and derivatives of R$ (364) and results from foreign exchange operations and exchange variation of transactions abroad of R$ (326).
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 394, amortization expenses of R$ 348 and insurance acquisition expenses of R$ 74.

Total assets (1) - 01/01/2017	909,779	585,088	116,401	1,427,084	(75,770)	1,351,314
Total liabilities - 01/01/2017	877,792	525,390	80,810	1,299,869	(80,939)	1,218,930

(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1, June 30, 2018

(In millions of Reais, except for share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	35,804	14,275	5,367	55,446	(6,861)	48,585
Interest margin (1)	19,788	9,252	5,253	34,293	(6,664)	27,629
Banking service fees	12,471	4,743	41	17,255	725	17,980
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	3,545	280	73	3,898	(1,625)	2,273
Other income	-	-	-	-	703	703
Cost of Credit and Claims	(6,468)	(1,534)	-	(8,002)	861	(7,141)
Expected Loss with Loan Operations and Lease Operations	(6,647)	(1,735)	-	(8,382)	1,855	(6,527)
Impairment	-	(188)	-	(188)	188	-
Discounts granted	(529)	(29)	-	(558)	558	-
Recovery of loans written off as loss	1,285	455	-	1,740	(1,740)	-
Expenses for claims / recovery of claims under reinsurance	(577)	(37)	-	(614)	-	(614)
Operating margin	29,336	12,741	5,367	47,444	(6,000)	41,444
Other operating income (expenses)	(19,539)	(7,411)	(367)	(27,317)	(2,189)	(29,506)
Non-interest expenses (2)	(17,164)	(6,748)	(63)	(23,975)	(2,889)	(26,864)
Tax expenses for ISS, PIS and COFINS and Other	(2,375)	(663)	(304)	(3,342)	410	(2,932)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	290	290
Net income before income tax and social contribution	9,797	5,330	5,000	20,127	(8,189)	11,938
Income tax and social contribution	(3,669)	(1,584)	(1,704)	(6,957)	7,470	513
Non-controlling interest in subsidiaries	(87)	(265)	(17)	(369)	47	(322)
Net income	6,041	3,481	3,279	12,801	(672)	12,129
(1)	Includes interest and similar income and expenses of R$ 31,888 dividend income of R$ 197, net gains (loss) on investment securities and derivatives of R$ (5,902) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,446.
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 773 amortization expenses of R$ 849 and insurance acquisition expenses of R$ 95.

Total assets (1) - 06/30/2018	976,868	633,344	113,140	1,542,683	(73,588)	1,469,095
Total liabilities - 06/30/2018	940,161	570,262	77,932	1,407,686	(79,366)	1,328,320

(1) Includes:
Investments in associates and joint ventures	1,171	-	3,886	5,057	(19)	5,038
Goodwill	1,370	7,326	-	8,696	2,716	11,412
Fixed assets, net	5,419	861	-	6,280	822	7,102
Intangible assets, net	6,398	1,252	-	7,650	1,006	8,656

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2017

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	34,705	14,534	5,232	54,471	2,435	56,906
Interest margin (1)	19,529	10,110	5,161	34,800	1,979	36,779
Banking service fees	11,616	4,245	20	15,881	830	16,711
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	3,560	179	51	3,790	(1,094)	2,696
Other income	-	-	-	-	720	720
Cost of Credit and Claims	(6,853)	(3,483)	(1)	(10,337)	(907)	(11,244)
Expected Loss with Loan Operations and Lease Operations	(7,281)	(3,058)	(1)	(10,340)	(322)	(10,662)
Impairment	-	(550)	-	(550)	550	-
Discounts granted	(409)	(138)	-	(547)	547	-
Recovery of loans written off as loss	1,393	289	-	1,682	(1,682)	-
Expenses for claims / recovery of claims under reinsurance	(556)	(26)	-	(582)	-	(582)
Operating margin	27,852	11,051	5,231	44,134	1,528	45,662
Other operating income (expenses)	(18,144)	(6,988)	(780)	(25,912)	(2,674)	(28,586)
Non-interest expenses (2)	(15,982)	(6,359)	(361)	(22,702)	(2,710)	(25,412)
Tax expenses for ISS, PIS and COFINS and Other	(2,162)	(629)	(419)	(3,210)	(239)	(3,449)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	275	275
Net income before income tax and social contribution	9,708	4,063	4,451	18,222	(1,146)	17,076
Income tax and social contribution	(3,577)	(1,074)	(1,008)	(5,659)	1,238	(4,421)
Non-controlling interest in subsidiaries	(95)	(114)	(9)	(218)	(43)	(261)
Net income	6,036	2,875	3,434	12,345	49	12,394
(1)	Includes interest and similar income and expenses of R$ 33,160 dividend income of R$ 175, net gains (loss) on investment securities and derivatives of R$ 3,218 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 226.
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 784 amortization expenses of R$ 704 and insurance acquisition expenses of R$ 178.

Total assets (1) - 01/01/2017	909,779	585,088	116,401	1,427,084	(75,770)	1,351,314
Total liabilities - 01/01/2017	877,792	525,390	80,810	1,299,869	(80,939)	1,218,930

(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 06/30/2018			01/01 to 06/30/2017
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	48,567	12,370	60,937	70,997	9,433	80,430
Income related to insurance, private pension and capitalization operations before claim and selling expenses	2,192	81	2,273	2,635	61	2,696
Banking service fees	16,249	1,731	17,980	15,217	1,494	16,711
Non-current assets (3)	12,060	3,698	15,758	13,299	2,124	15,423
(1)	Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.
(2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.
(3)	The amounts for comparative purposes refer to the 01/01/2017.

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Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and joint-controlled entities of ITAÚSA, especially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	161

	ITAÚ UNIBANCO HOLDING
		Assets / (liabilities)			Revenue / (expenses)
				04/01 to	04/01 to	01/01 to	01/01 to
	Annual rate	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Loan operations		69	96	5	-	6	-
Alpargatas S.A.		69	96	5	-	6	-
Securities sold under repurchase agreements		(38)	(48)	(2)	(1)	(2)	(3)
Duratex S.A.	95.5% to 98% of CDI	(19)	(22)	(1)	-	(1)	(1)
Elekeiroz S.A.		-	(5)	-	-	-	-
Itautec S.A.		-	(2)	-	-	-	-
Olimpia Promoção e Serviços S.A.	100% Selic	(2)	(7)	(1)	(1)	(1)	(1)
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	-	-	(1)	-	(1)
Alpargatas S.A.	97.5% of CDI	(5)	-	-	-	-	-
Other	60% to 100.15% of CDI	(12)	(12)	-	1	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(111)	(108)	(6)	7	5	18
Itaúsa Investimentos Itaú S.A.		-	-	1	1	2	2
Itaúsa Empreendimentos S.A.		(3)	-	(16)	-	(16)	-
Olimpia Promoção e Serviços S.A.		(2)	(2)	(7)	(7)	(12)	(12)
Fundação Itaú Unibanco - Previdência Complementar		(106)	(106)	13	11	25	23
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	1	1	3	3
Other		-	-	2	1	3	2
Rental revenues (expenses)		-	-	(14)	(14)	(26)	(30)
Itaúsa Investimentos Itaú S.A.		-	-	-	(1)	(1)	(2)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(12)	(12)	(21)	(24)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(2)	(3)	(4)	(6)
Other		-	-	-	2	-	2
Donation expenses		-	-	(39)	(21)	(83)	(59)
Instituto Itaú Cultural		-	-	(38)	(20)	(63)	(48)
Associação Cubo Coworking Itaú		-	-	-	-	(19)	(10)
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)	(1)

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to Management Members and members of the Audit Committee of ITAÚ UNIBANCO HOLDING consist of:

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Compensation	118	97	258	210
Board of directors	9	15	21	20
Executives	109	82	237	190
Profit sharing	60	59	104	98
Board of directors	-	-	3	1
Executives	60	59	101	97
Contributions to pension plans - Executives	2	1	5	6
Stock option plan – Executives	71	36	103	91
Total	251	193	470	405

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	162

Note 36 – Management risks

Credit risk

1.	Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

The continuous monitoring of ITAÚ UNIBANCO HOLDING’ portfolio concentration levels, assessing the economic industries and largest enables, allows to take preventive measures to avoid that the established limits are breached.

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses collateral to increase its recovery capacity in transactions subject to credit risk. Collateral used may be personal security, secured guarantee, legal structures with mitigation power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

4.	Policy on the provision

The provisioning policy adopted by ITAÚ UNIBANCO HOLDING is in line with the IFRS guidelines. Thus, all provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon.

The classification between stages is considered to determine any limitation to the loss horizon to be assessed.

Write-offs to loss occur in accordance with the expected recovery of each contract.

5.	Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING considers internal classification of clients to determine the credit status of portfolio contracts. In addition, statistics models, days of default and qualitative analyses are used for the trading portfolio.

Credit impairment is determined using internal ratings resulting from the aforementioned information, and rules to change the stage consider lower and higher rating limits (quantitative criteria), in addition the relative variation of ratings since the initial recognition. Additionally, days of delay are important factors for classification and are used on an absolute basis.

After determining the contract credit status, its classification is established in one of three credit impairment stages. Based on this classification, measurement rules for expected credit loss established for each stage are used, as described in Note 2.4e.

For Retail and Middle business portfolio, contracts overdue for over 30 days are classified in stage 2, except for the payroll loans for government bodies, which are recognized after 45 days of delay. This happens due to the product dynamics. For the Wholesale business portfolio, information on delay is considered in the rating assessment.

Default parameters considered are: (i) 90 days with no payment record(1); (ii) debt restructuring; (iii) adjudication of bankruptcy; (iv) loss; and (v) court-ordered reorganization.

(1)	For mortgage loan portfolio, 180 days without payment record are considered.

6.	Economic scenarios

ITAÚ UNIBANCO HOLDING uses internal and external information that denotes the clients’ risk level to determine, through statistic models, the expected credit loss for the contract in a proper observation horizon, related to the number of months remaining to the contract termination and the state in which it is classified. Additionally, information on economic scenarios and public information with internally developed

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	164

information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities.

7.	Credit risk exposure

	06/30/2018			12/31/2017
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	967,900	301,305	1,269,205	967,703	263,711	1,231,414
At Amortized Cost	698,993	237,313	936,306	702,672	203,057	905,729
Interbank deposits	6,500	17,237	23,737	6,367	22,681	29,048
Securities purchased under agreements to resell	253,576	1,121	254,697	243,917	790	244,707
(-) Provision for Expected Securities purchased under agreements to resell	(4)	-	(4)	(8)	-	(8)
Securities	87,886	20,668	108,554	101,365	10,059	111,424
(-) Provision for Expected Securities	(5,566)	(10)	(5,576)	(5,176)	(6)	(5,182)
Loan operations and lease operations (*)	326,292	196,200	522,492	327,501	170,218	497,719
(-) Provision for Expected Loss	(22,580)	(7,967)	(30,547)	(25,081)	(6,466)	(31,547)
Other financial assets	52,889	10,064	62,953	53,787	5,781	59,568
At Fair Value Through Other Comprehensive Income	11,888	40,844	52,732	14,722	37,427	52,149
Securities	11,970	40,848	52,818	14,805	37,428	52,233
(-) Provision for Expected Loss	(82)	(4)	(86)	(83)	(1)	(84)
At Fair Value Through Profit or Loss	257,019	20,835	277,854	250,309	21,481	271,790
Securities	244,163	5,971	250,134	238,200	10,747	248,947
Derivatives	12,856	14,864	27,720	12,109	10,734	22,843
At Fair Value Designated at Fair Value Through Profit or Loss	-	2,313	2,313	-	1,746	1,746
Securities	-	2,313	2,313	-	1,746	1,746
Off balance sheet	299,887	49,309	349,196	280,032	43,797	323,829
Financial Guarantees Provided	58,213	11,907	70,120	60,062	10,427	70,489
Letters of credit to be released	10,305	-	10,305	9,214	-	9,214
Commitments to be released	231,369	37,402	268,771	210,756	33,370	244,126
Mortgage loans	2,567	-	2,567	3,218	-	3,218
Overdraft accounts	100,531	-	100,531	93,284	-	93,284
Credit cards	122,785	2,972	125,757	109,196	2,679	111,875
Other pre-approved limits	5,486	34,430	39,916	5,058	30,691	35,749
Provision for Expected Loss of Financial Liabilities	4,559	468	5,027	4,513	409	4,922
Loan Commitments	2,815	345	3,160	2,681	334	3,015
Financial Guarantees	1,744	123	1,867	1,832	75	1,907
Total	1,263,228	350,146	1,613,374	1,243,222	307,099	1,550,321
(*)	In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 644 (R$ 102 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	165

The table above presents the maximum exposure at June 30, 2018 and December 31, 2017, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of Financial Guarantees Provided and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to Loan Operations, Financial Assets Held for Trading, and Securities Purchased Under Agreements to Resell, in addition to Financial Guarantees Provided and Other Commitments.

8.	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	06/30/2018%		12/31/2017%
Public sector	2,658	0.5	2,372	0.5
Industry and commerce	113,168	21.7	107,201	21.5
Services	119,976	23.0	114,332	23.0
Natural resources	24,298	4.6	23,032	4.6
Other sectors	3,993	0.8	3,643	0.7
Individuals	258,399	49.4	247,139	49.7
Total	522,492	100.0	497,719	100.0

b)	The credit risks of Off Balance items (Financial Guarantees Pledged, Letters of Credit and Commitments to Be Released) are neither categorized nor managed by business sector.

c)	Other financial assets (*)

	06/30/2018%		12/31/2017%
Natural resources	3,793	0.5	2,751	0.4
Public sector	328,409	45.9	327,932	46.5
Industry and commerce	11,828	1.7	11,212	1.6
Services	84,949	11.9	84,191	11.9
Other sectors	6,251	0.9	5,287	0.7
Individuals	647	0.1	554	0.1
Financial	278,430	39.0	273,747	38.8
Total	714,307	100.0	705,674	100.0
(*)	Includes Financial Assets at Fair Value Through Profit or Loss, Derivatives, Assets Designated at Fair Value Through Profit or Loss, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost, Interbank Deposits and Securities Purchased Under Agreements to Resell.

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8.1.	Credit risk exposure

a)	Maximum exposure of loan operations and lease operations

The table below presents the maximum exposure of financial assets segregated by type and classification of credit risk.

06/30/2018
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages
	Loan Operations	Commitments to be released	Financial Guarantees	Total	Loan Operations	Commitments to be released	Financial Guarantees	Total	Loan Operations	Commitments to be released	Financial Guarantees	Total	Loan Operations (*)	Commitments to be released	Financial Guarantees	Total
Individuals	165,138	175,941	1,039	342,118	13,844	4,791	-	18,635	17,599	747	-	18,346	196,581	181,479	1,039	379,099
Credit card	56,491	115,244	-	171,735	6,236	3,826	-	10,062	4,252	664	-	4,916	66,979	119,734	-	186,713
Personal loans	14,424	60,679	1,039	76,142	3,542	961	-	4,503	10,817	83	-	10,900	28,783	61,723	1,039	91,545
Payroll loans	43,066	-	-	43,066	837	-	-	837	1,700	-	-	1,700	45,603	-	-	45,603
Vehicles	13,144	-	-	13,144	1,018	-	-	1,018	535	-	-	535	14,697	-	-	14,697
Mortgage loans	38,013	18	-	38,031	2,211	4	-	2,215	295	-	-	295	40,519	22	-	40,541
Corporate	92,296	17,450	49,606	159,352	3,932	157	1,732	5,821	10,905	296	4,380	15,581	107,133	17,903	55,718	180,754
Small and medium businesses	51,106	34,511	2,369	87,986	6,363	1,693	66	8,122	6,425	213	60	6,698	63,894	36,417	2,495	102,806
Foreign loans - Latin America	131,136	28,894	10,479	170,509	17,315	3,991	365	21,671	6,433	87	24	6,544	154,884	32,972	10,868	198,724
Total	439,676	256,796	63,493	759,965	41,454	10,632	2,163	54,249	41,362	1,343	4,464	47,169	522,492	268,771	70,120	861,383
%	57.8%	33.8%	8.4%	100.0%	76.4%	19.6%	4.0%	100.0%	87.7%	2.8%	9.5%	100.0%	60.7%	31.2%	8.1%	100.0%

12/31/2017
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages
	Loan Operations	Commitments to be released	Financial Guarantees	Total	Loan Operations	Commitments to be released	Financial Guarantees	Total	Loan Operations	Commitments to be released	Financial Guarantees	Total	Loan Operations (*)	Commitments to be released	Financial Guarantees	Total
Individuals	161,364	159,533	1,016	321,913	13,032	4,420	-	17,452	18,989	776	-	19,765	193,385	164,729	1,016	359,130
Credit card	57,073	102,180	-	159,253	6,027	3,353	-	9,380	4,313	697	-	5,010	67,413	106,230	-	173,643
Personal loans	12,290	57,339	1,016	70,645	3,108	1,065	-	4,173	11,897	79	-	11,976	27,295	58,483	1,016	86,794
Payroll loans	42,115	-	-	42,115	733	-	-	733	1,868	-	-	1,868	44,716	-	-	44,716
Vehicles	12,550	-	-	12,550	987	-	-	987	628	-	-	628	14,165	-	-	14,165
Mortgage loans	37,336	14	-	37,350	2,177	2	-	2,179	283	-	-	283	39,796	16	-	39,812
Corporate	91,442	14,100	50,811	156,353	3,833	278	1,299	5,410	12,372	390	5,538	18,300	107,647	14,768	57,648	180,063
Small and medium businesses	47,132	33,203	2,229	82,564	6,001	1,638	74	7,713	7,157	254	54	7,465	60,290	35,095	2,357	97,742
Foreign loans - Latin America	117,448	25,867	9,069	152,384	13,028	3,527	371	16,926	5,921	140	28	6,089	136,397	29,534	9,468	175,399
Total	417,386	232,703	63,125	713,214	35,894	9,863	1,744	47,501	44,439	1,560	5,620	51,619	497,719	244,126	70,489	812,334
%	58.5%	32.6%	8.9%	100.0%	75.6%	20.8%	3.7%	100.0%	86.1%	3.0%	10.9%	100.0%	61.3%	30.1%	8.7%	100.0%
(*)	In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 644 (R$ 102 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	167

b)	Maximum Exposure of other financial assets

	06/30/2018
		Stage 1		Stage 2		Stage 3
	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	2,482	2,308	2,286	-	-	914	196
Brazilian government securities	260,843	261,232	260,658	247	185	-	-
Brazilian external debt bonds	35,340	36,013	35,340	-	-	-	-
Others stakeholders	-	36	-	-	-	-	-
Government securities - other countries	30,594	30,683	30,594	-	-	-	-
Argentina	501	484	501	-	-	-	-
United States	2,124	2,148	2,124	-	-	-	-
Mexico	2,736	2,736	2,736	-	-	-	-
Denmark	492	492	492	-	-	-	-
Spain	3,082	3,082	3,082	-	-	-	-
Korea	1,443	1,443	1,443	-	-	-	-
Chile	9,795	9,807	9,795	-	-	-	-
Paraguay	1,587	1,662	1,587	-	-	-	-
Uruguay	961	962	961	-	-	-	-
Colombia	7,861	7,855	7,861	-	-	-	-
Peru	12	12	12	-	-	-	-
Corporate securities	78,897	74,712	74,130	3,423	2,374	7,007	2,393
Shares	7,076	6,810	6,843	239	11	473	222
Rural product note	3,827	3,616	3,609	-	-	412	218
Securitized real estate loans	12,639	11,571	11,559	113	109	2,383	971
Bank deposit certificate	1,459	1,459	1,459	-	-	-	-
Debentures	23,819	21,294	20,782	2,861	2,072	3,714	965
Eurobonds and other	6,851	6,818	6,739	117	112	-	-
Financial bills	20,173	20,174	20,173	-	-	-	-
Promissory notes	1,266	1,232	1,232	18	17	25	17
Others	1,787	1,738	1,734	75	53	-	-
Total	408,156	404,984	403,008	3,670	2,559	7,921	2,589

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	168

	12/31/2017
		Stage 1		Stage 2		Stage 3
	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	3,513	3,351	3,345	-	-	784	168
Brazilian government securities	270,507	269,265	270,311	261	196	-	-
Brazilian external debt bonds	26,818	26,370	26,818	-	-	-	-
Others stakeholders	-	36	-	-	-	-	-
Government securities - other countries	28,902	28,914	28,902	-	-	-	-
Argentina	1,466	1,446	1,466	-	-	-	-
United States	1,666	1,684	1,666	-	-	-	-
Mexico	564	564	564	-	-	-	-
Denmark	1,951	1,951	1,951	-	-	-	-
Spain	2,937	2,937	2,937	-	-	-	-
Korea	1,944	1,944	1,944	-	-	-	-
Chile	9,761	9,765	9,761	-	-	-	-
Paraguay	1,807	1,922	1,807	-	-	-	-
Uruguay	828	824	828	-	-	-	-
Colombia	5,945	5,844	5,945	-	-	-	-
Other	33	33	33	-	-	-	-
Corporate securities	79,344	75,240	75,486	1,510	1,109	7,857	2,749
Shares	6,107	5,554	5,820	117	21	482	266
Rural product note	2,739	2,518	2,511	-	-	381	228
Securitized real estate loans	13,577	12,492	12,501	64	59	3,062	1,017
Bank deposit certificate	1,150	1,150	1,150	-	-	-	-
Debentures	23,758	21,584	21,569	1,255	969	3,892	1,220
Eurobonds and other	6,192	6,195	6,192	-	-	-	-
Financial bills	21,230	21,230	21,230	-	-	-	-
Promissory notes	3,614	3,597	3,596	-	-	40	18
Others	977	920	917	74	60	-	-
Total	409,084	403,176	404,862	1,771	1,305	8,641	2,917

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	169

8.2.	The table below shows other financial assets, individually evaluated, classified by rating:

06/30/2018
Internal rating	Interbank deposits and securities purchased under agreements to resell	Financial assets at fair value through profit or loss	Financial assets at fair value through profit or loss designated at fair value	Derivatives assets	Financial Assets Fair Value Through Other Comprehensive Income	Financial assets at amortized cost	Total
Lower risk	278,430	250,054	2,313	25,759	52,732	99,753	709,041
Satisfactory	-	16	-	1,646	-	2,067	3,729
Higher risk	-	64	-	315	-	1,158	1,537
Total	278,430	250,134	2,313	27,720	52,732	102,978	714,307
%	39.0	35.0	0.3	3.9	7.4	14.4	100.0

12/31/2017
Internal rating	Interbank deposits and securities purchased under agreements to resell	Financial assets at fair value through profit or loss	Financial assets at fair value through profit or loss designated at fair value	Derivatives assets	Financial Assets Fair Value Through Other Comprehensive Income	Financial assets at amortized cost	Total
Lower risk	273,747	248,904	1,746	21,209	52,149	104,610	702,365
Satisfactory	-	15	-	1,263	-	338	1,616
Higher Risk	-	28	-	371	-	1,294	1,693
Total	273,747	248,947	1,746	22,843	52,149	106,242	705,674
%	38.8	35.3	0.2	3.2	7.4	15.1	100.0

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8.3.	Collateral held for loan and lease operations portfolio

	06/30/2018				12/31/2017
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	53,756	134,501	1,106	1,056	52,608	132,007	1,079	1,028
Personal	396	1,524	876	842	370	1,398	901	864
Vehicles	14,011	34,049	228	213	13,618	34,368	177	163
Mortgage loans	39,349	98,928	2	1	38,620	96,241	1	1

Small, medium businesses and corporate	115,244	314,475	9,914	7,321	115,731	339,892	11,032	8,537

Foreign loans - Latin America	118,183	198,978	11,313	3,800	105,425	175,476	10,262	3,598

Total	287,183	647,954	22,333	12,177	273,764	647,375	22,373	13,163

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 212,976 (R$ 201,582 at 12/31/2017).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on financial guarantees provided.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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9.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Real estate not for own use	30	20	47	93
Residential properties - mortgage loans	53	55	122	107
Vehicles - linked to loan operations	-	1	-	2
Other (vehicles / furniture / equipments) - dation	30	20	50	126
Total	113	96	219	328

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	172

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

The institutional policy on market risk management is in line with CMN Resolution No. 3,464, as amended, comprising a set of principles that guide the strategy for control and management of market risks of the whole institution.

ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The CMN has regulations that establish the segregation of exposure to market risk in risk factors, such as interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same governance structure of limits.

The limit and warning structure is aligned with the Board of Directors’ structure, and it is reviewed and approved on an annual basis. This structure has specific limits that aim at improvement the monitoring process and understanding of risks, as well as avoid their concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

Aiming at adjusting risks to the established limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments. Derivatives are the instruments most frequently used to carry out these hedge activities, and they may be characterized as accounting or economic hedge, both governed by the internal policies at ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Accounting Hedge.

Market risk management follows the segregation of operations in Trading Portfolio and Banking Portfolio, pursuant to the general criteria set forth in CMN Resolution No. 3,464, and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are carried out for trading purposes. The banking portfolio is mainly characterized by the operations arising from banking activities and related to the management of the institutions’ balance sheet, conducted with no intent of trading and with a horizon of time of medium and long terms.

Market risk management is conducted based on the following metrics:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	173

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies.

From January 1 to June 30, 2018, the average total VaR in Historical Simulation was R$ 431.9 or 0.35% of total stockholders’ equity (throughout 2017 it was R$ 409.9 or 0.28% of total stockholders’ equity).

(Reais million)
	VaR Total - Historical Simulation
	06/30/2018 (1)				12/31/2017 (1)
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group
Interest rates	874.6	744.1	1,042.9	912.4	721.0	583.6	1,311.9	764.7
Currencies	19.8	12.7	45.2	16.4	20.4	6.5	50.2	11.9
Shares	36.7	23.6	58.5	27.3	45.4	38.5	54.9	46.4
Commodities	1.7	0.7	3.1	1.0	1.5	0.7	4.0	0.8
Effect of diversification				(466.0)				(451.5)
Total risk	431.9	317.2	603.6	491.1	409.9	304.8	874.0	372.3
(1)	VaR by Group of Risk Factors considers information from foreign units.

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Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	06/30/2018						12/31/2017
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	345,583	248,415	122,170	420,737	179,402	1,316,307	268,059	354,885	103,785	392,119	178,592	1,297,440
Interbank deposits	16,122	4,431	2,207	974	-	23,734	21,644	3,510	2,880	1,011	3	29,048
Securities purchased under agreements to resell	151,609	85,194	17,605	38	250	254,696	42,612	201,889	2	28	168	244,699
Central Bank compulsory deposits	79,508	-	-	-	-	79,508	94,047	-	-	-	-	94,047
Financial Assets at Fair Value Through Profit or Loss	11,931	17,199	16,358	159,922	44,724	250,134	16,554	15,855	17,103	147,805	51,630	248,947
Financial Assets Designated at Fair Value	-	-	2,313	-	-	2,313	-	-	1,041	705	-	1,746
Financial Assets at Fair Value Through Other Comprehensive	1,935	2,784	2,859	30,048	15,106	52,732	1,088	2,476	6,102	23,415	19,068	52,149
Financial Assets At Amortized Cost	2,130	8,039	6,146	51,240	35,423	102,978	10,897	7,921	6,834	50,650	29,940	106,242
Derivatives	7,890	4,451	4,213	7,824	3,342	27,720	7,978	3,003	2,360	6,681	2,821	22,843
Loan and lease operations portfolio (2)	74,458	126,317	70,469	170,691	80,557	522,492	73,239	120,231	67,463	161,824	74,962	497,719
Interest-bearing liabilities	377,916	100,389	71,493	312,296	67,546	929,640	376,492	93,736	87,850	290,677	56,451	905,206
Savings deposits	127,342	-	-	-	-	127,342	119,980	-	-	-	-	119,980
Time deposits	27,767	34,811	20,467	139,400	3,316	225,761	27,798	32,350	22,570	126,435	2,647	211,800
Interbank deposits	1,159	872	760	25	27	2,843	88	908	669	451	66	2,182
Deposits received under repurchase agreements	202,254	11,339	14,853	50,647	23,434	302,527	208,261	7,362	25,185	57,146	14,680	312,634
Interbank market	10,481	39,585	24,429	50,451	8,691	133,637	8,570	34,108	30,736	48,005	8,197	129,616
Institutional market	1,119	8,516	5,278	57,015	29,590	101,518	4,188	16,495	5,343	43,911	28,545	98,482
Derivatives	7,788	5,256	5,692	11,274	2,426	32,436	7,596	2,491	3,325	11,109	2,225	26,746
Financial liabilities held for trading	6	10	14	148	62	240	11	22	22	319	91	465
Liabilities for capitalization plans	-	-	-	3,336	-	3,336	-	-	-	3,301	-	3,301
Difference asset / liability (3)	(32,333)	148,026	50,677	108,441	111,856	386,667	(108,433)	261,149	15,935	101,442	122,141	392,234
Cumulative difference	(32,333)	115,693	166,370	274,811	386,667		(108,433)	152,716	168,651	270,093	392,234
Ratio of cumulative difference to total interest-bearing assets	(2.5%)	8.8%	12.6%	20.9%	29.4%		(8.4%)	11.8%	13.0%	20.8%	30.2%
(1)	Remaining contractual terms.
(2)	In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 644 (R$ 102 at 12/31/2017)
(3)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Position of accounts subject to currency risk

	06/30/2018
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	5,910	2,497	5,393	13,800
Financial Assets	111,263	108,614	71,364	291,241
At Amortized Cost	76,062	91,265	59,922	227,249
Interbank deposits	5,305	1,166	10,766	17,237
Securities purchased under agreements to resell	286	480	355	1,121
Securities	20,242	-	426	20,668
Loan operations and lease operations portfolio	53,681	92,045	50,474	196,200
(-) Provision for Expected Loss	(3,452)	(2,426)	(2,099)	(7,977)
At Fair Value Through Other Comprehensive Income	20,328	10,336	10,180	40,844
Securities	20,330	10,338	10,180	40,848
(-) Provision for Expected Loss	(2)	(2)	-	(4)
At Fair Value Through Profit or Loss	12,560	7,013	1,262	20,835
Securities	4,927	282	762	5,971
Derivatives	7,633	6,731	500	14,864
Financial assets designated at fair value through profit or loss	2,313	-	-	2,313
Securities and Equity Instruments	2,313	-	-	2,313
Total assets	117,173	111,111	76,757	305,041

	06/30/2018
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	44,815	55,238	53,849	153,902
Securities sold under repurchase agreements	23,958	2,478	3,490	29,926
Financial liabilities designated at fair value through profit or loss	240	-	-	240
Derivatives	8,081	5,810	510	14,401
Interbank market debt	27,997	6,827	4,917	39,741
Institutional market debt	46,622	32,383	3,655	82,660
Total liabilities	151,713	102,736	66,421	320,870

Net position	(34,540)	8,375	10,336	(15,829)

Position of accounts subject to currency risk

	12/31/2017
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	4,958	2,527	2,990	10,475
Financial Assets	92,768	98,027	67,135	257,930
At Amortized Cost	60,143	80,785	56,348	197,276
Interbank deposits	8,473	469	13,739	22,681
Securities purchased under agreements to resell	196	-	594	790
Securities	9,605	-	454	10,059
Loan operations and lease operations portfolio	44,320	82,510	43,388	170,218
(-) Provision for Expected Loss	(2,451)	(2,194)	(1,827)	(6,472)
At Fair Value Through Other Comprehensive Income	19,963	10,881	6,583	37,427
Securities	19,963	10,881	6,583	37,427
At Fair Value Through Profit or Loss	10,916	6,361	4,204	21,481
Securities	6,869	158	3,720	10,747
Derivatives	4,047	6,203	484	10,734
Financial assets designated at fair value through profit or loss	1,746	-	-	1,746
Securities and Equity Instruments	1,746	-	-	1,746
Total assets	97,726	100,554	70,125	268,405

	12/31/2017
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	42,890	52,393	47,358	142,641
Securities sold under securities repurchase agreements	14,488	63	2,110	16,661
Financial liabilities designated at fair value through profit or loss	465	-	-	465
Derivatives	5,441	5,538	306	11,285
Interbank market debt	19,446	5,836	4,072	29,354
Institutional market debt	30,906	29,565	3,047	63,518
Total liabilities	113,636	93,395	56,893	263,924

Net position	(15,910)	7,159	13,232	4,481

The exposure to share price risk is disclosed in Note 7 related to financial assets - At Amortized Cost and Note 10, related to Financial Assets at Fair Value Through Other Comprehensive Income.

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Liquidity risk

Liquidity risk is defined as the possibility of the institution not being able to efficiently honor its expected and unexpected, current and future obligations, including those arising from guarantee binding, without affecting its daily operations and not incurring in significant losses.

Policies and procedures

Liquidity risk control is performed by an area independent of the business areas and is responsible for determining the composition of the reserve; proposing assumptions for the behavior of cash flow; identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risk in different time horizons; proposing and monitoring liquidity risk limits consistent with the institution’s appetite for risk, reporting possible mismatches; considering the liquidity risk individually in the countries where ITAÚ UNIBANCO HOLDING operates; simulating the behavior of cash flow under stress conditions; assessing and reporting in advance the risks inherent in new products and transactions, and reporting the information required regulatory bodies. All activities are subject to checking by validation, internal control and audit independent areas.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of collaterals and guarantees, and credit facilities contracted and not used. This process is conducted by means of corporate systems and proprietary applications developed and managed in-house.

The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

Itaú Unibanco conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies.

Additionally, and in compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

In compliance with BACEN Circular Letter 3.775, of July 14, 2016, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil, which is reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2018, the index minimum requirement is 90%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

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2nd quarter 2018
Information on the Liquidity Coverage Ratio (LCR)	Total Adjusted Amount(1)
Total high-quality liquid assets (2)	172,178
Total potential cash outflows (3)	101,584
Liquidity Coverage Ratio (%)	169.5%
(1)	Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.
(2)	HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.
(3)	Potential cash outflows calculated in standardized stress, determined by Circular No. 3,749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 630.9 billion (R$ 622.1 billion at 12/31/2017), particularly funding from time deposits. A considerable portion of these funds – 37.2% of total, or R$ 234.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	06/30/2018			12/31/2017
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	226,915	426,595	-	216,842	402,938
Demand deposits	70,646	70,646	11.2	68,973	68,973	11.1
Savings deposits	127,342	127,342	20.2	119,980	119,980	19.3
Time deposits	27,766	225,761	35.8	27,798	211,800	34.0
Other	1,161	2,846	0.5	91	2,185	0.4
Funds from acceptances and issuance of securities (1)	5,926	115,008	18.2	6,820	107,581	17.3
Funds from own issue (2)	1,408	35,392	5.6	2,570	58,837	9.5
Subordinated debt	217	53,926	8.5	1,315	52,696	8.5
Total	234,466	630,921	100.0	227,547	622,052	100.0

(1)	Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.
(2)	Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2018, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 151.6 billion and accounted for 64.7% of the short term redeemable obligations, 24.0% of total funding, and 15.9% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	06/30/2018%	12/31/2017%
Net assets (1) / funds within 30 days (2)	64.7	72.2
Net assets (1) / total funds (3)	24.0	26.4
Net assets (1) / total financial assets (4)	15.9	17.6
(1)	Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.
(2)	Table Funding from clients (Total Funding from clients 0-30 days).
(3)	Table funding from clients (Total funding from clients).
(4)	Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 954,582 (R$ 933,686 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	178

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	06/30/2018					12/31/2017
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	25,402	-	-	-	25,402	18,749	-	-	-	18,749

Interbank investments	165,714	104,750	637	467	271,568	93,218	173,663	673	508	268,062
Securities purchased under agreements to resell – Funded position (2)	45,432	-	-	-	45,432	38,833	-	-	-	38,833
Securities purchased under agreements to resell – Financed position	104,216	97,883	-	-	202,099	31,238	167,061	-	-	198,299
Interbank deposits (4)	16,066	6,867	637	467	24,037	23,147	6,602	673	508	30,930

Securities	84,181	14,162	14,556	97,298	210,197	110,667	24,960	16,717	76,923	229,267
Government securities - available	76,941	290	291	5,829	83,351	103,447	152	232	5,052	108,883
Government securities – subject to repurchase commitments	422	4,437	7,460	33,376	45,695	203	15,677	9,107	19,270	44,257
Private securities - available	6,738	8,676	4,796	48,781	68,991	7,007	8,577	5,541	45,885	67,010
Private securities – subject to repurchase commitments	80	759	2,009	9,312	12,160	10	554	1,837	6,716	9,117

Derivative financial instruments	7,890	8,664	2,968	8,198	27,720	7,978	5,363	2,756	6,746	22,843
Net position	7,890	8,664	2,968	8,198	27,720	7,978	5,363	2,756	6,746	22,843
Swaps	103	1,696	1,536	7,433	10,768	189	1,258	1,661	6,082	9,190
Option	737	3,248	1,094	300	5,379	430	1,748	865	294	3,337
Forward (onshore)	5,311	708	1	-	6,020	6,529	382	-	-	6,911
Other derivative financial instruments	1,739	3,012	337	465	5,553	830	1,975	230	370	3,405
Loan and lease operations portfolio (3)	64,512	160,825	80,916	223,079	529,332	57,505	152,660	71,107	201,881	483,153
Total financial assets	347,699	288,401	99,077	329,042	1,064,219	288,117	356,646	91,253	286,058	1,022,074
(1)	The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 84,800 (R$ 98,837 at 12/31/2017), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.
(2)	Net of R$ 3,684 (R$ 3,664 at 12/31/2017) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.
(3)	Net of payment to merchants of R$ 50,983 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 4,539 (R$ 4,931 at 12/31/2017).
(4)	Includes R$ 11,983 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	179

Undiscounted future flows except for derivatives	06/30/2018					12/31/2017
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Deposits	236,612	55,676	18,167	174,140	484,595	222,782	61,672	16,500	152,961	453,915
Demand deposits	70,646	-	-	-	70,646	68,973	-	-	-	68,973
Savings deposits	127,342	-	-	-	127,342	119,980	-	-	-	119,980
Time deposit	36,839	54,549	18,130	174,120	283,638	33,114	60,272	16,445	152,903	262,734
Interbank deposits	1,782	1,127	37	20	2,966	712	1,400	55	58	2,225
Other deposits	3	-	-	-	3	3	-	-	-	3

Compulsory deposits	(36,660)	(12,896)	(4,090)	(31,154)	(84,800)	(40,538)	(18,197)	(4,644)	(35,458)	(98,837)
Demand deposits	(5,292)	-	-	-	(5,292)	(4,790)	-	-	-	(4,790)
Savings deposits	(22,687)	-	-	-	(22,687)	(26,008)	-	-	-	(26,008)
Time deposit	(8,681)	(12,896)	(4,090)	(31,154)	(56,821)	(9,740)	(18,197)	(4,644)	(35,458)	(68,039)

Securities sold under repurchase agreements (1)	237,300	27,838	14,949	39,356	319,443	232,970	35,234	30,404	39,444	338,052
Government securities	199,978	3,945	6,575	33,272	243,770	202,545	3,197	8,260	27,680	241,682
Private securities	7,336	22,920	8,374	6,084	44,714	8,020	31,348	22,144	11,764	73,276
Foreign	29,986	973	-	-	30,959	22,405	689	-	-	23,094

Funds from acceptances and issuance of securities (2)	7,673	43,326	44,383	39,331	134,713	7,093	43,463	21,325	52,837	124,718

Borrowing and onlending (3)	3,868	36,999	10,425	15,652	66,944	3,975	37,132	9,839	19,807	70,753

Subordinated debt (4)	362	6,751	5,911	52,222	65,246	1,061	13,402	2,054	49,454	65,971

Derivative financial instruments	7,788	10,948	5,240	8,460	32,436	7,596	5,816	4,877	8,457	26,746
Net position	7,788	10,948	5,240	8,460	32,436	7,596	5,816	4,877	8,457	26,746
Swaps	187	4,752	4,080	7,474	16,493	65	2,364	3,747	7,516	13,692
Option	883	2,963	817	315	4,978	332	1,299	889	273	2,793
Forward (onshore)	5,631	2	-	-	5,633	6,272	-	-	-	6,272
Other derivative financial instruments	1,087	3,231	343	671	5,332	927	2,153	241	668	3,989

Total financial liabilities	456,943	168,642	94,985	298,007	1,018,577	434,939	178,522	80,355	287,502	981,318
(1)	Includes own and third parties’ portfolios.
(2)	Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.
(3)	Recorded in funds from interbank markets.
(4)	Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	180

	06/30/2018					12/31/2017
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees Provided	1,656	17,692	6,297	44,475	70,120	1,749	17,563	5,451	45,726	70,489
Commitments to be released	103,260	30,627	6,429	128,455	268,771	98,310	27,857	7,307	110,652	244,126
Letters of credit to be released	10,305	-	-	-	10,305	9,214	-	-	-	9,214
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	219	460	273	952	-	432	460	273	1,165
Total	115,221	48,538	13,186	173,203	350,148	109,273	45,852	13,218	156,651	324,994

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	181

Note 37 – Supplementary information

Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700. Such amounts are subject to contractual adjustments (FIRST ACQUISITION). A portion of this amount will be withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of Group XP will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to Group XP.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2018	182